Exhibit 99.20

ENERGY FUELS INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON FRIDAY FEBRUARY 10, 2012

MANAGEMENT INFORMATION CIRCULAR
JANUARY 10, 2012

ENERGY FUELS INC.
NOTICE OF ANNUAL AND SPECIAL MEETING
OF SHAREHOLDERS TO BE HELD
FRIDAY, FEBRUARY 10, 2012

TO THE HOLDERS OF COMMON SHARES:

Notice is hereby given that an annual and special meeting (the “Meeting”) of the holders of common shares of Energy Fuels Inc. (the “Corporation”) will be held at the National Club, 303 Bay Street, Toronto, Ontario, Canada on Friday, February 10, 2012 at 10:00 am (Toronto time) for the following purposes:

1.	to receive the audited consolidated financial statements of the Corporation for the year ended September 30, 2011, together with the report of the auditor thereon;

2.	to elect directors of the Corporation;

3.	to appoint the auditor of the Corporation and to authorize the directors to fix the remuneration to be paid to the auditor;

4.

to consider and, if thought advisable, to pass an ordinary resolution approving the renewal of the Corporation’s existing Shareholder Rights Plan for a further three-year term, as more particularly described in the accompanying management information circular (the “Circular”);

5.

to consider and, if thought advisable, to pass ordinary resolutions authorizing the issuance of common shares of the Corporation pursuant to an arrangement (the “Arrangement”) between the Corporation and Titan Uranium Inc. (“Titan”), pursuant to which, among other things, the Corporation will acquire all of the issued and outstanding common shares of Titan and the shareholders of Titan will receive, for each whole common share of Titan held, 0.68 of a common share of the Corporation, all as more particularly described in the Circular; and

6.	to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The accompanying Circular provides additional information relating to the matters to be dealt with at the Meeting and forms part of this Notice.

Shareholders who cannot attend the Meeting in person may vote by proxy. Instructions on how to complete and return the proxy are provided with the proxy form and are described in the Circular. To be valid, proxies must be received by CIBC Mellon Trust Company by mail at c/o Cover-All, P. O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, no later than 5:00 p.m. (Toronto time) on February 8, 2012, or if the Meeting is adjourned, no later than 10:00 a.m. (Toronto time) on the last business day preceding the day to which the Meeting is adjourned.

Dated at Toronto, Ontario this 10th day of January, 2012.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”

Stephen P. Antony, President
and Chief Executive Officer

MANAGEMENT INFORMATION CIRCULAR
TABLE OF CONTENTS

GLOSSARY OF TERMS	3
INTRODUCTION	7
Information Concerning Titan Uranium Inc	7
Cautionary Statement Regarding Forward-Looking Information and Statements	7
Notice to United States Shareholders	9
Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources	10
DOCUMENTS INCORPORATED BY REFERENCE	11
GENERAL PROXY INFORMATION	12
Appointment and Revocation of Proxies	12
Voting of Shares Represented by Management Proxies	12
Voting by Non-Registered Shareholders	12
Distribution of Meeting Materials to Non-Objecting Beneficial Owners	13
VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES	13
ANNUAL MEETING BUSINESS	14
Election of Directors	14
Appointment of Auditors	16
EXTENSION OF SHAREHOLDER RIGHTS PLAN	16
Purpose of the Rights Plan	16
Summary of the Rights Plan	17
ACQUISITION OF TITAN	21
Reasons for the Transaction	21
Background to the Acquisition	22
Factors Considered by the EFI Board and Management	22
Fairness Opinion	23
The Acquisition – Securities Issuable by EFI	24
EFI Shareholder Approval	25
Titan Shareholder Approval and Court Approval	25
Dissent Rights	25
Material Agreements Relating to the Acquisition	26
Combination Agreement	26
Support Agreements	29
Bridge Loan	30
Risk Factors	31
Risks of Proceeding with the Acquisition	31
Risks of Not Proceeding with the Acquisition	32
Risks Related to EFI Following the Acquisition	32
INFORMATION ABOUT EFI	33
Overview and Corporate Structure	33
Prior Sales	35
INFORMATION ABOUT TITAN	36
Overview and Corporate Structure	36
Sheep Mountain Project	37
Project Description and Location	37
Accessibility	38
Climate	38
Physiography	38
Infrastructure	38
History	39
Geological Setting	39
Mineralization	40
Drilling	41
Sampling and Analysis	42
Security of Samples	42

Mineral Resource and Mineral Reserve Estimates	43
Exploration and Development	46
Other Mineral Properties – US Assets	47
Other Mineral Properties – Canadian Assets	48
Nunavut	48
Saskatchewan	49
Canadian Asset Sale	55
Capitalization of Titan	55
Interest of Certain Persons in the Acquisition	56
Material Contracts	58
INFORMATION ABOUT EFI AFTER GIVING EFFECT TO THE ACQUISITION	59
General	59
Business of EFI Post-Arrangement	60
Corporate Structure Following the Completion of the Plan of Arrangement	60
Pro Forma Financial Information	60
Authorized and Issued Share Capital	61
Principal Holders of Common Shares	62
EXECUTIVE COMPENSATION	62
AUDIT COMMITTEE DISCLOSURE	72
CORPORATE GOVERNANCE DISCLOSURE	72
INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON	72
INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS	72
INTERESTS OF EXPERTS	72
ADDITIONAL INFORMATION	73
DIRECTORS' APPROVAL	73
CONSENT OF EXPERTS	74
SCHEDULE A - Arrangement Resolutions	A-1
SCHEDULE B - Plan of Arrangement	B-1
SCHEDULE C - Fairness Opinion	C-1
SCHEDULE D – Pro Forma Financial Statements of the Resulting Issuer	D-1
SCHEDULE E – Audited Annual Financial Statements of Titan for the Year Ended August 31, 2011	E-1
SCHEDULE F - Corporate Governance Disclosure	F-1

GLOSSARY OF TERMS

In this Circular, the following capitalized terms shall have the following meanings, in addition to other terms defined elsewhere in this Circular.

“$” means Canadian dollars;

“Acquisition” means the acquisition of the issued and outstanding shares of Titan by EFI pursuant to the Plan of Arrangement;

“AIF” means the annual information form of EFI dated December 17, 2011 in respect of the year ended September 30, 2011;

“Arrangement Resolutions” means the resolutions to be passed at the Meeting with respect to the Plan of Arrangement with Titan, which are attached as Schedule A to this Circular;

“Bridge Loan” means the secured bridge loan or loans made and to be made by EFI to Titan USA of up to US$1,000,000 bearing an annual interest rate of 5% to be secured against the Sheep Mountain Project of Titan and used for work done on the Sheep Mountain Project;

“Bridge Loan Agreement” means the loan agreement between EFI and Titan USA dated as of December 5, 2011 with respect to the Bridge Loan;

“Canadian Asset Sale” means the proposed sale of Titan’s Canadian assets, including projects located in the Athabasca Basin, Thelon Basin and Cypress Hills, which is expected to close prior to the Effective Date;

“CBCA” means the Canada Business Corporations Act;

“Circular” means this management information circular of the Corporation, including the Notice of Meeting and all schedules attached hereto and all amendments thereof;

“Completion Date” means the date by which the transactions contemplated by this Agreement are to be completed, which date is March 1, 2012, or such other date that may be agreed to by the Parties;

“Combination Agreement” means the business combination agreement dated as of December 5, 2011 executed by EFI and Titan with respect to the Arrangement;

“Court” means the Supreme Court of British Columbia;

“Dundee Securities” means Dundee Securities Ltd., a registered dealer which is acting as EFI’s financial advisor in connection with the Arrangement;

“Effective Date” means the date shown on the certificate of arrangement issued under the CBCA giving effect to the Arrangement;

“EFI” or the “Corporation” means Energy Fuels Inc., a corporation continued under the laws of Ontario;

“EFI Board” means the board of directors of EFI;

“EFI Common Shares” means the issued and outstanding common shares in the capital of EFI;

“EFI Option Plan” means the stock option plan of EFI ratified by EFI Shareholders on March 10, 2010;

“EFI Options” shall mean the issued and outstanding options to acquire EFI Common Shares issued pursuant to the EFI Option Plan;

“EFI Shareholder Approval” means the approval of the Arrangement Resolutions by a majority of the votes cast by EFI Shareholders voting in person or by proxy at the Meeting;

“EFI Shareholders” means the holders of EFI Common Shares as of the Record Date;

“EFI Support Agreements” means the support agreements entered into by Dundee Resources Limited, Pinetree Capital Ltd., and each director and officer of EFI, pursuant to which each such person agreed to vote their EFI Common Shares in favour of the Plan of Arrangement;

“EFI Warrants” means the issued and outstanding warrants to acquire EFI Common Shares;

“Fairness Opinion” means the written fairness opinion from Dundee Securities dated December 5, 2011, delivered to the EFI Board in connection with the Arrangement, the full text of which is set out as Schedule C to this Circular;

“Final Order” means the order of the Court pursuant to Subsection 192(4)(e) of the CBCA approving the Plan of Arrangement;

“FSE” means the Frankfurt Stock Exchange;

“Interim Order” means the interim order of the Court granted to Titan on January 11, 2012 providing for, among other things, the calling and holding of the Titan Meeting;

“LOI” means the letter of intent signed by EFI and Titan dated October 24, 2011 as amended by amending letters dated November 10, 2011 and November 18, 2011;

“Meeting” means the annual and special meeting of EFI Shareholders to be held on February 10, 2012, and any adjournment thereof;

“Mega” means Mega Uranium Ltd., a TSX listed uranium exploration company which is party to a letter of intent with Titan with respect to the Canadian Asset Sale;

“NI 43-101” means National Instrument 43-101 – Standards of Disclosure for Mineral Projects adopted by the Canadian Securities Administrators;

“NI 51-102” means National Instrument 51-102 – Continuous Disclosure Obligations adopted by the Canadian Securities Administrators;

“NI 54-101” means National Instrument 54-101 - Communication with Beneficial Owners of Securities of a Reporting Issuer adopted by the Canadian Securities Administrators;

“NI 58-101” means National Instrument 58-101 – Disclosure of Corporate Governance Practices adopted by the Canadian Securities Administrators;

“Notice of Meeting” means the notice of the annual and special meeting of EFI Shareholders delivered to EFI Shareholders forming part of this Circular;

“Pinetree Bridge Loan” means the loan or loans made or to be made by Pinetree Resource Partnership or an affiliate thereof to Titan in the principal amount of up to $1,000,000, of which $500,000 was advanced pursuant to a loan agreement dated October 27, 2011 between Titan and Pinetree Resource Partnership, and a further $300,000 was advanced pursuant to a loan agreement dated December 8, 2011 between Titan and Pinetree Resource Partnership;

“Piñon Ridge Mill” means the proposed Piñon Ridge Mill, which is located near Naturita, Colorado;

“Plan of Arrangement” or “Arrangement” means the arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Combination Agreement dated December 5, 2011 and attached hereto as Schedule B;

“Record Date” means January 4, 2012 with respect to the EFI Shareholders entitled to vote at the Meeting;

“SEDAR” means the System for Electronic Document Analysis and Retrieval located at www.sedar.com;

“Share Exchange Ratio” means the issuance of 0.68 of an EFI Common Share for each whole Titan Common Share held;

“Sheep Mountain Project” means the mining claims and state mining leases comprising the Sheep Mountain uranium exploration property located in Fremont County, Wyoming, that is wholly owned, directly or indirectly, by Titan;

“Sheep Mountain Technical Report” means the technical report dated March 1, 2011 entitled “Sheep Mountain Uranium Project Fremont County, Wyoming USA 43-101 Mineral Resource Report Update March, 2011” prepared for Titan by Douglas L. Beahm, P.E., P.G. Principal Engineer of BRS Engineering;

“Titan” means Titan Uranium Inc., a corporation continued under the CBCA;

“Titan Board” means the board of directors of Titan;

“Titan Common Shares” means issued and outstanding common shares in the capital of Titan;

“Titan Meeting” means the annual and special meeting of Titan Shareholders to be held on February 14, 2012;

“Titan Options” means the issued and outstanding options to acquire Titan Common Shares issued pursuant to the Titan Option Plan;

“Titan Option Plan” means the amended and restated stock option plan of Titan dated January 25, 2011;

“Titan Optionholders” means the holders of Titan Options issued pursuant to the Titan Option Plan;

“Titan Shareholder Approval” means the approval of the Plan of Arrangement by not less than two-thirds of the votes cast by Titan Shareholders voting in person or by proxy at the Titan Meeting;

“Titan Shareholders” means the holders of Titan Common Shares;

“Titan USA” means Titan Uranium USA Inc, a wholly owned subsidiary of Titan;

“Titan Warrants” means the issued and outstanding warrants to acquire securities of Titan; “Titan Warrantholders” means the holders of Titan Warrants; “TSX” means the Toronto Stock Exchange; “TSX-V” means the TSX Venture Exchange;

“U.S. Securities Laws” means all applicable U.S. federal and state securities laws and regulations, including, without limitation, the 1933 Act, the 1934 Act and the rules and regulations promulgated from time to time thereunder;

“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

INTRODUCTION

The information contained in this management information circular (“Circular”) is furnished in connection with the solicitation of proxies to be used at the annual and special meeting of shareholders (“EFI Shareholders”) of Energy Fuels Inc. (“EFI” or the “Corporation”) to be held at the National Club, Toronto, Ontario on February 10, 2012 at 10:00 am (Toronto time) (the “Meeting”), and at all adjournments thereof, for the purposes set forth in the accompanying Notice of Meeting. It is expected that the solicitation will be made primarily by mail but proxies may also be solicited personally by directors, officers or regular employees of EFI. The solicitation of proxies by this Circular is being made by or on behalf of the management of EFI. The total cost of the solicitation will be borne by EFI.

Unless otherwise noted, all information contained in this Circular is as of December 31, 2011.

Information Concerning Titan Uranium Inc.

Certain information in this Circular pertaining to Titan Uranium Inc. (“Titan”), including but not limited to, information pertaining to Titan under “Acquisition of Titan”, “Information About Titan” and the Sheep Mountain Project, including but not limited to, information derived from the Sheep Mountain Technical Report, available electronically under Titan’s profile on SEDAR at www.sedar.com, has been furnished by Titan or is derived from information provided by Titan. Although EFI does not have any knowledge that would indicate that such information is untrue or incomplete, neither EFI nor any of its directors or officers assumes any responsibility for the accuracy or completeness of such information including any of Titan’s financial statements or information derived from the Sheep Mountain Technical Report, or for the failure by Titan to disclose events or information that may affect the completeness or accuracy of such information. In the Combination Agreement, Titan has represented to EFI that the information concerning Titan provided by Titan for inclusion in this Circular does not contain a material misrepresentation.

Cautionary Statement Regarding Forward-Looking Information and Statements

This Circular contains or incorporates by reference forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian securities legislation and U.S. Securities Laws. These statements relate to future events or the future activities or future performance of EFI and Titan. All statements, other than statements of historical fact, are forward-looking statements. Information concerning mineral resource and mineral reserve estimates also may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined. Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate, plans and similar expressions, or which by their nature refer to future events. These forward-looking statements include, but are not limited to, statements concerning:

  EFI’s strategies and objectives, both generally and specifically in respect of the proposed Piñon Ridge Mill facility and its Colorado, Utah, Arizona, New Mexico and Saskatchewan properties;
  the potential for the development of the Piñon Ridge Mill;
  the outcome of litigation;
  the potential for the expansion of current mineral resources and reserves;
  the timing of decisions and costs of exploration programs with respect to, and the issuance of the necessary permits and authorizations required for, EFI’s ongoing exploration programs on its properties;
  EFI’s estimates of the quality and quantity of the resources at its mineral properties;
  Titan’s estimates of the quality and quantity of the reserves at its mineral properties;

  the timing and cost of the planned future exploration programs at Sheep Mountain Project and the timing of the receipt of results therefrom;
  EFI’s future cash requirements;
  general business, market and economic conditions;
  EFI’s ability to meet its financial obligations as they come due, and to be able to raise the necessary funds to continue operations; and
  information about Titan and the Arrangement, including but not limited to, EFI’s business, operations and financial performance following completion of the Arrangement.

Although EFI believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct. Inherent in forward-looking statements are risks and uncertainties beyond EFI’s ability to predict or control, including, but not limited to, risks related to EFI’s ability to identify one or more economic deposits on its properties, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products EFI may produce or plan to produce, EFI’s inability to obtain any necessary permits, consents or authorizations required for its activities, to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks identified under “Risk Factors” in this Circular and in EFI’s AIF which are incorporated by reference herein.

EFI cautions investors that any forward-looking statements by EFI are not guarantees of future performance, and that actual results are likely to differ, and may differ materially, from those expressed or implied by forward-looking statements contained or incorporated by reference in this Circular. Such statements are based on a number of assumptions which may prove incorrect, including, but not limited to, assumptions about:

  the market, level and volatility of the price of commodities in general, and uranium and vanadium in particular;
  conditions in the financial markets generally;
  general business and economic conditions;
  the completion of the Plan of Arrangement with Titan;
  the proposed timeline for the construction of the Piñon Ridge Mill and anticipated production dates;
  EFI’s ability to secure the necessary consulting, drilling and related services and supplies on favourable terms in connection with its ongoing and planned exploration programs, especially with respect to the Sheep Mountain Property;
  EFI’s ability to attract and retain key staff;
  the accuracy of EFI’s resource estimates (including with respect to size and grade) and the geological, operational and price assumptions on which these are based;
  the timing of the ability to commence and complete the planned work at the Sheep Mountain Property;
  the anticipated terms of the consents, permits and authorizations necessary to carry out the planned exploration and development programs at EFI’s properties and EFI’s ability to comply with such terms on a safe and cost-effective basis; and
  the ongoing relations of EFI with the underlying optionors and/or lessors and the applicable regulatory agencies.

In addition, forward-looking information and pro forma information contained or incorporated by reference herein is based on certain assumptions and involves risks related to the consummation or non-consummation of the Plan of Arrangement and the business and operations of EFI following the Arrangement. Pro forma information contained herein is based on the assumption that the Arrangementwill be completed. Other assumptions include, but are not limited to, the ability of EFI following the Arrangement to realize the enhanced growth opportunities currently anticipated, in particular with respect to the Piñon Ridge Mill and Sheep Mountain Property. Risks include the risk that upon completion of the Arrangement the market value of EFI Common Shares will be different from the value at the time the Arrangement was agreed, that the conditions to the Arrangement will not be satisfied or waived, the Combination Agreement with respect to the Arrangement may be terminated and other risks discussed in this Circular and the AIF. Although EFI has attempted to identify important factors that could cause actions, events or results to differ materially from those described in forward-looking statements and pro forma information in this Circular, and the documents incorporated by reference herein, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There is no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information.

All of the forward-looking statements made in this Circular, including all documents incorporated by reference herein, are qualified by these cautionary statements. These forward-looking statements are made as of the date hereof and EFI does not intend and does not assume any obligation, to update these forward-looking statements, except as required by applicable securities law. For the reasons set forth above, investors should not attribute undue certainty to or place undue reliance on forward-looking statements.

Notice to United States Shareholders

THE EFI SHARES TO BE ISSUED PURSUANT TO THE PLAN OF ARRANGEMENT HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES, NOR HAS THE SEC OR SECURITIES REGULATORY AUTHORITIES OF ANY STATE OF THE UNITED STATES PASSED UPON THE FAIRNESS OR MERITS OF THE PLAN OF ARRANGEMENT OR THE ADEQUACY OR ACCURACY OF THIS CIRCULAR. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENCE.

The EFI Common Shares to be issued pursuant to the Plan of Arrangement have not been registered under the 1933 Act or applicable state securities laws and are being issued in reliance on the exemption from registration under the 1933 Act set forth in Section 3(a)(10) thereof and in reliance on exemptions from registration under applicable state securities laws. Section 3(a)(10) of the 1933 Act provides an exemption from registration under the 1933 Act for offers and sales of securities issued in exchange for one or more outstanding securities where the terms and conditions of the issuance and exchange of such securities have been approved by a court authorized to grant such approval after a hearing upon the fairness of the terms and conditions of the issuance and exchange at which all persons to whom the securities will be issued have the right to appear. The Court is authorized to conduct a hearing at which the fairness of the terms and conditions of the Plan of Arrangement will be considered. The Court issued the Interim Order on January 11, 2012 and, subject to the approval of the Titan Resolutions at the Titan Meeting, a hearing on the Arrangement is expected to be held on February 21, 2012 at 9:45 a.m. (Vancouver time) in the Court or as soon thereafter as is reasonably practicable.

EFI is a corporation existing under the laws of the Province of Ontario, Canada. Titan is a corporation existing under the laws of Canada. The solicitation of proxies and the transactions contemplated in this Circular involve securities of Canadian issuers and are being effected in accordance with Canadian corporate and securities laws. The solicitation of proxies is not subject to the requirements of Section 14(a) of the 1934 Act. Accordingly, this Circular has been prepared solely in accordance with applicable Canadian disclosure requirements. Shareholders in the United States should be aware that such requirements differ from such requirements under U.S. Securities Laws relating to United States companies.

The financial statements and pro forma and historical financial information included or incorporated by reference herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to auditing and auditor independence standards in Canada, which differ from U.S. generally accepted accounting principles and auditing and auditor independence standards in the U.S. in certain material respects, and thus may not be comparable to financial statements of U.S. companies. The financial statements of both EFI and Titan are prepared in accordance with Canadian generally accepted accounting principles. Likewise, information concerning the properties and operations of EFI and Titan has been prepared in accordance with Canadian disclosure standards under applicable Canadian securities laws, which are not comparable to disclosure standards promulgated by the SEC under the 1933 Act and the 1934 Act. In particular, the information regarding mineral reserves and resources contained in this Circular was prepared pursuant to NI 43-101 adopted by the Canadian securities authorities. Information regarding mineral reserves and resources contained herein is not comparable to similar information that would be disclosed by a U.S. company in its filings with the SEC. See “Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources”.

Cautionary Notice to Shareholders in the United States Regarding Mineral Reserves and Mineral Resources

Information concerning the mineral properties of EFI and Titan included or incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ in material respects from the requirements of U.S. Securities Laws applicable to U.S. companies subject to the reporting and disclosure requirements of the SEC. Under SEC standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time of the reserve determination, and the SEC does not recognize the reporting of mineral deposits which do not meet the SEC Industry Guide definition of “reserve”. In accordance with NI 43-101, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” used in this Circular or in the documents incorporated by reference in this Circular are defined in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards for Mineral Resources and Mineral Reserves adopted by the CIM Council on December 11, 2005. While the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are recognized and required by NI 43-101, the SEC does not recognize them. Shareholders who are U.S. persons are cautioned that, except for that portion of the mineral resources classified as mineral reserves, mineral resources do not have demonstrated economic value. Inferred mineral resources have a high degree of uncertainty as to their existence as to whether they can be economically or legally mined. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of an economic analysis. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Therefore, shareholders are cautioned not to assume that all or any part of an inferred mineral resource exists, that it can be economically or legally mined, or that it will ever be upgraded to a higher category. Likewise, shareholders are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be upgraded to mineral reserves.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents are specifically incorporated by reference in this Circular:

  The audited annual consolidated financial statements of EFI for the years ended September 30, 2011 and 2010, together with the notes thereto and the auditors' report thereon;
  Management’s Discussion and Analysis of the financial condition and results of operations of EFI for the year ended September 30, 2011;
  The AIF;
  Material Change Report of EFI dated December 7, 2011 with respect to the execution of the Combination Agreement;
  Short Form Prospectus of EFI dated March 24, 2011;
  Technical report dated December 16, 2011 entitled “Sage Plain Project (Including the Calliham Mine and Sage Mine) San Juan County, Utah and San Miguel County, Colorado” prepared for Colorado Plateau Partners LLC, a joint venture between subsidiaries of EFI and Aldershot Resources Ltd. by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Sage Plain Technical Report”);
  Technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Energy Queen Property, San Juan County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Energy Queen Technical Report”);
  Technical report dated March 15, 2011 entitled “Updated Technical Report on Energy Fuels Resources Corporation’s Whirlwind Property (Including Whirlwind, Far West, and Crosswind Claim Groups and Utah State Metalliferous Minerals Lease ML-49312), Mesa County, Colorado and Grand County, Utah”, prepared by Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado in accordance with NI 43-101 (the “Whirlwind Technical Report”);
  Technical report dated March 21, 2011 entitled “NI 43-101 Technical Report on San Rafael Uranium Project (including the Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”, prepared by O. Jay Gatten, Utah Professional Geologist in accordance with NI 43-101 (the “San Rafael Technical Report”); and
  The Sheep Mountain Technical Report.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the Vice President, Corporate Marketing and Secretary of EFI at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6 Phone: 303-974-2140, Fax: 303-974-2141. These documents are also available electronically under EFI’s profile on SEDAR at www.sedar.com.

Any statement contained in this Circular or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded, for purposes of this Circular, to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. The modifying or superseding statement need not state that it has been modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constitutes a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed in its unmodified or superseded form to constitute part of this Circular.

GENERAL PROXY INFORMATION

Appointment and Revocation of Proxies

The persons named in the form of proxy accompanying this Circular are officers and/or directors of EFI.

A shareholder of EFI has the right to appoint a person other than the persons specified in such form of proxy and who need not be a shareholder of EFI to attend and act for him and on his behalf at the Meeting. Such right may be exercised by striking out the names of the persons specified in the proxy, inserting the name of the person to be appointed in the blank space provided in the proxy, signing the proxy and returning it in the reply envelope in the manner set forth in the accompanying Notice of Meeting.

A shareholder who has given a proxy may revoke it by an instrument in writing, including another completed form of proxy, executed by him or his attorney authorized in writing, deposited at the registered office of EFI, or at the offices of CIBC Mellon Trust Company by mail at c/o Cover-All, P.O. Box 721, Agincourt, Ontario, Canada, M1S 0A1 or by fax to 1-866-781-3111 (toll free) or 416-368-2502, up to 5:00 p.m. (Toronto time) on the second business day preceding the date of the Meeting, or any adjournment thereof, or with the Chairman of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof, or in any other manner permitted by law.

Voting of Shares Represented by Management Proxies

The persons named in the enclosed form of proxy will vote the shares in respect of which they are appointed by proxy on any ballot that may be called for in accordance with the instructions thereon. In the absence of such instructions, such shares will be voted in favour of each of the matters referred to herein.

The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments to or variations of matters identified in the Notice of Meeting and with respect to other matters, if any, which may properly come before the Meeting. At the date of this Circular, the management of EFI knows of no such amendments, variations, or other matters to come before the Meeting. However, if any other matters which are not known to management should properly come before the Meeting, the proxy will be voted on such matters in accordance with the best judgement of the named proxy holder.

Voting by Non-Registered Shareholders

Only registered shareholders or the persons they appoint as their proxies are permitted to vote at the Meeting. However, in many cases, EFI Common Shares owned by a person (a “non-registered owner”) are registered either (a) in the name of an intermediary (an “Intermediary”) that the non-registered owner deals with in respect of the EFI Common Shares (Intermediaries include, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered registered savings plans, registered retirement income funds, registered education savings plans and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant. In accordance with the requirements of NI 54-101, EFI has distributed copies of the Circular and the accompanying Notice of Meeting together with the form of proxy (collectively, the “Meeting Materials”) (i) directly to non-registered owners who have advised their Intermediary that they do not object to the Intermediary providing their ownership information to issuers whose securities they beneficially own (“NOBOs”), and (ii) to the clearing agencies and Intermediaries for onward distribution to non-registered owners who have advised their Intermediary that they object to the Intermediary providing their ownership information (“OBOs”).

Intermediaries are required to forward the Meeting Materials to OBOs unless an OBO has waived the right to receive them. Very often, Intermediaries will use service companies to forward the Meeting Materials to OBOs. Generally, OBOs who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile stamped signature), which is restricted as to the number and class of securities beneficially owned by the OBO but which is not otherwise completed. Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the non-registered owner when submitting the proxy. In this case, the OBO who wishes to vote by proxy should otherwise properly complete the form of proxy and deliver it as specified; or

(b)

be given a form of proxy which is not signed by the Intermediary and which, when properly completed and signed by the OBO and returned to the Intermediary or its service company, will constitute voting instructions (often called a “Voting Instruction Form”) which the Intermediary must follow. Typically the non-registered owner will also be given a page of instructions which contains a removable label containing a bar code and other information. In order for the form of proxy to validly constitute a Voting Instruction Form, the non-registered owner must remove the label from the instructions and affix it to the Voting Instruction Form, properly complete and sign the Voting Instruction Form and submit it to the Intermediary or its services company in accordance with the instructions of the Intermediary or its service company.

In either case, the purpose of this procedure is to permit non-registered owners to direct the voting of the EFI Common Shares they beneficially own. Should a non-registered owner who receives either form of proxy wish to vote at the Meeting in person, the non-registered owner should strike out the persons named in the form of proxy and insert the non-registered owner’s name in the blank space provided. Non-registered owners should carefully follow the instructions of their Intermediary including those regarding when and where the form of proxy or Voting Instruction Form is to be delivered.

Distribution of Meeting Materials to Non-Objecting Beneficial Owners

These Meeting Materials are being sent to both registered and non-registered owners of the securities. If you are a non-registered owner, and EFI or its agent has sent these materials directly to you, your name and address and information about your holdings of securities, have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding on your behalf.

By choosing to send these materials to you directly, EFI (and not the Intermediary holding on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your voting instructions as specified in the request for voting instructions.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The authorized capital of EFI consists of an unlimited number of EFI Common Shares, an unlimited number of Preferred Shares issuable in series, and an unlimited number Series A Preferred Shares. As of December 31, 2011, the Corporation had issued and outstanding 123,999,665 EFI Common Shares and nil Preferred Shares. The Corporation made a list of all persons who are registered holders of EFI Common Shares as of the close of business on January 4, 2012 (the “Record Date”) and the number of EFI Common Shares registered in the name of each person on that date. Each EFI Shareholder as of the Record Date is entitled to one vote for each EFI Common Share registered in his or her name as it appears on the list on all matters which come before the Meeting, except to the extent that such holder has transferred any such shares after the Record Date and the transferee of such shares establishes ownership thereof and makes a written demand, not later than 10 days before the Meeting, to be included in the list of shareholders entitled to vote at the Meeting, in which case the transferee will be entitled to vote such shares at the Meeting.

To the knowledge of the directors and senior officers of the Corporation, as of December 31, 2011, the following shareholders are the only persons or companies that beneficially own or exercise control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the Meeting:

Name of Shareholder and Municipality of Residence	Number of EFI Common Shares Owned, Controlled or Directed	% of the Outstanding EFI Common Shares
Dundee Resources Limited Toronto, Ontario	22,950,000	18.5%

ANNUAL MEETING BUSINESS

Election of Directors

The EFI Board may consist of a minimum of three and a maximum of fifteen directors, who are elected annually. The EFI Board is currently composed of seven directors. Management is proposing that seven directors be elected for the ensuing year.

The following table provides the names of and information for the nominees for the EFI Board (the “EFI Nominees”). The persons named in the enclosed form of proxy intend to vote for the election of the EFI Nominees. Management does not contemplate that any of the EFI Nominees will be unable to serve as a director. All directors so elected will hold office until the next annual meeting of EFI Shareholders or until their successors are elected or appointed, unless his office is vacated earlier in accordance with the by-laws of EFI or with the provisions of Business Corporations Act (Ontario). As described below under “Information About EFI After Giving Effect to the Acquisition”, it is contemplated that if the Arrangement is completed, two of the EFI Nominees will resign from the EFI Board and certain nominees of Titan will be appointed in their place.

Name and Municipality of Residence	Office Held	Director Since	Principal Occupation, if different than Office Held	Shares Beneficially Owned or Over Which Control is Exercised(1)
Stephen P. Antony Colorado, USA	President, CEO and Director	2009	Same	201,100
J. Birks Bovaird Ontario, Canada	Chairman and Director	2006	Consultant, providing advisory services to natural resource companies	103,350
Paul A. Carroll (2) Ontario, Canada	Director	2010	President of Carnarvon Capital Corporation; President & CEO of World Wide Minerals Ltd.	100,000
Mark E. Goodman(2)(3) Ontario, Canada	Director	2010	Executive Chairman of Cogitore Resources, Inc.	Nil
Bruce D. Hansen (2) (3) Colorado, USA	Director	2007	CEO of General Moly Inc., a US based mineral company	130,000
Robert J. Leinster (2) Ontario, Canada	Director	2006	Chartered Accountant; various corporate directorships, including Audit Committee Chair; Consultant providing advisory services for M&A transactions	7,988
Douglas McIntosh (3) Colorado, USA	Director	2007	Consultant, providing financial advisory services to natural resource companies	Nil

(1)

The information as to EFI Common Shares beneficially owned or over which they exercise control or direction not being within the knowledge of EFI has been furnished by the respective nominees individually.

(2)	Member of the Audit Committee.
(3)	Member of the Governance, Compensation and Nominating Committee.

IF ANY OF THE ABOVE NOMINEES IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THEIR DISCRETION UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Except as set out below, to the knowledge of the Corporation, no director of the Corporation is, or has been in the last 10 years, (a) a director, chief executive officer or chief financial officer of a company that (i) while that person was acting in that capacity, was the subject of a cease trade order or similar order (including a management cease trade order) or an order that denied the issuer access to any exemptions under Canadian securities legislation, for a period of more than 30 consecutive days, or (ii) after that person ceased to act in that capacity, was subject of a cease trade or similar order or an order that denied the issuer access to any exemption under Canadian securities legislation, for a period of more than 30 consecutive days which resulted from an event that occurred while that person acted in such capacity, or (b) a director or executive officer of a company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold its assets:

Mr. J. Birks Bovaird was a director of HMZ Metals Inc. (“HMZ”) at the time a cease trade order was issued on September 6, 2005 requiring the directors, officers and insiders of HMZ to cease all trading in, or acquisition of, the securities of HMZ due to HMZ's failure to file its interim financial statements for the six month period ended June 30, 2005. A cease trade order was issued on April 17, 2006 as a result of HMZ's failure to file its audited annual financial statements for the fiscal year ended December 31, 2005 and management's discussion and analysis thereon. The cease trade order issued on September 6, 2005 expired on October 20, 2005. The cease trade order issued on April 17, 2006 expired on June 2, 2008.

Mr. Paul A. Carroll was an independent director of Argus Corporation Limited (“Argus”) from April 2004 to November 2004 and of Hollinger Inc. (“Hollinger”) from August 2004 to July 2005. In those capacities, he was subject to a management cease trade order issued by the OSC on June 3, 2004, as varied, in respect of Argus, and June 1, 2004, as varied, in respect of Hollinger. Both management cease trade orders were issued because of Argus' and Hollinger's failure to file their respective financial statements and other requisite reports. Argus and Hollinger were not able to file such financial statements and reports as a result of the non-filing of financial statements by their subsidiary Hollinger International, Inc. (now Sun-Times Media Group, Inc.).

Appointment of Auditors

The auditors of EFI are KPMG LLP, Chartered Accountants, who were first appointed auditors of EFI on April 12, 2007. The persons named in the form of proxy accompanying this Circular intend to vote for the reappointment of KPMG LLP as the auditors of EFI for the ensuing year or until their successors are appointed and to authorize the directors of EFI to fix the remuneration of the auditors, unless the EFI Shareholder has specified in the form of proxy that the EFI Common Shares represented by such proxy are to be withheld from voting in respect thereof.

EXTENSION OF SHAREHOLDER RIGHTS PLAN

At the Meeting, EFI Shareholders will be asked to consider and, if thought advisable, approve the extension of the Shareholder Rights Plan Agreement dated February 2, 2009 (the “Rights Plan”) made between the Corporation and CIBC Mellon Trust Company, as rights agent (the “Rights Agreement”). A copy of the Rights Agreement is available on SEDAR at www.sedar.com or upon request by contacting Gary Steele, Secretary of the Corporation.

The Rights Plan is currently in effect but will expire at the conclusion of the Meeting, unless an amendment of the definition of the Expiration Time of the Rights Plan is approved by EFI Shareholders at the Meeting. To be effective, the resolution approving the extension of the Rights Plan must be passed by a majority of the votes cast at the Meeting. The Rights Plan was not adopted by the EFI Board in response to, or in anticipation of, any offer or takeover bid, and the EFI Board is not currently aware of any pending offer or take-over bid for the EFI Shares. The EFI Board has determined that extension of the Rights Plan for a further period of three years is in the best interests of the Corporation and its shareholders.

Purpose of the Rights Plan

The Rights Plan is designed to give the EFI Board and EFI Shareholders sufficient time to properly assess an unsolicited take-over bid without undue pressure and to give the EFI Board time to consider alternatives designed to allow the EFI Shareholders to receive full and fair value for their EFI Common Shares. Additionally, the Rights Plan is designed to provide EFI Shareholders with equal treatment in a take-over bid. The desire to ensure that the Corporation is able to address unsolicited take-over bids for its issued and outstanding EFI Common Shares during the term of the Rights Plan stems from a concern that Canadian take-over bid rules may provide too short a response time to companies that are subject to unsolicited take-over bids to ensure that EFI Shareholders are offered full and fair value for their shares.

EFI Shareholders also may feel compelled to tender to a take-over bid even if the shareholder considers such bid to be inadequate out of a concern that failing to tender may result in a shareholder being left with illiquid or minority discounted shares in the Corporation. This is particularly so in the case of a partial bid for less than all the EFI Common Shares of the Corporation where the bidder wishes to obtain a control position but does not wish to acquire all of the EFI Common Shares. In addition, while existing securities legislation has addressed many concerns related to unequal treatment of shareholders, there remains the possibility that control of a company may be acquired pursuant to private agreements in which a small group of shareholders may dispose of shares at a premium to the market price, which premium is not shared with the other shareholders.

The Rights Plan encourages a potential acquirer who makes a take-over bid to proceed either by way of a “Permitted Bid” (described below), which generally requires a take-over bid to satisfy certain minimum standards designed to promote fairness or with the concurrence of the EFI Board. If a take-over bid fails to meet these minimum standards and the Rights Plan is not waived by the EFI Board, the Rights Plan provides that holders of EFI Common Shares, other than the Acquiring Person (defined below), will be able to purchase additional EFI Common Shares at a significant discount to market, thus exposing the Acquiring Person to substantial dilution of its holdings. Even where a take-over bid does not meet the Permitted Bid criteria, the EFI Board is always bound to consider any bid for the Corporation and consider whether or not it should waive the application of the Rights Plan in respect of such bid. In discharging such responsibility, the EFI Board is obligated to act honestly and in good faith with a view to the best interests of the Corporation.

A number of recent decisions rendered by the Canadian securities regulators relating to shareholder rights plans have concluded that a board of directors faced with an unsolicited take-over bid will not be permitted to maintain a shareholder rights plan indefinitely to prevent the successful completion of the bid, but only for so long as the board of directors is actively seeking alternatives to the bid and there is a reasonable possibility that, given additional time, a value maximizing alternative will be developed.

The Corporation’s Rights Plan does not preclude any shareholder from utilizing the proxy mechanism of the Business Corporations Act (Ontario), to promote a change in the management or direction of the Corporation, and will have no effect on the rights of holders of the EFI Common Shares to requisition a meeting of shareholders in accordance with the provisions of applicable legislation.

The Rights Plan is not expected to interfere with the day-to-day operations of the Corporation, nor in any way alter the financial condition of the Corporation, impede its business plans, or alter its financial statements. In addition, the Rights Plan is initially not dilutive. However, if a “Flip-in Event” (described below) occurs and the Rights separate from the EFI Common Shares, reporting earnings per share and reported cash flow per share on a fully-diluted or non-diluted basis may be affected. In addition, holders of Rights not exercising their Rights after a Flip-in Event may suffer substantial dilution.

Summary of the Rights Plan

The following is a summary of the principal terms of the Rights Plan, which is qualified in its entirety by reference to the text of the Rights Plan Agreement.

Effective Date
The effective date of the Rights Plan is February 3, 2009.

Term
If the extension of the Rights Plan is not approved by EFI Shareholders at the Meeting, the Rights Plan will terminate at the conclusion of the Meeting. If the extension of the Rights Plan is approved by shareholders, the Rights Plan will terminate as of 5:00 p.m. (Toronto time) on the date of the Corporation’s annual meeting of shareholders held in 2015, at which time the Rights will expire, unless prior to that date, the Rights are terminated, redeemed, or exchanged by the EFI Board.

Issue of Rights
To implement the Rights Plan, the EFI Board authorized the issuance of share purchase rights (“Rights”) to the current shareholders of the Corporation at the rate of one Right for each EFI Common Share outstanding as at 5:00 p.m. (Toronto time) on February 3, 2009 (the “Record Time”). In addition, one Right has been and will be issued with each EFI Common Share issued after the Record Time and prior to the earlier of the Separation Time (as defined below) and the redemption or expiration of the Rights.

Rights Exercise Privilege
The Rights will trigger (i.e. separate from the EFI Common Shares) (the “Separation Time”) and will become exercisable 10 Business Days after a person (an “Acquiring Person”) becomes the beneficial owner of 20% or more of, or commences or announces a take-over bid for, the Corporation’s outstanding Common Shares, other than by an acquisition pursuant to a Permitted Bid or a Competing Permitted Bid (each as defined below) or pursuant to certain other transactions as described in the Rights Plan. The acquisition by an Acquiring Person of 20% or more of the EFI Common Shares is referred to as a “Flip-in Event”.

Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. By making any take-over bid other than a Permitted Bid or a Competing Permitted Bid prohibitively expensive for an Acquiring Person, the Rights Plan is designed to require any person interested in acquiring more than 20% of the EFI Common Shares to do so by way of a Permitted Bid or Competing Permitted Bid or to make a take-over bid which the EFI Board considers to represent the full and fair value of the EFI Common Shares.

Prior to the rights being triggered, they will have no value and no dilutive effect on the EFI Common Shares.

Flip-In Event
A Flip-in Event is triggered in the event that a transaction occurs pursuant to which a person becomes an Acquiring Person. Upon the occurrence of a Flip-in Event, each Right (except for Rights beneficially owned by the Acquiring Person and certain other persons specified below) shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms of the Rights Plan that number of EFI Common Shares having an aggregate Market Price (as defined in the Rights Plan) on the date of the consummation or occurrence of such Flip-in Event equal to twice the Exercise Price (as defined in the Rights Plan and equal to $10.00) for an amount in cash equal to the Exercise Price. Accordingly, if one assumes a market price of $2 per share, each Right allows a shareholder to purchase 10 EFI Common Shares for $10, effectively allowing the exercising holders of Rights to acquire the EFI Common Shares at a 50% discount to the then prevailing market price and resulting in the issue of 10 EFI Common Shares for each Right, thus creating substantial dilution.

The Rights Plan provides that, upon the occurrence of a Flip-in Event, Rights that are beneficially owned by: (i) an Acquiring Person or any affiliate or associate of an Acquiring Person, or any Person acting jointly or in concert with an Acquiring Person, or any affiliate or associate of such Acquiring Person; or (ii) a transferee or other successor in title of Rights of an Acquiring Person (or of an affiliate or associate of an Acquiring Person or of any person acting jointly or in concert with an Acquiring Person or any associate or affiliate of an Acquiring Person) who becomes a transferee or successor in title concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person; shall become null and void without any further action and any holder of such Rights (including transferees or successors in title) shall not have any right whatsoever to exercise such Rights under any provision of the Rights Plan.

Acquiring Person
An Acquiring Person is a person who Beneficially Owns (as defined in the Rights Plan) 20% or more of the EFI Common Shares. An Acquiring Person does not, however, include the Corporation or any subsidiary of the Corporation, or any person who becomes the Beneficial Owner of 20% or more of the outstanding EFI Common Shares as a result of Permitted Bids, Competing Permitted Bids and certain other exempt transactions.

Permitted Bids and Competing Permitted Bids

A “Permitted Bid” is a take-over bid made by take-over bid circular in compliance with the following additional provisions:

(1) the bid must be made to all holders of record of EFI Common Shares;

(2) the bid must be open for a minimum of 60 days following the date that the bid circular is sent to shareholders and no EFI Common Shares may be taken up prior to completion of such 60-day period;

(3) take-up and payment for the EFI Common Shares may not occur unless the bid is accepted by persons holding more than fifty percent (50%) of the outstanding EFI Common Shares, exclusive of EFI Common Shares held by the person responsible for triggering the Flip-in Event or any person who has announced a current intention to make, or who is making, a take-over bid for the EFI Common Shares of the Corporation and the respective affiliates and associates of such persons and persons acting jointly or in concert with such persons;

(4) EFI Common Shares may be deposited into or withdrawn from the bid at any time prior to the take-up date; and

(5) if the bid is accepted by the requisite percentage specified in (3) above, the bidder must extend the bid for a period of 10 business days to allow other shareholders to tender into the bid should they so wish and must make a public announcement to such effect.

A “Competing Permitted Bid” is a take-over bid that satisfies all of the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for EFI Common Shares tendered under a Competing Permitted Bid is not 60 days, but is instead the greater of 35 days (the minimum permitted by law) and the earliest date on which EFI Common Shares may be taken up under the prior Permitted Bid then in existence.

Neither a Permitted Bid nor a Competing Permitted Bid need be approved by the EFI Board and may be taken directly to the shareholders of the Corporation. Acquisitions of EFI Common Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in-Event.

Lock-up Agreements
A “Lock-Up Agreement” is an agreement between an Offeror (as defined in the Rights Plan) and a person (the “Locked-up Person”) whereby the Locked-up Person agrees to deposit or tender EFI Common Shares held by the Locked-up Person to the Offeror’s take-over bid. Entering into a Lock-Up Agreement will not constitute a Flip-in-Event provided that the Lock-Up Agreement permits the Locked-up Person to withdraw its EFI Common Shares from the Lock-Up Agreement in order to tender or deposit the EFI Common Shares to another take-over bid or to support another transaction, where (i) the price per EFI Common Share offered under the other bid or transaction is higher than the offering price contained in or proposed to be contained in the offer to be made pursuant to the Lock-Up Agreement; or (ii) the number of EFI Common Shares to be purchased under the other bid or transaction is higher than the number of EFI Common Shares proposed to be purchased in the offer to be made pursuant to the Lock-Up Agreement and the price per EFI Common Share offered in such alternative bid or transaction is not less than that price contained in or proposed to be contained in the offer to be made pursuant to the Lock-Up Agreement.

Certificates and Transferability
Prior to separation, the Rights will be evidenced by the EFI Common Share certificates and will not be transferable separately from the EFI Common Shares. EFI Common Share certificates do not need to be exchanged to entitle a shareholder to these Rights. A legend referring to the Rights Plan will be placed on all new share certificates for Common Shares issued by the Corporation following the Effective Date. From and after separation, the Rights will be evidenced by Rights certificates and will be transferable and traded separately from the EFI Common Shares.

Redemption and Waiver
The EFI Board may, at any time prior to the occurrence of a Flip-in Event, and subject to shareholder approval, elect to redeem all but not less than all of the Rights at a redemption price of $0.00001 per Right (the “Redemption Price”), appropriately adjusted in certain events. Rights will be deemed to automatically be redeemed at the Redemption Price where a person who has made a Permitted Bid, a Competing Permitted Bid or a take-over bid otherwise exempted by the Board, takes up and pays for the EFI Common Shares under the terms of the bid. If the EFI Board elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will terminate and each Right will, after redemption, be null and void and the only right thereafter of the holders of Rights shall be to receive the Redemption Price. Under the Rights Plan, the EFI Board has discretion to waive application of the Rights Plan to a take-over bid made by way of a takeover bid circular, subject to an automatic waiver with respect to all other take-over bids made while the waived take-over bid is outstanding. The EFI Board may also waive the application of the Rights Plan to a Flip-in Event which occurs through inadvertence, subject to the “inadvertent” Acquiring Person reducing its holding of the EFI Common Shares within an agreed upon time. Other waivers of the Rights Plan will require shareholder approval.

Amendment
The Rights Plan provides that prior to ratification by shareholders, the EFI Board may in its sole discretion supplement or amend the Rights Plan. Once the Rights Plan has been ratified by the shareholders, however, any amendments or supplements to the terms of the Rights Plan (other than for clerical errors or to maintain the Rights Plan’s validity and effectiveness as a result of changes in applicable legislation or regulatory requirements) will require prior shareholder approval. Changes arising from changes in applicable legislation will require subsequent shareholder ratification.

Shareholder Approval
The Rights Plan must be ratified by a majority of the votes cast thereon at a meeting of shareholders.

The EFI Board recommends a vote FOR the resolution to approve and confirm the Rights Plan.

ACQUISITION OF TITAN

At the Meeting, EFI Shareholders will be asked to consider and, if thought advisable, to pass, the Arrangement Resolutions, attached as Schedule A to this Circular, to approve the Acquisition of Titan under the CBCA pursuant to the terms of the Combination Agreement and the Plan of Arrangement.

In order to complete the Acquisition, the Arrangement Resolutions must be approved by the affirmative vote of a simple majority of the votes cast by EFI Shareholders at the Meeting. Unless otherwise directed, it is EFI management’s intention to vote for the Arrangement Resolutions. If you do not specify how you want your EFI Common Shares voted, the persons named as proxyholders will cast the votes represented by your proxy at the Meeting in favour of the Arrangement Resolutions.

Reasons for the Transaction

EFI is a uranium and vanadium exploration and mine development company with projects located in the states of Colorado, Utah, Arizona and New Mexico. EFI’s mission has been to build a fully integrated uranium and vanadium production company through exploration, development, mining, milling and sales, primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado and Utah) and in the broader western United States. In addition, EFI has a corporate strategy of consolidating prospective uranium properties within the western United States and has been actively seeking suitable acquisition candidates.

EFI currently has two permitted mines in its mineral property portfolio: the Whirlwind Mine and the Energy Queen Mine. The Whirlwind Mine is located in the northern Uravan Mineral Belt approximately four miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah.

On March 7, 2011, EFI was granted a license for the Piñon Ridge Uranium Mill facility to be constructed by EFI twelve miles west of Naturita, Colorado in western Montrose County. At the end of March 2011, EFI raised net proceeds of $10,123,000 by way of a short form prospectus offering. The proceeds have been used by EFI to fund the initiation of the detailed design engineering for the Piñon Ridge Mill, for continued exploration of the Whirlwind Mine and the Energy Queen Mine, the acquisition of additional mining properties, and for legal costs relating to a complaint against the issuance of the license for the Piñon Ridge Mill filed by a third party in state District Court in Colorado.

The Acquisition is consistent with EFI’s consolidation strategy. If the Acquisition is completed, EFI will be amongst the largest holders of NI 43-101 compliant uranium resources in the US. In addition, in order to proceed with the construction of the Piñon Ridge Mill, EFI will require a substantial amount of financing, significantly in excess of EFI’s current market capitalization. EFI management and the EFI Board believe that by significantly expanding its uranium mineral resource base and potential production profile in the western United States, EFI will be better positioned to raise financing in the future.

Titan’s Sheep Mountain Project, located in Fremont County, Wyoming, contains an estimated total Probable Mineral Reserve of 6,393,000 tons of resource with an average grade of 0.111% eU3O8 and an estimated total Indicated Mineral Resource of 13,841,000 tons of resource with a grade of 0.110% (30,418,000 pounds eU3O8 – low GT cut-off), 9,598,000 tons of resource with a grade of 0.130% (9,598,000 pounds eU3O8 – medium GT cut-off) and 6,220,000 tons of resource with a grade of 0.154% (19,218,000 pounds eU3O8 – high GT cut-off). (See “Information About Titan – Sheep Mountain Project – Mineral Resource and Mineral Reserve Estimates”).

Background to the Acquisition

In late March 2011, EFI initiated preliminary discussions with Titan concerning a possible business combination. On April 4, 2011, the parties entered into a confidentiality agreement. During April and May, the parties carried out technical due diligence reviews of each other. In June 2011, the discussions were terminated, as the parties could not agree on the material terms of a potential transaction.

On October 17, 2011, the Chief Executive Officers (“CEO”) of each of EFI and Titan met, along with representatives of Dundee Securities, to discuss the status of each company’s operations, and the parameters of a possible business combination. Between October 17 and October 19, 2011, EFI had further discussions with Titan’s management and with EFI’s financial advisor, Dundee Securities. On October 19, 2011, EFI submitted a letter of intent to Titan. Apart from provisions relating to an exclusive negotiating period and confidentiality, the proposed letter of intent was non-binding. Following a series of proposals and counter-proposals, EFI and Titan executed the letter of intent dated October 24, 2011 (the “LOI”), which set out the indicative terms on which EFI was prepared to make an offer to acquire all of the outstanding Titan Shares. The LOI set out, on a non-binding basis, the proposed Share Exchange Ratio of 0.68 of an EFI Share for each whole Titan Share, setting forth the basis for negotiation of the definitive general terms and conditions for the Plan of Arrangement. At a meeting of the EFI Board held on December 5, 2011, the EFI Board received a verbal fairness opinion from Dundee Securities in which Dundee Securities opined that the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to EFI Shareholders. (See “Fairness Opinion” below.) The Fairness Opinion is not intended to be and does not constitute a recommendation to any EFI Shareholder as to how to vote or act at the Meeting. After receiving such verbal opinion, and considering the factors outlined below, the EFI Board approved the Combination Agreement and Bridge Loan Agreement. EFI and Titan then signed the Combination Agreement and the Bridge Loan Agreement. EFI issued a press release announcing the Combination Agreement on December 6, 2011. See the more detailed discussion of the agreements below, under “Acquisition of Titan – Material Agreements Relating to the Acquisition”.

The EFI Board unanimously recommends that Shareholders vote FOR the Arrangement Resolutions attached as Schedule A.

Factors Considered by the EFI Board and Management

In the course of their due diligence and evaluation of the Combination Agreement and Plan of Arrangement, the EFI Board consulted with EFI’s senior management and legal counsel, reviewed a significant amount of information and considered a number of factors including, among others, that the Plan of Arrangement would increase EFI’s scale and market presence in the uranium sector and consolidate and expand its US property holdings.

In the course of its deliberations, the EFI Board also identified and considered a variety of risks (as described in greater detail under “Risk Factors” in this Circular and in EFI’s AIF) and potentially negative factors in connection with the Acquisition, including, but not limited to:

  Titan may not complete the Canadian Asset Sale on terms favourable to EFI.

  The Share Exchange Ratio is fixed and, as a result, the EFI Common Shares issued on the Effective Date may have a market value different than at the time of approval of the Plan of Arrangement by the EFI Board.

  The completion of the Acquisition is subject to several conditions that must be satisfied or waived, including the approvals of EFI Shareholders and Titan Shareholders and satisfaction of regulatory conditions. There can be no certainty that these conditions will be satisfied or waived.

  The issuance of a significant number of EFI Common Shares pursuant to the Plan of Arrangement could adversely affect the market price of EFI Common Shares.

  EFI may not realize the benefits currently anticipated due to challenges and costs associated with integrating the operations and personnel of EFI and Titan.

  Significant management time and attention will be diverted from the existing business of EFI in order to undertake the Arrangement, which could have an adverse impact on EFI.

The EFI Board’s reasons for recommending the Acquisition include certain assumptions relating to forward-looking statements and such information and assumptions are subject to various risks. See “Cautionary Statement Regarding Forward-Looking Information and Statements” and “Risk Factors” in this Circular and EFI’s AIF.

The foregoing summary of the information and factors considered by the EFI Board is not intended to be exhaustive. The EFI Board’s recommendation was made after considering all of the above-noted factors and in light of the EFI Board’s knowledge of the business, financial condition and prospects of Titan and was also based on the advice of management. In addition, individual members of the EFI Board may have assigned different weights to different factors.

Fairness Opinion

EFI entered into an engagement letter with Dundee Securities pursuant to which, among other things, Dundee Securities agreed to provide EFI with an opinion as to the fairness, from a financial point of view, of the Share Exchange Ratio pursuant to the Arrangement to the EFI Shareholders. At a meeting held on December 5, 2011, Dundee Securities provided the EFI Board with a verbal opinion, subsequently confirmed in writing to the EFI Board, to the effect that, based upon and subject to the various assumptions, limitations and qualifications contained therein, the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to EFI Shareholders.

The full text of the Fairness Opinion, which sets forth, among other things, the assumptions made, information reviewed and matters considered, and limitations and qualifications on the review undertaken in connection with the opinion, is attached to this Circular as Schedule C. The Fairness Opinion is not intended to be and does not constitute a recommendation to any EFI Shareholder as to how to vote or act at the Meeting. The Fairness Opinion was one of a number of factors taken into consideration by the EFI Board in considering the Arrangement. This summary of the Fairness Opinion is qualified in its entirety by reference to the full text of the Fairness Opinion and EFI Shareholders are urged to read the Fairness Opinion in its entirety.

The Fairness Opinion was rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date of the Fairness Opinion and the conditions, prospects, financial and otherwise, of EFI and Titan, as applicable, as they are reflected in the information and documents reviewed by Dundee Securities and as they were presented to Dundee Securities. Subsequent developments may affect the Fairness Opinion. Dundee Securities has disclaimed any undertaking or obligation to advise any person of any change in any fact or matter affecting the Fairness Opinion which may come or be brought to the attention of Dundee Securities after the date of the Fairness Opinion.

Dundee Securities has acted as financial advisor to EFI in connection with the Arrangement and will receive a fee for its services, including a fee for the delivery of the Fairness Opinion and an additional fee that is contingent upon the completion of the Arrangement or any alternative transaction. EFI has also agreed to reimburse Dundee Securities for reasonable out-of-pocket expenses and to indemnify Dundee Securities in respect of certain liabilities as may arise out of its engagement.

Dundee Resources Limited, which owned 18.5% of the EFI Common Shares as at December 31, 2011, has entered into an EFI Support Agreement. Dundee Resources Limited is a wholly-owned subsidiary of Dundee Securities’ significant shareholder, Dundee Corporation. As of December 5, 2011, investment funds managed by Dundee Securities and sub-advised by Dundee Corporation owned or controlled less than 1% of the outstanding Titan Common Shares (1.3% assuming the exercise of Titan Warrants entitling such funds to acquire additional Titan Common Shares).

The Acquisition – Securities Issuable by EFI

If the Acquisition is completed, EFI will acquire all of the issued and outstanding Titan Common Shares, Titan will become a wholly-owned subsidiary of EFI and all Titan Shareholders will become EFI Shareholders. In addition, certain convertible securities of Titan will become exercisable to purchase EFI Common Shares.

Upon completion of the Plan of Arrangement, the following transactions will occur:

(a)	EFI will issue 0.68 of an EFI Common Share for each whole outstanding Titan Common Share resulting in the issuance of up to 88,255,818 EFI Common Shares upon receipt of the Final Order;

(b)

the expiry date of each outstanding Titan Option will accelerate to the business day immediately preceding the Effective Date. If all currently outstanding Titan Options are exercised prior to the Effective Date, EFI will issue approximately 4,407,080 EFI Common Shares in exchange for the Titan Shares issuable upon exercise of such Titan Options; and

(c)

each outstanding Titan Warrant (being 20,652,191 Titan Warrants currently outstanding plus an additional 1,299,106 Titan Warrants which may be issued) will be exercisable into EFI Common Shares equal to 0.68 of an EFI Common Share for each whole Titan Common Share at an exercise price adjusted in accordance with the terms of the Titan Warrants, with each such Titan Warrant being exercisable until the current expiry date of the Titan Warrant.

If any Titan Options and Titan Warrants are exercised prior to the Effective Date, the Titan Common Shares issued upon the exercise thereof will be acquired by EFI for EFI Common Shares in accordance with the Share Exchange Ratio. Each outstanding Titan Option that is not exercised prior to the Effective Date will expire on the business day immediately preceding the Effective Date.

No fractional EFI Common Shares will be issued to former Titan Shareholders. The number of EFI Common Shares to be issued to former Titan Shareholders shall be rounded down to the nearest whole EFI Common Share in the event that a former Titan Shareholder is entitled to a fractional share representing less than a whole EFI Common Share.

Pursuant to the Combination Agreement, Titan has agreed not to issue any additional securities of Titan until the Effective Date or the termination of the Combination Agreement, other than Titan Common Shares issuable upon the exercise of the Titan Options and Titan Warrants. Assuming no issuance of additional Titan securities (other than the issuance of Titan Common Shares upon the exercise of currently outstanding Titan Options), following completion of the Plan of Arrangement, a maximum of 107,589,778 EFI Common Shares will be issued and made issuable pursuant to the Arrangement, comprised of (i) 88,255,817 EFI Common Shares issuable in exchange for the 129,787,967 Titan Common Shares currently outstanding; (ii) up to 4,407,080 EFI Common Shares issuable in exchange for the up to 6,481,000 Titan Option currently outstanding, but only to the extent such Titan Options are exercised prior to the Effective Date; and (iii) approximately 14,926,881 EFI Common Shares will be reserved for issuance upon the exercise of Titan Warrants (being the 20,652,190 currently outstanding Titan Warrants plus an additional 1,299,106 Titan Warrants issuable upon exercise of currently outstanding Titan Warrants.) See “Information About EFI After Giving Effect to the Acquisition –Authorized and Issued Share Capital”.

In addition to the foregoing, upon completion of the Arrangement the Corporation will issue to Dundee Securities a number of EFI Common Shares having an aggregate market value of $425,000, valued based on the volume weighted average trading price of the EFI Common Shares for the five trading days immediately preceding the Effective Date. If such volume weighted average trading price of the EFI Common Shares is $0.295 (being the closing price of the EFI Common Shares on January 9, 2012), 1,440,678 EFI Common Shares would be issuable to Dundee Securities.

The aggregate number of EFI Common Shares to be issued or made issuable pursuant to the Arrangement and the engagement arrangement with Dundee Securities is 109,030,456 EFI Common Shares, which represents 87.9% of the number of EFI Common Shares which are currently outstanding.

EFI Shareholder Approval

The TSX requires that shareholder approval be obtained in those instances where the number of securities issued or issuable in payment of the purchase price for an acquisition exceeds 25% of the number of securities of the listed issuer which are outstanding, on a non-diluted basis. Accordingly, EFI Shareholders will be asked at the Meeting to approve the issuance of the EFI Common Shares to Titan Shareholders pursuant to the Share Exchange Ratio.

The Arrangement Resolutions must be approved by at least a simple majority of the votes cast by EFI Shareholders, in person or represented by proxy, at the Meeting. The complete text of the Arrangement Resolutions to be presented to the Meeting is set forth in Schedule A to this Circular. It is the intention of the persons named in the enclosed form of proxy, if not expressly directed to the contrary in such form of proxy, to vote the proxy in favour of the Arrangement Resolutions set forth in the attached Schedule A.

Titan Shareholder Approval and Court Approval

The Acquisition is also subject to approval by the Titan Shareholders and such holders will be requested to vote and approve a resolution approving the Plan of Arrangement (the “Titan Resolutions”) at an annual and special meeting of such holders to be held on or about February 14, 2012 (the “Titan Meeting”). The requisite approval for the Titan Resolutions will be 66 2/3% of the votes cast on the Titan Resolutions by Titan Shareholders, voting as a single class, present in person or by proxy at the Titan Meeting (“Titan Shareholder Approval”).

The CBCA requires that Titan obtain court approval in respect of the Plan of Arrangement. On January 11, 2012, Titan obtained the Interim Order providing for the calling and holding of the Titan Meeting and other procedural matters and filed a petition for the Final Order to approve the Plan of Arrangement. The court hearing in respect of the Final Order is expected to take place at 9:45 a.m. (Vancouver time) on February 21, 2012, or as soon thereafter as counsel for Titan may be heard, subject to the approval of the Titan Resolutions at the Titan Meeting. The Court will consider, among other things, the fairness of the Plan of Arrangement to the Titan Shareholders. There can be no assurance that the Court will approve the Plan of Arrangement.

Dissent Rights

Pursuant to the Interim Order, Titan Shareholders may exercise rights of dissent under the manner set forth in Section 190 of the CBCA, as may be modified by the Final Order.

If any Titan Shareholders exercise their dissent rights and the Acquisition is completed, such holders will be entitled to be paid by Titan the fair value of such holder’s securities, provided that such holder duly dissents to the Plan of Arrangement and the Acquisition becomes effective.

Material Agreements Relating to the Acquisition

Combination Agreement

The provisions of the Combination Agreement are the result of arm’s length negotiations conducted between representatives of EFI, Titan, and their respective legal and financial advisors.

The Arrangement will be carried out pursuant to the Combination Agreement and the Plan of Arrangement contained therein. The following is a summary of the principal terms of the Combination Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the Combination Agreement, which has been filed by EFI on SEDAR at www.sedar.com, and to the Plan of Arrangement, which is attached as Schedule B to this Circular. EFI Shareholders are urged to read both the Combination Agreement and the Plan of Arrangement carefully and in their entirety.

Transaction
Pursuant to the Plan of Arrangement, EFI will become the holder of all of the issued and outstanding Titan Common Shares and Titan will become a wholly-owned subsidiary of EFI. EFI shall issue EFI Common Shares to the Titan Shareholders on the basis of the Share Exchange Ratio, subject to the terms of the Plan of Arrangement. Titan will apply to Court to obtain an Interim Order pursuant to subsection 192(3) of the CBCA which shall provide for, among other things, the notice of the Titan Meeting, the record date for the Titan Meeting, the requisite approval for the Titan Resolutions, the grant of dissent rights and the notice requirements for the presentation of the application to the Court for the Final Order. Once the Interim Order, EFI Shareholder Approval and Titan Shareholder Approval are obtained, Titan is to apply for the Final Order. Titan Options will expire on the business day immediately preceding the Effective Date and holders of Titan Warrants exercised following the Effective Date shall be entitled to receive the same number of EFI Common Shares which such holder would have been entitled to receive as a result of the Share Exchange Ratio, if, on the Effective Date, the holder had been the registered holder of the number of Titan Common Shares which such holder was previously entitled to purchase.

Share Exchange Ratio
Titan Shareholders will receive 0.68 of an EFI Common Share for each whole Titan Common Share owned pursuant to the Plan of Arrangement. Fractional EFI Common Shares will be rounded down to the nearest whole EFI Common Share.

Representations, Warranties and Covenants
The Combination Agreement contains certain representations, warranties and covenants made by EFI and Titan. These representations, warranties and covenants were made by and to the parties thereto for the purposes of the Combination Agreement and are subject to the limitations and qualifications agreed to by the parties in connection with negotiating and entering into the Combination Agreement.

The representations and warranties provided to Titan by EFI relate to the following: (a) the organization of EFI; (b) the capitalization of EFI; (c) the authority of EFI to enter into certain agreements; (d) government approvals; (e) directors' approvals; (f) the material subsidiaries of EFI; (g) EFI’s other subsidiaries; (h) that EFI is not in default; (i) the absence of changes to EFI; (j) contracts and commitments; (k) employment agreements; (l) financial matters; (m) books and records; (n) litigation; (o) title to properties and condition of assets; (p) mineral reserves and resources; (q) operational matters; (r) insurance; (s) environmental matters; (t) tax matters; (u) pension and employee benefits; (v) reporting issuer status; (w) securities regulatory reports; (x) compliance with laws; (y) restrictions on business activities; (z) the lack of any cease trade orders; (aa) no options on assets; (bb) certain contracts; (cc) no indebtedness; (dd) no other agreement to merge; (ee) no other significant transactions; (ff) disclosure controls and procedures; (gg) accounting controls; (hh) disclosure of material contracts; (ii) foreign private issuer status; (jj) investment company status; (kk) that a shareholder vote is required; (ll) brokers' commissions payable; (mm) property and related payments; and (nn) 1934 Act matters.

The representations and warranties provided to EFI by Titan relate to the following: (a) organization of Titan; (b) capitalization of Titan; (c) authority of Titan to enter certain agreements; (d) government approvals; (e) directors' approvals; (f) Titan subsidiaries; (g) that there are no other subsidiaries of Titan; (h) that Titan is not in default; (i) absence of changes; (j) contracts and commitments; (k) employment agreements; (l) financial matters; (m) books and records; (n) litigation; (o) title to properties and condition of assets; (p) mineral reserves and resources; (q) operational matters; (r) insurance; (s) environmental; (t) tax matters; (u) pension and employee benefits; (v) reporting issuer status of Titan; (w) securities reports; (x) compliance with laws; (y) restrictions on business activities; (z) that there are no cease trade orders; (aa) no option on assets; (bb) certain contracts; (cc) no indebtedness; (dd) no other agreement to merge; (ee) no other significant transactions; (ff) disclosure controls and procedures; (gg) accounting controls; (hh) disclosure of material contracts; (ii) foreign private issuer status; (jj) investment company status; (kk) that a shareholder vote is required; (ll) brokers’ commissions payable; (mm) property and related payments; (nn) 1934 Act matters; (oo) U.S. Hart-Scott-Rodino Antitrust Improvements Act of 1976; and (pp) Canadian exploration expenses.

EFI has covenanted with Titan regarding certain matters, including, without limitation, with respect to the following: (a) timely information to Titan; (b) information for Titan’s information circular; (c) amendments for Titan’s information circular; (d) the Meeting; (e) the Circular’s compliance with all applicable Laws; (f) conducting EFI business in the ordinary course; (g) dividends, amalgamation, financings or capital reduction; (h) the listing of the EFI Common Shares issuable pursuant to the Acquisition on the TSX; (i) delivery of documents filed or received by EFI in connection with the transactions contemplated by the Combination Agreement; (j) EFI shall not do anything that would be out of the ordinary course of business and inconsistent with past practice; (k) EFI shall not enter into or modify any employment or similar agreement, increase any salary or bonus related payment or make any kind of loan to any officer, director, employee or consultant of EFI; (l) EFI shall maintain all current insurance; (m) EFI will carry out the terms of the Interim Order and the Final Order applicable to it, not take any action inconsistent with the provisions of the Combination Agreement and notify Titan of any material adverse effect; (n) EFI will not settle or compromise any claim; (o) EFI shall not, enter into, renew or modify in any respect any material contract except in the ordinary course of business, with the consent of Titan, as is necessary for the completion of the Arrangement or where to do so would not have a material adverse effect on EFI; (p) EFI will use all commercially reasonable best efforts to satisfy all conditions precedent to its obligations; (q) EFI will obtain consents, approvals and authorizations as are required to be obtained by EFI; (r) EFI will keep Titan informed of material decisions; (s) cooperate in the making of all necessary filings and applications under all applicable laws; (t) EFI shall use its commercially reasonable best efforts to conduct its affairs so that all of the representations and warranties of EFI shall be true and correct as of the Effective Date; (u) EFI will make available to Titan all documents as necessary to enable Titan to thoroughly examine EFI’s business; (v) the execution and delivery of closing documents; (w) composition of the EFI Board; (x) additions to management of EFI; (y) completion date of the Arrangement; (z) release of third party agreements; and (aa) EFI Shareholder Approval.

Titan has covenanted with EFI regarding certain matters, including, without limitation, with respect to the following: (a) timely information to EFI; (b) information to Titan for the Circular; (c) Titan will hold a special meeting of Titan Shareholders; (d) the Titan information circular; (e) Titan will conduct its business only in the ordinary course of business; (f) dividends, amalgamation, financings or capital reduction; (g) delisting from TSX-V and FSE; (h) dissent rights; (i) amendments; (j) copy of documents; (k) certain prohibited actions of Titan; (l) employment arrangements; (m) certain actions of Titan; (n) no compromise; (o) contractual obligations of Titan; (p) satisfaction of Titan’s conditions; (q) Titan will keep EFI informed as to material decisions with respect to the operation of its business; (r) cooperation; (s) Titan’s representations; (t) confirmatory review by EFI; (u) execution and delivery of closing documents; (v) completion date; (w) release of third party agreements; (x) the Canadian Asset Sale; and (y) Titan’s management consulting services agreements.

In addition, these representations, warranties and covenants were made as of specified dates, may be subject to a contractual standard of materiality different from what may be viewed as material to EFI Shareholders or may have been used for the purpose of allocating risk between the parties rather than for the purpose of establishing facts. Moreover, information concerning the subject matter of the representations, warranties and covenants may have changed since the date of the Combination Agreement.

Conditions Precedent
The Combination Agreement contains mutual conditions precedent and customary conditions for the benefit of each of EFI and Titan.

The obligations of EFI and Titan to complete the Arrangement are subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of both EFI and Titan: (a) obtaining the Interim and Final Orders; (b) obtaining Titan Shareholder Approval; (c) obtaining EFI Shareholder Approval; (d) obtaining required consents; (e) no lawsuits (except as disclosed in the public disclosure records of each of EFI and Titan); (f) no action that would negatively affect the Arrangement; (g) prospectus exemptions for the distribution of the EFI Common Shares pursuant to the Arrangement; (h) U.S. registration exemption for the distribution of the EFI Common Shares pursuant to the Arrangement; (i) obtaining approval for listing of EFI Common Shares on the TSX; and (j) the Combination Agreement will not have been terminated.

The obligation of EFI to complete the Arrangement is subject to the satisfaction of, among others, the following conditions, which may be waived by EFI: (a) performance by Titan with respect to all covenants and obligations in the Combination Agreement; (b) no material change in Titan’s representations and warranties; (c) no material adverse effect; (d) execution of support agreements by the relevant Titan parties; (e) no material change in employment arrangements; (f) no exercise of dissent rights exceeding 5% of outstanding Titan Common Shares; (g) no modification of the recommendation of Titan’s board of directors to its shareholders in favour of the Arrangement; (h) Titan will have taken all necessary corporate actions; (i) satisfactory due diligence; (j) no Titan equity financing; (k) acceleration of Titan Options; and (l) the completion of the Canadian Asset Sale.

The obligation of Titan to complete the Arrangement is subject to the satisfaction of, among others, the following conditions, which may be waived by Titan: (a) performance by EFI with respect to all of the covenants and obligations in the Combination Agreement; (b) no material change in EFI’s representations and warranties; (c) no material adverse effect; (d) composition of EFI Board on completion of the Arrangement; (e) execution of EFI Support Agreements; (f) no material change in employment arrangements; and (g) EFI will have taken all necessary corporate actions.

Covenants Relating to Non-Solicitation and Break Fee
Subject to certain exceptions with respect to a transaction that could lead to an Acquisition Proposal or a Superior Proposal (both as defined in the Combination Agreement), Titan has agreed to certain covenants with respect to the non-solicitation of competing or alternative transactions with respect to the business of Titan. Titan agreed to immediately cease all solicitations; request the return of information regarding Titan; and handle its third party confidentiality agreement, standstill or similar agreement or obligation so as to not harm the Acquisition. Titan has further agreed that it will not directly or indirectly solicit or enter into an Acquisition Proposal except as set out in the Combination Agreement. Should Titan receive a request relating to a potential or actual Acquisition Proposal, a request for discussions or a request for information, Titan is required to notify EFI of such activity. If an Acquisition Proposal is made, EFI would then have the opportunity, but not the obligation, to offer in writing, within seven business days of such notification by Titan, to amend the terms of the Combination Agreement and the Titan Board shall then review such revised offer in good faith.

If the Combination Agreement is terminated as a result of certain events then the Party whose conduct has resulted in the termination shall pay to the other party an aggregate of $500,000.

Amendment
The Combination Agreement may, at any time and from time to time before or after the holding of the Titan Meeting, be amended by mutual written agreement of EFI and Titan, subject to applicable laws and further notice to or authorization on the part of the Titan Shareholders. The Court may also amend the Plan of Arrangement in the Interim Order.

Termination
The Combination Agreement may be terminated at any time prior to the Effective Date by mutual written consent of EFI and Titan or by either EFI or Titan upon the occurrence of certain prescribed events, including but not limited to, (i) the board of directors of Titan has made a Change in Recommendation (as defined in the Combination Agreement); or (ii) Titan has entered into a definitive agreement with respect to a Superior Proposal; (c) by Titan in order for Titan to enter into a definitive written agreement with respect to a Superior Proposal; (d) by EFI if the required Titan Shareholder Approval is not obtained; (e) by Titan if the required EFI Shareholder Approval is not obtained; (f) by either party if any of the mutual conditions precedent have not been satisfied by the Completion Date or where it is clear that the condition cannot be satisfied prior to the Completion Date; (g) by EFI, if any condition precedent to its obligations have not been satisfied by the Completion Date; (h) by Titan, if any condition precedent to its obligations have not been satisfied by the Completion Date; (i) by EFI if there is a material breach by Titan of its covenants under the Combination Agreement; (j) by Titan if there is a material breach by EFI of its covenants under the Combination Agreement, or (k) by either party, if the Effective Date of the Acquisition does not occur on or before the Completion Date.

Upon termination of the Combination Agreement, no party thereto shall have any liability or further obligation to any other party thereunder other than with respect to confidentiality, except if the termination fee of $500,000 is payable to a party in connection with a breach of the agreement.

Expenses of the Arrangement
All fees, costs and expenses incurred in connection with the Combination Agreement and the Plan of Arrangement will be paid by the party incurring such fees, costs or expenses.

Support Agreements

EFI Support Agreements were completed by each officer and director of EFI as well as the two largest EFI Shareholders in connection with the Combination Agreement and Plan of Arrangement. This summary does not purport to be complete and is qualified in its entirety by reference to the EFI Support Agreement, which has been filed by EFI on SEDAR at www.sedar.com. EFI Shareholders are urged to read the EFI Support Agreement carefully in its entirety.

Each director and officer of Titan and the two largest Titan Shareholders also executed support agreements with respect to the voting of their Titan Common Shares at the Titan Meeting.

Covenants
Pursuant to the EFI Support Agreement dated as of December 5, 2011, the securityholder agrees to, among other things, support the Arrangement and to vote all of the shares beneficially owned or controlled by such holder in favour of the Arrangement Resolutions at the Meeting. The securityholder agrees not to exercise any dissent rights or shareholder rights or option, sell, assign or otherwise encumber or convey any interest in their EFI Common Shares or enter into any voting agreement other than the EFI Support Agreement. The securityholder further agrees not to engage in any activity that would be contrary to the Plan of Arrangement.

Representations and Warranties
The securityholders made certain representations and warranties including, but not limited to, that they are the beneficial owner of the EFI Common Shares, as set out in the Support Agreements and such party has the sole right to vote all of their EFI Common Shares.

Termination
The EFI Support Agreement may be terminated at any time by mutual consent of EFI, Titan and the securityholder, by the securityholder if EFI, has not complied in any material respect with its covenants under the EFI Support Agreement, if any representation or warranty is untrue or incorrect in any material respect or by EFI if the Arrangement Resolution is not approved by the requisite majority of EFI Shareholders or if the Combination Agreement is terminated in accordance with its terms.

Bridge Loan

In connection with the Combination Agreement and completion of the Plan of Arrangement, EFI and Titan USA entered into a loan agreement dated as of December 5, 2011 whereby EFI will make available to Titan USA a loan of up to US$1,000,000.00, subject to certain terms and conditions. The following is a summary of the principal terms of the Bridge Loan. This summary does not purport to be complete and is qualified in its entirety by reference to the Bridge Loan Agreement, which has been filed by EFI on SEDAR at www.sedar.com. EFI Shareholders are urged to read the Bridge Loan Agreement carefully in its entirety

Loan and Disbursement
EFI has agreed to lend and Titan USA has agreed to borrow from EFI up to US$1,000,000. The initial advance of US$500,000 was made by promissory note concurrently with the second advance of $300,000 from Pinetree Resource Partnership in connection with the Pinetree Bridge Loan. The Bridge Loan will be used for work on the Sheep Mountain Property. The Bridge Loan will be advanced to Titan USA, as and when requested by Titan and approved by EFI, no more frequently than once per calendar month for a maximum amount of up to US$1,000,000. On January 9, 2012, EFI received a draw request for the balance of US$500,000 from Titan USA.

Interest and Repayment
Titan USA will pay interest on the unpaid principal balance of each advance at the rate of 5.0% per annum. Titan USA is to pay the principal balance of the Bridge Loan together with all unpaid accrued interest no later than the Completion Date.

Security
The obligations of Titan USA under the Bridge Loan Agreement are secured by a first priority mortgage on the Sheep Mountain Property and a guaranty to EFI made by Titan as guarantor.

Conditions Precedent
EFI’s obligations under the Bridge Loan Agreement are subject to certain conditions precedent including true and correct representations and warranties of Titan USA, the delivery to EFI of a fully executed promissory note, mortgage, guaranty and form of draw request and no default on Titan USA’s behalf.

Covenants of Titan USA
Titan USA made certain covenants to EFI including, without limitation, that it shall continue to conduct its business in the ordinary course and will maintain and insure the Sheep Mountain Property and any required governmental approvals in connection with the operations thereon. Titan USA further covenanted that it will maintain compliance with all applicable laws, provide EFI with access to its books and records as requested and make all payments of obligations when due. Titan USA also agreed to not create or incur any additional indebtedness, other than the Pinetree Bridge Loan, without EFI’s prior written consent or create or allow for any type of encumbrance on the Sheep Mountain Property.

Indemnification
The Bridge Loan Agreement provides for certain indemnities in favour of EFI against any actions brought against it as a result of credit having been extended to Titan USA except to the extent that any such action resulted from EFI’s negligence or wilful misconduct.

General Provisions
The Bridge Loan shall become immediately due and payable upon the occurrence of any event of default by Titan including, but not limited to, non-payment of loan, incorrect representation or warranty, default in covenants, voluntary insolvency, or involuntary insolvency. The Bridge Loan Agreement is not assignable without the prior written consent of EFI. Amendments may only be made in writing by EFI and Titan USA.

Risk Factors

As a mining company, EFI is subject to a number of risks. In addition to general corporate, financial and operational risks as outlined in the AIF, which is incorporated by reference herein, EFI is also subject to a number of specific risks relating to the Acquisition.

Risks of Proceeding with the Acquisition

Market Value of EFI Common Shares
Pursuant to the Acquisition, each Titan Shareholder will be entitled to receive 0.68 of an EFI Common Share for each whole Titan Common Share held. Regardless of market fluctuations, the Share Exchange Ratio will not be adjusted to reflect any changes in the market value of EFI Common Shares at the Effective Time of the Acquisition (as defined in the Plan of Arrangement). The market value of the EFI Common Shares at the Effective Time may vary significantly from the market value immediately prior to the announcement of the Acquisition and at the date of this Circular. The market value may increase or decrease, but neither of these occurrences will change the Share Exchange Ratio. Variations in the market value of EFI Common Shares may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of EFI, Titan and EFI following the completion of the Acquisition, regulatory considerations, general market and economic conditions, changes in uranium prices and other factors over which EFI has no control.

The issuance of a significant number of EFI Common Shares could adversely affect the market price of EFI Common Shares. If the Acquisition is completed, a significant number of additional EFI Common Shares will be issued, and may be issued upon the exercise of Titan Options or Titan Warrants prior to the Effective Date and Titan Warrants following the Effective Date, and will become available for trading in the public market. The increase in the number of EFI Common Shares may lead to sales of such shares or the perception that such sales may occur, either of which may adversely affect the market for, and the market price of, EFI Common Shares.

Conditions to Complete the Acquisition
There are a number of conditions precedent to the Acquisition which are outside the control of EFI, including, but not limited to, approval of the Arrangement Resolutions and required satisfaction of the regulatory conditions to closing. Further, Titan is required to have completed its Canadian Asset Sale prior to the Completion Date and to obtain shareholder approval for the Acquisition. If for any reason such conditions to the Acquisition are not satisfied or waived and the Acquisition is not completed, the market price of EFI Common Shares may be adversely affected.

Each of EFI and Titan has the right to terminate the Combination Agreement in certain circumstances. There is no certainty that the Combination Agreement will not be terminated by either EFI or Titan before the completion of the Acquisition. For example, each of EFI and Titan has the right, in certain circumstances, to terminate the Combination Agreement if changes occur that, in the aggregate, have a material adverse effect on Titan or EFI, respectively. There is no assurance that a change having a material adverse effect on EFI or Titan will not occur before the Effective Date, in which case Titan or EFI, as the case may be, could elect to terminate the Combination Agreement and the Acquisition would not proceed.

Risks of Not Proceeding with the Acquisition

Existing Operational Risk and Costs
If the Acquisition is not completed, EFI will continue to face all of the existing operational and financial risks of its business as described in the documents incorporated by reference herein. There will have been certain costs related to the Acquisition, such as legal and accounting fees incurred, that must be paid even if the Acquisition is not completed. There are also opportunity costs associated with the diversion of management attention away from the conduct of EFI’s business in the ordinary course.

Impact on Share Price and Future Business Operations
If the Acquisition is not completed, there may be a negative impact on the price of EFI Common Shares, future business and operations to the extent that the current trading price of EFI Common Shares reflects an assumption that the Acquisition will be completed. The price of EFI Common Shares may decline if the Acquisition is not completed.

Penalty Provisions
In the event that the Combination Agreement is terminated as a result of certain events or because of a material breach of covenants, then the party whose conduct has resulted in the termination is required to pay the other party a break fee of $500,000. Circumstances may arise where EFI may be required to terminate the Combination Agreement and incur the break fee.

Risks Related to EFI Following the Acquisition

Post-Acquisition Success
EFI may not realize the currently anticipated benefits of acquiring Titan due to challenges associated with integrating the operations of Titan. The success of EFI following the Acquisition will depend in large part on the success of EFI’s management in integrating the operations of Titan with those of EFI. The failure of EFI to achieve such integration could result in the failure of EFI to realize the anticipated benefits of the Acquisition and could impair the results of operations, profitability and financial results of EFI.

Dilution
Issuances of EFI Common Shares including upon completion of the Acquisition will result in a substantial dilution of the equity interests of any person who may become an EFI Shareholder as a result of or subsequent to the Acquisition.

Environmental Laws
EFI is subject to a broad range of environmental laws and regulations in the jurisdictions in which it operates and will be exposed to potentially significant environmental costs and liabilities. By acquiring Titan, EFI will be subject to additional liability for any environmental damage occurring on the Sheep Mountain Property or other mining projects of Titan under such environmental laws. These laws and regulations, as interpreted by relevant agencies and the courts, impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater storage, treatment and discharges, the use and handling of hazardous or toxic materials, waste disposal practices, and the remediation of environmental contamination. The costs of complying with these laws and regulations, including participation in assessments and remediation of sites, could be significant. In addition, these standards can create the risk of substantial environmental liabilities, including liabilities associated with divested assets and past activities.

Financing Risks
If the Acquisition is completed, additional funding will be required to further develop the Piñon Ridge Mill and expand exploration and production programs on the Sheep Mountain Project. If EFI’s proposed programs are successful, additional funds will be required for the building of the Piñon Ridge Mill, and the mining of uranium from the Sheep Mountain Project. The primary sources of future funds presently available to EFI are the sale of equity capital, or the offering by EFI of an interest in its properties to be earned by another party or parties carrying out exploration or development thereof. There is no assurance that any such funds will be readily available for operations. Failure to obtain additional financing on a timely basis could cause EFI to reduce, delay or terminate its proposed operations, with the possible loss of such operations.

INFORMATION ABOUT EFI

Overview and Corporate Structure

Name, Address and Incorporation

EFI is a public company continued under the laws of Ontario. EFI was incorporated on June 24, 1987 in the Province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, it was continued under the Business Corporations Act (Ontario). Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. on May 26, 2006.

The registered office of the Corporation is located at 2 Toronto Street, Suite 500, Toronto, Ontario, Canada, M5C 2B6. The principal office of EFI’s U.S. subsidiaries is located at Suite 600, 44 Union Blvd., Lakewood, Colorado, 80228 USA.

For information relating to the business of EFI and EFI’s material mineral properties, please see EFI’s AIF filed on SEDAR, which is incorporated by reference in this Circular.

Intercorporate Relationships

The following chart lists all of the Corporation’s material subsidiaries, their respective jurisdictions of incorporation, and the Corporation’s ownership interest in each:

Business of EFI

The Corporation is a Toronto, Ontario based uranium and vanadium exploration and mine development company listed on the TSX. The Corporation’s mission has been to build a fully integrated uranium and vanadium production company through exploration, development, mining, milling and sales; primarily targeting immediately economic uranium properties on the Colorado Plateau (Colorado and Utah) and in the broader western United States.

EFI currently has two permitted mines in its mineral property portfolio. The Whirlwind Mine is located in the northern Uravan Mineral Belt approximately four miles southwest of Gateway, Colorado. The Energy Queen Mine is located in the La Sal Mineral Belt near the town of La Sal, Utah. Energy Queen’s permit was transferred by Denison Mines (USA) to EFI in January 2008.

A full description of the Corporation’s business and its material mineral properties is set out in the AIF, which is incorporated herein by reference. A copy of the AIF is available on SEDAR at www.sedar.com and on the Corporation’s website.

Management will continue to pursue and evaluate strategic options, including partnerships, joint ventures and acquisition opportunities that enhance shareholder value and which fit within the Corporation’s mineral resource development strategy. In the past, funding for exploration and development operations has been obtained through equity offerings. Future operations (and the ability to meet mineral property option commitments) are dependent upon the Corporation’s continuing ability to finance expenditures and achieve profitable operations. The Corporation continues to evaluate other funding sources such as debt, joint ventures, non-core asset divestitures, strategic partnerships and project financing to finance its growth.

Prior Sales

EFI Common Shares are listed for trading on the TSX under the symbol “EFR”. The following table sets forth details of the issuance of EFI Common Shares, EFI Options and EFI Warrants for the 12-month period prior to the date of this Circular.

EFI Common Shares
Date of Issuance	Type of Security	Number of Securities	Issuance Price
January 11, 2011	Common Shares (Option Exercise)	100,000	$0.20
January 20, 2011	Common Shares (Option Exercise)	100,000	$0.35
February 1, 2011	Common Shares (Property Acquisition)	1,046,067	$1.15
February 9, 2011	Common Shares (Option Exercise)	29,000	$0.45
February 10, 2011	Common Shares (Property Acquisition)	1,064,895	$0.94
February 16, 2011	Common Shares (Option Exercise)	195,000	$0.45
February 17, 2011	Common Shares (Option Exercise)	33,000	$0.45
March 31, 2011	Units (one EFI Common Share and one-half EFI Warrant(1) )	23,000,000	$0.50
March 31, 2011	Compensation Warrants	1,610,000	(2)
April 26, 2011	Common Shares (Property Acquisition)	150,296	$1.32

Notes:
(1)	Each whole warrant is exercisable at $0.65 per share until March 31, 2015.
(2)

The compensation warrants were issued as partial consideration for the agents’ services in connection with the prospectus distribution of 23,000,000 units. Each compensation warrant is exercisable for one EFI Common Share at $0.50 until October 1, 2012.

Trading Price and Volume

The following table sets forth, for the periods indicated over the past 12 months prior to the date of this Circular, the reported high and low trading prices and aggregate trading volume of the EFI Common Shares on the TSX.

Period	High ($)	Low($)	Average Daily Volume
December 2011	$0.34	$0.28	119,200
November 2011	$0.145	$0.295	91,945
October 2011	$0.465	$0.20	193,446
September 2011	$0.33	$0.22	117,687
August 2011	$0.385	$0.285	162,642
July 2011	$0.435	$0.36	200,464
June 2011	$0.42	$0.315	177,510
May 2011	$0.485	$0.365	240,876
April 2011	$0.60	$0.44	503,654
March 2011	$1.14	$0.415	2,346,760
February 2011	$1.59	$1.11	867,418
January 2011	$1.45	$0.81	1,140,453

INFORMATION ABOUT TITAN

Information pertaining to Titan has been furnished by Titan or is derived from information provided by Titan.

Overview and Corporate Structure

Name, Address and Incorporation

Titan is a public company continued pursuant to the CBCA. Titan was originally incorporated in Yukon on January 28, 1999 as Ceduna Capital Corp. and was thereafter continued into British Columbia on March 31, 2005 and under the CBCA on February 19, 2009. On May 30, 2005, it changed its name to Titan Uranium Exploration Inc. and then to Titan Uranium Inc. on June 24, 2005.

Titan’s head office is located at 3rd Floor, Bellevue Centre, 235 – 15th Street, West Vancouver, BC V7T 2X1. Its U.S. office is located at 2510 15th St., Suite 7, Casper, WY 82609.

Intercorporate Relationships

Titan owns all of the issued and outstanding shares of Uranium Power Corp. (“UPC”), a corporation incorporated under the laws of British Columbia, which owns 100% of Titan USA, a corporation incorporated under the laws of Nevada.

General Development of the Business

Titan is a development stage company engaged in the exploration and development of uranium properties in Canada and the United States. Its land holdings include a 100% interest in the Sheep Mountain Property which has mineral resources and mineral reserves of 6,393,000 tons (average grade 0.111% eU3O8) of NI 43-101-compliant mineral reserves and 13,841,000 tons (low cut-off grade-thickness, average grade 0.111% e U3O8), 9,598,000 tons (mid cut-off grade-thickness, average grade 0.130% e U3O8) or 6,220,000 tons (high cut-off grade-thickness, average grade 0.154% e U3O8) of indicated mineral resources. In addition, Titan has mineral properties in Nunavut and Saskatchewan. The Nunavut and Saskatchewan properties form part of the Canadian Asset Sale.

History

On July 31, 2009, Titan acquired all of the issued and outstanding shares of UPC by way of a plan of arrangement. Prior to the Titan – UPC merger, UPC held a 50% interest in the Sheep Mountain, Breccia Pipes, Burro Canyon and Green River North properties in a joint venture with Uranium One Ventures USA Inc. (“Uranium One”). Titan then entered into an agreement to acquire the remaining 50% of the Sheep Mountain Property and Green River North properties pursuant to a purchase and sale agreement dated August 25, 2009. Pursuant to this agreement, Titan sold a 50% interest in its Breccia Pipes, Arizona and Burro Canyon, Colorado projects. When the Titan – UPC merger was completed on October 1, 2009, Titan acquired the remaining 50% interest in the Sheep Mountain and Green River North properties, and disposed of the remaining interest in Breccia Pipes and Burro Canyon.

As a result of a transaction completed with Titan’s joint venture partner Uranium One, Titan owned 100% of the Sheep Mountain and Green River North properties. Titan subsequently sold the Green River North property to EFI. In exchange for Uranium One’s interest in the Sheep Mountain and Green River North properties, Titan paid US$850,000 and agreed to pay an additional US$2,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds US$65 per pound within three years. An additional US$4,000,000 is payable if the month-end spot uranium price exceeds US$85 per pound within three years. Titan also assumed the remaining 50% of the asset retirement obligation related to Sheep Mountain that was not previously recognized. The ownership of the Sheep Mountain Project was subsequently transferred to Titan’s wholly-owned subsidiary, Titan USA.

On July 31, 2011, the August 25, 2009 purchase and sale agreement was amended to restructure the derivative payments made to Uranium One based on the month-end spot price of uranium. On August 3, 2011, Titan USA paid $1 million in cash to Uranium One and on July 31, 2012, will pay $1 million in cash plus accrued interest from July 31, 2011 until the date of payment at a rate equal to 5% per annum. Titan also issued 500,000 warrants to purchase shares of Titan exercisable at $0.21 for a period of two years to Uranium One on August 3, 2011.

Sheep Mountain Project

The following information was derived from the Sheep Mountain Technical Report dated March 1, 2011 prepared by Douglas L. Beahm, P.E., P.G. of BRS Inc. (“BRS”).

Project Description and Location

The Sheep Mountain Project is located in Sections 4, 5, 9, 15, 16, 17, 20, 21, 22, 27, 28, 29, 30, 31, 32, and 33, Township 28 North, Range 92 West at approximate Latitude 42º 24’ North and Longitude 107º 49’ West, within the Wyoming Basin physiographic province in the Great Divide Basin at the northern edge of the Great Divide Basin. The project is approximately 8 miles south of Jeffrey City, Wyoming.

The Sheep Mountain Project is comprised of 152 unpatented mining claims on land administered by the U.S. Bureau of Land Management (“BLM”), and about 791 acres of State of Wyoming leases, ML 0-15536 and ML 0-41066 located in Section 16 and Section 5, Township 28 North, Range 92 West. There are approximately 630 acres of private lease lands in Section 20, 29, 31, 32, and 33. The combination of the land holdings comprises some 4,147 acres and gives Titan USA the mineral rights to the resources as defined in the Congo Pit and Sheep Underground mine areas.

To maintain these mineral rights, Titan USA must comply with the state lease provisions including annual payments with respect to the State of Wyoming leases, private leases, BLM and Fremont County, as well as Wyoming filing and/or annual payment requirements to maintain the validity of the unpatented mining lode claims.

Uranium mining in Wyoming is subject to both a gross products and mineral severance tax. The project is subject to an overall sliding scale royalty of 1 to 4% due to Western Nuclear Corporation (“Western Nuclear”), based on the Nuclear Exchange Corporation (“NUEXCO”) Exchange Value. This royalty is currently at its maximum rate of 4%. Additional royalties vary from $0.50 per pound produced to 5% gross royalty to other private parties and there is a 5% gross royalty due to the State of Wyoming for the Section 16 state lease. At the federal level profit from mining ventures is taxable at corporate income tax rates. However, for mineral properties depletion tax credits are available on a cost or percentage basis whichever is greater. For uranium, the percentage depletion tax credit is 22%, among the highest for mineral commodities.

The surface rights to the lands encompassing the Sheep Mountain Project include the lands located within the state lease administered by the Wyoming State Lands and Investment Division, lands associated with unpatented mining lode claims administered by the BLM and lands associated with private leases.

Accessibility

The Sheep Mountain Project is located at approximate Latitude 42º 24’ North and Longitude 107º 49’ West within the Wyoming Basin physiographic province in the Great Divide Basin at the northern edge of the Great Divide Basin in Fremont County, Wyoming and within the historic Crooks Gap/Green Mountain Uranium Mining District of Wyoming. With regard to the socioeconomic and political environment, this area was a uranium mining and production center for over 30 years. Although a new mine operation may have detractors, the area has a mining history and a climate generally favourable for mining. The project is approximately 8 miles south of Jeffrey City, Wyoming. Sheep Mountain is accessible via 2-wheel drive on existing county and two-track roads.

In order to conduct exploratory logging and drilling of the property, Titan USA was required to file a Drilling Notification (“DN”), post a bond, and obtain a permit from the State of Wyoming Department of Environmental Quality/ Land Quality Division (“WDEQ/LQD”). The DN is in good standing and remains active. Recent drilling was limited to the State of Wyoming lease.

Mine development would require a number of permits depending on the type and extent of development, the major permit being the actual mining permit issued by the WDEQ/LQD. The mine permit from US Energy Corporation’s Sheep Mountain Mines (Permit # 381C) is current and has been transferred to Titan USA. In addition, BLM would require NEPA clearances on federal lands. Wyoming is not an Agreement State with the U.S. Nuclear Regulatory Commission (“USNRC”). Thus, the USNRC would regulate mineral processing activities.

There are no pre-existing mineral processing facilities or related wastes on the property. However, the Green Mountain Ion Exchange facility was located within the project limits. This facility was licensed by the USNRC and was decommissioned and reclaimed in accordance with its license conditions.

Climate

The Sheep Mountain Project falls within the intermountain semi-desert weather province. Titan USA has established an on-site remote weather station which will record temperature, precipitation (rain and snow), barometric pressure, and wind speed.

Physiography

Topography consists of rounded hills with moderate to steep slopes. Elevations range from 6,600 ft. up to 8,000 ft. above sea level. The ground is sparsely vegetated with sage and grasses and occasional small to medium sized pine trees at the higher elevations.

Infrastructure

In addition to access roads, some infrastructure is present on the site. The site is accessible over the multiple drill trails covering the area. The former mine operations had electric and natural gas service. The electric power lines are in place. Electric service can be provided by Rocky Mountain Power who provided a rate schedule for use in the pre-feasibility study. Rocky Mountain Power indicated that upgrading of the service lines would be necessary due to their age. It is not currently known if natural gas service can be re-established or at what rate.

Along with the mineral title various water rights were conveyed to Titan. These water rights include the Sheep I and II shafts and various wells for which the total water right is in excess of 3,000 gallons per minute. Water quality in the Sheep I Shaft has been tested and treatment for discharge evaluated. With treatment for radium through the addition of barium chloride and other minor reagents the mine waters can be treated and discharged. The mine waters would also be suitable for mineral processing make up water, dust control and other consumptive uses.

History

Uranium was first found in the Crooks Gap district which includes the Sheep Mountain area in 1955. Three companies dominated the district by the mid-1950s: Western Nuclear, Phelps Dodge and Continental Uranium. Western Nuclear built the Split Rock Mill at Jeffrey City in 1957 and initiated production from the Paydirt pit in 1961, Golden Goose 1 in 1966 and Golden Goose 2 in 1970. Phelps Dodge was the principal shareholder and operator of the Green Mountain Uranium Corporation’s Ravine Mine which began production in 1956. Continental Uranium developed the Seismic Pit in 1956, the Seismic Mine in 1957, the Reserve Mine in 1961 and the Congo Decline in 1968. In 1967, Continental Uranium acquired the Phelps Dodge properties and in 1972, Western Nuclear acquired all of Continental Uranium’s Crooks Gap holdings. During the mid-1970s, Phelps Dodge acquired an interest in Western Nuclear which began work on Sheep Mountain I in 1974, the McIntosh Pit in 1975 and Sheep Mountain II in 1976. Production from the area ceased in 1982 and U.S. Energy-Crested Corp (“USECC”) acquired the properties from Western Nuclear in 1988.

In December 2004, UPC (then known as Bell Coast Capital) entered into a purchase and sale agreement with USECC to acquire a 50% interest in the Sheep Mountain property. The acquisition was completed in late 2007 with aggregate payments to USECC of $7.05 million and the issuance of 4 million common shares to USECC. USECC sold all of its uranium assets, including its 50% interest in Sheep Mountain, to Uranium One in April 2007.

Titan USA acquired UPC’s 50% interest in the property when Titan acquired UPC by a plan of arrangement in July 2009. The remaining 50% interest was purchased from Uranium One on October 1, 2009, with the following terms: (i) an initial cash payment of US$750,000 for Uranium One’s 50% interest in Sheep Mountain; (ii) a payment of US$2,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds US$65.00 per pound within three years of the closing date, payable within six months; (iii) a further payment of US$4,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds US$85.00 per pound within three years of the closing date, payable within twelve months. Production reports for the district, for the period from 1976 to 1982, vary from 17.4 million lbs., (USE document) to 13.8 million lbs. (Irwin, 1998). Production from the Sheep Mountain I is reported to be 312,701 tons at 0.107% U3O8 . Subsequent to closure of the Sheep Mountain I by Western Nuclear, during April to September, 1987, Pathfinder Mines Corp. (“PMC”) mined a reported 12,959 tons, containing 39,898 pounds of uranium at an average grade of 0.154 U3O8 from Sheep Mountain I. The following year during May to October, 1988 USE mined 23,000 tons from Sheep Mountain I, recovering 100,000 lbs. of uranium for a mill head grade of 0.216% U3O8. The material was treated at PMC’s Shirley Basin mill, 130 miles east of the mine. The mines were allowed to flood in 2000.

Geological Setting

Within the project area surficial geologic exposures include:

Quaternary alluvial and colluvial deposits mapped as;
Qal - Quaternary Alluvium
Qf –Quaternary Floodplain (colluvium)
Tertiary Battle Spring Formation (Eocene);
Tb Member B (Upper)
Tb Member A (Lower)

  Tf - Tertiary Fort Union (Paleocene)
  Kc – Cretaceous Cody Shale

The Battle Spring is Eocene in age. Prior to deposition of the Battle Spring and subsequent younger Tertiary formations including the White River and Split Rock Formations, underlying Paleocene, Cretaceous and older formations were deformed during the Laramide Orogeny. During the Laramide Orogeny faults including the Emigrant Thrust Fault, at the northern end of the project area, were active and displaced sediments by over 20,000 feet (Rackely, 1975). Coincident with this mountain building event Paleocene and older formations were folded in a series of en echelon anticlines and synclines generally trending from southeast to northwest. The Battle Spring was deposited unconformably on an erosional landscape influenced by these pre-depositional features. Initial stream channels transporting clastic sediments from the Granite Mountains formed in the synclinal valleys. With continued erosion of the Granite Mountains and deposition of sediments into the surrounding basins, the pre-tertiary surface was buried successively by the Battle Spring, White River, and Split Rock formations. The formations once blanketed the entire area. Subsequently, the Granite Mountains collapsed forming a series of normal faults including the Kirk Normal Fault at the northern end of the project. Within the Battle Spring in the project area limited faulting has been observed and where present displacement is minor. The largest reported displacement from the historic mining is four feet. The Battle Spring is folded with a series of southeast plunging anticline/syncline features. Folding is reported to be more extensive in the lower Battle Spring or A Member than in the upper or B Member. The nature of the folding and faulting in the Battle Spring suggests that it was either contemporaneous with deposition of the sediments or occurred shortly after deposition. Post-Miocene erosion has exhumed portions of the Granite Mountains regionally and has exposed the Battle Spring at the project.

The geologic setting of the project is important in that it controlled uranium mineralization by focusing the movement of the ground waters which emplaced the uranium into the stream channels which had developed on the pre-tertiary landscape. In a similar manner the geologic setting controls the present ground water system. Ground water flow is from the north-northeast to the south-southwest. Ground water flow in the Battle Spring at the site is isolated in the subsurface from the local surface drainages, Crooks Creek to the west and Sheep Creek to the east. In addition, the recharge area for the ground water system is limited which will in turn limit dewatering requirements.

The Battle Spring and associated mineralization at Sheep Mountain is bounded to the east by the western flank of the Sheep Mountain Syncline and to the west by the Spring Creek Anticline. To the north the system is cutoff by erosion. To the south the Battle Spring continues into the northern portions of the Great Divide Basin. In cross section the Battle Spring within the project area is underlain and bounded on three sides by the Fort Union and/or Cody Shale in areas where the Fort Union was removed by erosion prior to deposition of the Battle Spring.

Mineralization occurs throughout the lower A Member of the Battle Spring Formation and is locally up to 1500 feet thick. The upper B Member is present only in portions of the project and may be up to 500 feet thick. The folding is considered to have focused mineralization in the troughs of the synclines (Stephens).

Mineralization

The uranium mineralization occurs in the A member of the Battle Spring Formation and, although arkosic sandstone is the preferred host, uranium has been extracted from all lithologies. Western Nuclear identified three lithological environments for the mineralization in the Crooks Gap area:

  Redox front (Roll front). The mineralization consists of 14 or more stacked roll fronts hosted by arkosic sandstones that are locally argillaceous. The fronts are sinuous, trend N60E and occur over a vertical extent of 400 feet.
  Deep Trend. The mineralization occurs in at least three horizons. The rocks are carbonaceous sandstones and mudstones that exhibit rapid lateral facies changes within the Fort Union - Battle Spring transition zone. This mineralization occurs in the deeper zones of the Congo pit area.
  Ravine. The mineralization occurs at the top of a 60 to 80 foot thick conglomerate sequence overlying the transition zone.

Grade and thickness are extremely variable, depending on whether the samples are taken from the nose or the tails of a roll front. Typically the deposits range from 50 feet to 200 feet along strike, 5 feet to 8 feet in height and 20 feet to 100 feet in width. A single mineralized zone might contain 40,000 to 100,000 tons of mineralized material. Deposits in the Sheep Mountain area occur in stacked horizons from 7,127 feet elevation down to 6,050 feet elevation. Typical intercepts from surface drill holes include 4 feet at 0.47% U3O8, 9.5 feet at 0.26% U3O8, 3 feet at 0.347% U3O8, 6 feet at 0.11% U3O8, and 11 feet at 0.09% U3O8.

Drilling

Historical drilling in the area includes over 4,800 drill holes most of which were open-hole rotary drilling, reliant upon down-hole geophysical logging to determine equivalent uranium grade (%e U3 O8).

However, some core drilling for chemical analyses was also completed. In 2006, UPC (now wholly owned by Titan) completed a drilling program consisting of 19 drill holes totalling 12,072 feet. Coring was attempted in one hole but recoveries were poor. Two of the 19 holes completed by UPC were located in Section 28 with the purpose of confirming mineralization within the Sheep underground mine area. The remaining seventeen drill holes were completed in the planned Congo Pit area to test both shallow mineralization within the Congo Pit and to explore a deeper mineralized horizon, the 58 sand, which was shown in two historic drill holes.

Following the acquisition of UPC by Titan and in consideration of both the recommendations included in an independent technical report prepared in 2006 and identified data needs for the continued development of the project, five holes were drilled in the Congo Pit in 2009 for a total of 1,700 feet. The five drill holes were planned and completed to serve multiple purposes including;

  Additional verification of mineralization in the Congo Pit area;
  Determination of radiometric equilibrium conditions utilizing a direct comparison of the Uranium Spectrum Analysis Tool (“USAT”) and conventional gamma logging;
  Collection of bulk samples of mineralized material for metallurgical testing; and
  Collection of bulk samples for characterization of overburden materials as required by State of Wyoming Department of Environmental Quality (“WDEQ”) regulations.

The goals of the 2009 drilling program were met. The drill holes were completed by rotary air drilling to depths exceeding 300 feet using a top drive rotary drilling rig. Drill cuttings were collected continuously during the drilling process, in two foot increments near anticipated mineralized horizons and in five foot increments for overburden sampling. Over 500 pounds of mineralized material for metallurgical testing was collected in addition to the collection of representative samples for overburden analysis and characterization in accordance with WDEQ guidelines.

In situ mineral grades for 2009 drilling were determined by geophysical logging including both conventional gamma logging and the state-of-the art USAT. Each drill hole was first logged using a conventional logging tool which provided a suite of gamma ray, SP (single point resistance), resistivity, and deviation. The best mineralized zones were chosen for USAT logging. Both geophysical logging tools were provided commercially by Century Wireline Services. Historic geophysical logging was performed only with conventional logging tools.

In 2010, an additional 62 exploratory drill holes and 5 monitor wells were completed in the Congo Pit Area with the intention of defining the pit limits, however, all of the holes drilled encountered mineralization extending the pit limits. Drilling extended mineralization and did not completely define the pit limits. Of the 62 drill holes completed in 2010 within the Congo Pit Area:

  1 hole was lost;
  7 holes were barren;
  54 holes exceeded a 0.1 grade thickness (“GT”) at a minimum grade of 0.03 % e U3 O8 including;
  51 exceeding a 0.25 GT;
  37 exceeding a 0.50 GT; and
  25 exceeding a 1.0 GT.

In 2011, subsequent to the date of the Sheep Mountain Technical Report, Titan drilled an additional 71 holes for 20,162 feet. The drilling was located in the area of the proposed Congo Open Pit, and was designed to better define the ultimate pit limits for detailed mine design. Details of the drill results are set out in Titan’s news releases dated July 13, 2011 and August 16, 2011.

Sampling and Analysis

The majority of the sample data available for the evaluation of resources for the Sheep Mountain Project is the historic geophysical log data. Titan has the complete hard copy data set which was passed through the chain of property title from Western Nuclear; through USECC; through the joint venture between UPC and Uranium One; and ultimately to Titan through its acquisition of UPC and acquisition of Uranium One’s share of the property.

For both the Congo Pit and Sheep underground areas and the additional resources areas including North Gap, South Congo, and Sun Mc, the majority of the hard copy logs were reviewed both for data verification and for geologic interpretation. The majority of the Sheep underground logs were also available as scanned images. In addition, the data includes an extensive collection of detailed mine and drill maps, both surface and underground. The underground maps show the extent of mining by date and include rib and longhole data. All pertinent maps with respect to mine design, extent of mining, drill maps, and mapping related to the mine permit have been scanned and rectified digitally. This data is stored by Titan USA through its Casper office with the exception of the data needed for the development of this report and resource estimation which is temporarily stored at BRS’ Riverton, Wyoming office.

The data utilized in this report is considered accurate and reliable for the purposes of completing a mineral resource and reserve estimate for the Sheep Mountain Property.

Security of Samples

With respect to the 2009 drilling program completed by Titan USA, drilling and sampling was observed by and/or completed by Titan USA and BRS personnel. Drill samples for overburden testing were sealed in plastic bags and are currently stored in an on-site warehouse facility. Drill samples for metallurgical testing were stored and sealed in new 5 gallon plastic buckets. Samples within the mineralized zones as determined by gamma and USAT logging were delivered to Lyntek’s facility in Denver, Colorado, for further assay and testing, by BRS personnel. A chain of custody was established. Representative sample splits were prepared for chemical assay and were delivered to Energy Laboratories of Casper, Wyoming for assay utilizing standard protocol and adhering to a chain of custody. These assays were used in the selection of samples for metallurgical testing. In addition to the samples from the Congo Pit drilling, mineralized stockpiles from mine material at the Sheep I shaft were sampled, assayed and utilized for metallurgical testing. Seven samples of the Sheep I stockpile were collected ranging in grade from 0.022 to 0.067 % U3O8 and averaging 0.045 % U3O8. Bottle roll leach tests have been completed for composite samples selected to represent mineralization at both the Congo Pit and Sheep Underground. The remaining samples are warehoused at the Sheep Mountain Project pending further metallurgical testing.

No samples were collected during the 2010 drilling program. Drill cuttings were logged in the field. All holes were logged by a commercial geophysical logging company. Geophysical log data was provided in both hard copy and electronic format with the down-hole count data converted to ½ foot equivalent % U3O8 grades.

Mineral Resource and Mineral Reserve Estimates

The mineral resource estimate meets the criteria for Indicated Mineral Resources under the CIM Standards on Mineral Resources and Reserves. Also, the mineral reserve estimate meets the criteria for Probable Mineral Reserve.

The total Mineral Resources and Reserves currently defined as NI 43-101 compliant for the Sheep Mountain Project are as follows, with an effective date of March 1, 2011:

Total Probable Mineral Reserve

	GT minimum	Pounds % eU3O8	Tons	Average Grade %eU3O8
Congo	0.10	4,938,000	2,895,000	0.085
Sheep	0.45	9,248,000	3,498,000	0.132
Total		14,186,000	6,393,000	0.111

Total Indicated Mineral Resource

Sheep Underground	GT Cutoff	>0.30	>0.60	>0.90
	Pounds eU3O8	13,245,000	9,040,000	6,065,000
	Tons	5,640,000	2,790,000	1,515,000
	Avg. Grade % eU3O8	0.117	0.162	0.200
	Avg. Thickness (ft.)	6.7	7.5	8.7
Congo Pit	GT Cutoff	>0.10	>0.25	>0.50
(with 2010 drilling)	Pounds eU3O8	7,686,000	7,085,000	5,766,000
	Tons	4,143,000	3,400,000	2,374,000
	Avg. Grade % eU3O8	0.093	0.104	0.121
	Avg. Thickness (ft.)	6.5	7.5	8.9
Sun-Mc	GT Cutoff	>0.10	>0.25	>0.50
	Pounds eU3O8	2,000,000	1,700,000	1,100,000
	Tons	1,080,000	780,000	396,000
	Avg. Grade % eU3O8	0.093	0.109	0.139
	Avg. Thickness (ft.)	5.1	6.1	7.7
North Gap	GT Cutoff	>0.10	>0.25	>0.50
	Pounds eU3O8	5,737,000	5,465,000	4,687,000
	Tons	2,398,000	2,088,000	1,485,000
	Avg. Grade % eU3O8	0.120	0.131	0.158
	Avg. Thickness (ft.)	8.1	8.9	10.3
South Congo	GT Cutoff	>0.10	>0.25	>0.50
	Pounds eU3O8	1,750,000	1,700,000	1,600,000
	Tons	580,000	540,000	450,000
	Avg. Grade % eU3O8	0.151	0.157	0.178
	Avg. Thickness (ft.)	6.0	5.6	5.5
Total Indicated Resource	GT Cutoff	LOW	MID	HIGH
	Pounds eU3O8	30,418,000	24,990,000	19,218,000
	Tons	13,841,000	9,598,000	6,220,000
	Avg. Grade % eU3O8	0.110	0.130	0.154
	Avg. Thickness (ft.)	6.7	7.6	8.8

*numbers rounded
Note that these figures are not additive in that the Probable Mineral Reserve is that portion of the Measured and Indicated Mineral Resource that is economic under current cost and pricing conditions.

A NI 43-101 compliant estimate of Mineral Resources was completed which stated an Inferred Mineral Resource at a 0.25 GT cutoff of 4.6 million tons grading 0.171 % eU3O8  (15.6 million lbs. contained U3O8 ). This estimate was applicable to the Sheep underground area only and did not reflect allowances for minimum mining thickness and dilution. This estimate is comparable to the current mineral resource estimate for the Sheep underground area.

Resource Calculation Methods - Geologic Model

Geologic interpretation of the mineralized host sands was used along with the intercepts that made the minimum cutoff grade and thickness to develop a geologic model in which to estimate the Mineral Resources of the Sheep deposit. The three-dimensional locations along drift of all mineralized intercepts were plotted in AutoCAD TM. Each intercept was evaluated based on its geophysical log expression and location to adjacent intercepts. Whenever possible geophysical logs were used to correlate and project intercepts between drill holes. Intercepts that made the minimum grade cutoff but were horizontally isolated, above or below the host sand horizons, or were incomplete data sets that did not fully penetrate the host sand were excluded from making the mineralized envelope. The mineralized envelope was created by using the top and bottom of each intercept that was within the geologic host sands. The intercepts that were used to make this envelope were then used in the resource estimate GT method. The mineralized envelope was also used to develop the GT block model.

Drill spacing in the Congo, the Sheep Mountain Project, and additional resource areas is not uniform due in part to the steep and irregular surface terrain and in part to the somewhat random drift or deviation of the drill holes from vertical. Drill spacing in the Congo and additional resource areas range from roughly 50 foot centers to greater than 100 foot centers. Drill spacing at the Sheep Mountain Project varies from roughly 200 foot centers to over 400 foot centers. Drilling depths at Congo are typically less than 400 feet despite the occurrence of known mineralization at greater depths. Drilling depths at the Sheep Mountain Project exceed 1,000 feet but are typically less than 1,500 feet. Drilling depths at North Gap and South Congo are similar or slightly deeper than Congo ranging up to 600 feet. Drilling depths at Sun Mc are variable depending on terrain but are typically less than 1,000 feet.

In development of the initial geologic envelope, both surface drill data and data from underground mine maps was reviewed. For the Sheep Mountain Project and other underground mines such as the Seismic and Reserve mines adjacent and partially within the Congo Pit, the underground development and cross cut drifts were typically on 100 foot centers. Mining within the development drifts and cross cuts was completed by random room and pillar methods, extracting the mineralized material meeting the mine cutoff applicable at the time and leaving the lower grade material as pillars. In most cases entire 100x100 foot or larger blocks were mined and/or in the case of the Sheep underground delineated by face sampling and longhole drilling but not yet mined.

The current geologic and resource model is a 3D model based on geologic interpretation of 16 mineralized zones in the Congo area and 17 mineralized zones in the Sheep area. Mineralized zones from Sheep were projectable down dip to the Sun Mc Area. North Gap and South Congo mineralized zones correlate with the major Congo mineralized zones. Based on the forgoing, once the data was separated by zone an initial area of influence of 50 feet was applied to each drill hole by zone at its drifted location to establish an initial geologic limit to the projection of mineralization. Refinement of the geologic limit and projection of mineralization along trend was then based on specific correlation and interpretation of geophysical logs on a hole by hole basis. This interpretation was completed in concert by BRS and Titan staff and peer reviewed by senior Titan and BRS personnel.

GT Contour Method

The mineral resource estimate was completed using the GT (grade x thickness) contour method on individual mineralized zones as defined in a full 3D geological model of the deposit. A total of 16 separate mineralized zones have been identified and evaluated in the Sheep I and II underground areas, as well as 17 zones in the Congo Pit area. The database for the estimate included 2,000 rotary drill holes (1,499 in the area of the proposed pit and 485 in the area of the underground mine) drilled from surface, underground mine development, production records from previous mine workings, and records of underground mapping and sampling. For North Gap data from 985 drill holes was utilized in the estimate within five major mineralized zones; for South Congo data from 117 drill holes was utilized in the estimate within ten major mineralized zones; and for Sun Mc data from 704 drill holes was utilized in the estimate within eleven mineralized zones.

The uranium quantities and grades are reported as equivalent U3O8 (e U3O8 ), as measured by downhole gamma logging. This industry standard protocol for reporting uranium in sandstone hosted deposits in the USA has been validated for the Sheep Mountain Project by test drilling at the deposit, as well as by correlation with previous mining activities. In the fall of 2009, five rotary percussion holes were drilled on the property to study disequilibrium. Downhole logging of the drill holes was completed using standard gamma technology as well as a USAT, both supplied by Century Wireline of Tulsa Oklahoma. The USAT tool gives a direct measurement of uranium content and therefore allows determination of the equilibrium state of the uranium mineralization intersected in the hole. A total of 34 intervals were measured, showing an overall moderate positive disequilibrium (thus the true chemical grade of the mineralization is slightly higher than the equivalent grade determined by the gamma tool). The results of the resource estimates were not adjusted to account for this positive disequilibrium.

Sheep Underground

The Sheep sum GT diluted to a minimum 6 foot mining thickness from the mineralized envelope for each drill hole and each horizon was plotted in AutoCAD TM. If the thickness exceeded 6 feet no dilution was added. The diluted thickness of mineralization for each drill hole was also plotted. Mineral resource estimates account for the deletion of mined areas within the resource model estimated from surface drilling. The total reported mined ore from the Sheep I underground mine was 275,000 tons containing 522,500 pounds of U3O8  and an average grade of 0.095 % U3O8 . However, deleting only the resources which were within the mined area and corresponded with the current resource model, the total deletion from the total resource was only an estimated 62,618 tons of material containing 160,666 pounds of U3O8 and an average grade of 0.128% U3O8 .

From review of the Sheep I and II as-built mine plans, it was apparent that little or no ore was mined at Sheep II and that only development work was completed. Further it was apparent at the Sheep I mine that many of the mined areas were located by underground delineation drilling rather than by surface drilling. Based on the 3D model created from the as-built underground mine maps, we have estimated the contained tons within the workings, outside the current resource model, using Western Nuclear’s stated mine height of 8 feet and reported average grade of 0.095 % U3O8  as representing 192,320 tons containing 365,408 pounds of U3O8 . The sum of the area mined within the resource model and the area mined outside the resource model thus represents a total of 526,074 pounds U3O8 . This estimate from the as-built mine maps and current resource model closely approximates the reported production of 522,500 pounds U3O8 . The key point is that the mining history of Sheep I clearly shows that underground development drilling and sampling expanded the resource as compared to that which could be projected from the surface drilling alone.

Finally for mine planning purposes, a three dimensional block model was created from the Sheep GT, geologic, and mineralized envelope models. The modeling utilized an automated routine that assigned the thickness of mineralization, GT, and mineralized elevation reflected by their respective contours, to the centroids of a uniform 25 foot by 25 foot grid. From the thickness and GT contours, average grade, mineralized and waste tonnages, and contained pounds was calculated and assigned to each block. Each 25’x25’ block was then evaluated based on its grade and thickness for mine planning and scheduling.

Exploration and Development

The drill data demonstrates that mineralization is present on the Sheep Mountain Property and defines its three dimensional location.

The historic data available for this mineral resource evaluation is based upon drill and mine plan maps originally developed by Western Nuclear. The drill maps show hole locations at the surface, and downhole due to vertical drift, for the Sheep underground, the thickness and radiometric grade of uranium measured in weight percent e U3O8 , elevation to the bottom of mineralized intercept, collar elevation, and elevation of the bottom of the hole. Also available were half foot and composite intercept data in paper printouts from Western Nuclear’s 1979 and 1980 Preliminary Feasibility Study geostatistical model and original geophysical logs for the majority of the drill holes. Original drill logs both lithology and geophysical were available for the great majority of the drill holes. The author has training and experience in the interpretation of geophysical logging data for uranium and reviewed and/or interpreted the available original geophysical logs, as appropriate.

Based upon the confirmatory drilling completed in 2005, 2009 and 2010, Titan USA drilling, the data used for the current mineral resource and reserve estimate is considered reliable.

The 2010 drilling confirmed and extended the projected mineralization. The 2010 drilling was designed primarily to delineate the Congo pit limits, however, in most cases the drilling extended mineralization and additional delineation drilling occurred in 2011 to define the pit limit.

For more information about the Sheep Mountain Property, please see the Sheep Mountain Technical Report as filed under Titan’s profile on SEDAR at www.sedar.com.

Other Mineral Properties – US Assets

As a result of the Titan – UPC merger completed on July 31, 2009, Titan acquired six properties held by UPC in the United States, including the Green River South and Green River North properties. Subsequent to July 31, 2009, Titan carried out the following transactions and work on these properties:

Green River South
Titan exercised an option to earn a 70% working interest in the Green River South property by (i) making total cash payments of US$292,500; (ii) incurring cumulative exploration spending of US$2,388,750; and (iii) issuing an aggregate of 50,000 Titan Common Shares. Subsequent to earning the 70% working interest, Titan had an option to earn an additional 15% working interest for a total working interest of 85% by making an additional US$300,000 cash payment and completing additional work on the property totalling US$700,000. Titan elected not to exercise the option to acquire an additional 15% working interest.

In October 2009, twenty holes (12,560 feet) were drilled to test targets identified by an airborne geophysical carried out by UPC. The drilling resulted in the discovery of a new zone of uranium mineralization. Drill intercepts in the new zone included 3 feet averaging 0.276%e U3O8 in hole GRS-1035 and 3.5 feet averaging 0.127%e U3O8 in hole GRS-1025.

Green River North
At the time the Titan – UPC merger was completed on July 31, 2009, UPC held a 50% working interest in the Green River North property in Utah. The remaining 50% was owned by Uranium One who was UPC’s joint venture partner for the property. On October 1, 2009, Titan acquired Uranium One’s 50% working interest in the property. The Green River North property was then sold to EFI in January 2011.

Other Mineral Properties – Canadian Assets

Nunavut

On May 31, 2005, Titan purchased an option to acquire a 100% working interest in eight mining leases in Nunavut known as the Thelon project. Titan committed to pay the optionor a 2% net smelter returns royalty, which royalty may be reduced to 1% on payment of $1,000,000 and reduced to 0.5% on payment of an additional $1,000,000. Titan is also obligated to pay advance royalties of $20,000 per year while it owns the Thelon project.

On June 13, 2007, Titan entered into an option agreement with Mega whereby Mega could earn a 51% interest in all of Titan’s Thelon properties by incurring $5,000,000 in exploration expenses before December 31, 2008. Mega completed its spending requirements and Titan and Mega entered into a joint venture agreement.

A short program of prospecting in 2005 confirmed the results of the exploration work carried out by Westmin Resources Ltd. from 1976 to 1984 that had defined several radioactive boulder trains. Diamond drilling of these and other targets was recommended in an independent technical report on the Thelon properties.

In 2006, Titan completed boulder prospecting (over 1100 radioactive boulders, up to 26,900 parts per million (“ppm”) uranium), geological mapping, and radon sampling to try to locate the sources of boulder trains and diamond drilling of selected targets (7 holes, 598 metres). Diamond drilling on the RAD claims intersected 3.9 metres with 0.16% U3O8.

In 2007, prospecting continued and over 200 samples were sent to the Saskatchewan Research Council (SRC) Geoanalytical Laboratory for analysis. Additional radon sampling was completed and 25 holes (1,600 metres) were drilled (3 holes lost). Drill hole RADC-07-01 intersected fracture-controlled basement mineralization with a grade of 0.19% U3O8 over 0.7 metres, adjacent to drill hole RADC-06-05 which intersected 0.16% U3O8 over 3.9 metres in 2006. An airborne radiometric and high resolution magnetic survey was flown which identified magnetic and radiometric anomalies on the property. An additional 40 claims (77,915 acres, 31,531 hectares) were staked to cover areas of favourable geology and anomalies and 20 claims (39,646 acres, 16,044 ha) were staked to convert Permit 6660 to claims.

In 2008, Titan carried out prospecting on the claims staked in 2007 and on selected other areas. Fifty-nine samples were analyzed and a maximum grade of 1,990 ppm was recorded from one sample. Additionally, 25 bulk till samples were collected in the vicinity of magnetic anomalies and analyzed for kimberlite indicator minerals. No kimberlite indicator minerals were identified. Twelve holes totalling 1,244.5 metres were drilled to test geological, magnetic and geochemical targets. The best drill hole intersection from the 2008 drill campaign was hole R22-08-01 which recorded 270 ppm U (0.032% U3O8 ) over 5.52 metres.

No exploration work has been completed on the Nunavut project since August 31, 2008. The camp used during the 2008 exploration program was demobilized in March 2009. During 2010, certain claims were abandoned as the cost required to retain the claims and explore the targets was deemed to be higher than is justified by market conditions at the time. Capitalized costs of $1,417,810 were written-off during the year ended August 31, 2010 relating to the claims that were abandoned.

Saskatchewan

On July 5, 2005, Titan acquired a 100% interest in thirty mineral claims located in the Athabasca Basin in Saskatchewan. In 2006, exploration carried out on the thirty claims, which form seven distinct properties, consisted of airborne Megatem electromagnetic-magnetic surveys on all properties. Diamond drilling was conducted on the Castle North and Castle South properties.

On December 15, 2006, Titan entered into an agreement to acquire a 100% interest in seventy-two claims located in the Athabasca Basin in Saskatchewan from Dejour Enterprises Ltd. (“Dejour”). On April 11, 2008 Titan signed an option agreement with Vale Exploration Canada (“Vale”), a wholly-owned subsidiary of Companhia Vale do Rio Doce. Vale could have earned a 60% working interest in Titan’s Sand Hill / Rook II properties upon the full spending of $12,000,000 on exploration prior to April 11, 2013. In December 2009, Vale elected to terminate the option agreement because it no longer fit with its strategic exploration plan.

On May 23, 2008, Titan signed an option agreement with Japan Oil, Gas and Metals Corporation (“JOGMEC”). JOGMEC can earn a 50% working interest in the Virgin Trend and Knight properties by spending $9,000,000 on exploration prior to March 31, 2011. JOGMEC subsequently agreed to abandon the Knight property and most of the Virgin Trend claims, with the exception of the southernmost claims where the drilling was conducted, due to the expense required to explore the remote property and deep targets. In July 2010, Titan and JOGMEC agreed to defer future exploration work until market conditions improve.

On November 12, 2008, a second option agreement was signed with JOGMEC on the Border Block project which is comprised of the Maybelle, Gartner and King properties. JOGMEC can earn a 50% working interest in the Border Block project by spending $6,000,000 on exploration prior to March 31, 2012.

Since 2006, exploration work carried out on Titan’s Athabasca properties is as follows:

Bishop I & II
One hole was drilled in June 2007 to test a weak Electromagnetic (EM) conductor; no significant radioactivity was encountered. No work was done in 2008. Ground resistivity and EM surveys were completed in January, 2010. The results of these surveys outlined several interesting targets for future follow-up. The Bishop I claims were abandoned in 2010 and capitalized costs of $487,750 were written-off.

Castle North
No field work was done on the property in 2007. Titan’s geophysical consultant reviewed the airborne data and recommended ground geophysical surveys to be conducted to more accurately define airborne anomalies. Ground EM surveys were completed in November 2008 and March 2009 over EM anomalies detected by previous airborne surveys. Five weak shallow bedrock conductors were defined and further work is recommended to constrain a deep weak conductor.

Castle South
A ground geophysical EM survey was carried out to better define the trace of the Saskatoon Lake Conductor (“SLC”) on Titan’s ground. Three drill holes were completed during the winter of 2007 to test location of the SLC along its 4,000 metre strike length on the property. While the holes did not intersect high grade uranium mineralization, they did intersect elevated to anomalous values of pathfinder elements such as uranium, lead and boron in the sandstone rocks. No work was completed in 2008. A resistivity survey was completed on two claims in April 2009 which defined several low resistivity features for further exploration.

Castle South Extension
Ground-based fixed loop TDEM surveys were completed in the winter of 2009 to locate conductors that were originally identified by airborne EM surveys. Subsequently two areas (A-3 and A-4) were chosen for follow-up. D.C. Resistivity surveys were completed in April 2010 and identified several low resistivity “chimneys” recommended for further exploration by diamond drilling. Two diamond drill holes, CSE-10-01 and CSE-10-02 totalling 1,089 metres, tested the A-3 area anomalies. Assay results for CSE-10-01 displayed anomalous uranium values in the Athabasca sandstone and basement rocks as well as anomalous levels of pathfinder elements boron, molybdenum, cobalt, arsenic, vanadium and lead. Hole CSE-10-01 also intersected anomalous levels of rare earth elements, particularly yttrium in the Athabasca sandstone rocks and the presence of illite and sudoite clay species throughout the sandstone rocks were indicated.

King
Three claims (12,211 hectares) were staked in January 2007. High resolution magnetic and Geotech EM airborne surveys were flown and a number of EM anomalies were identified. These were tested by ground geophysical surveys in 2008, which successfully defined several basement conductive zones.

Ground based fixed loop EM surveys were completed in March 2009 to define a conductor that was originally identified by airborne surveys. During the summer of 2009, seven holes were drilled to test the conductors identified by the ground surveys for a total of 1,604.4 metres on the Border Block, with six holes on the King property and one on the Gartner Lake property. Alteration was observed in the basement rocks along fractured zones. An anomalous area of uranium was encountered in the basement rocks on the King property, a 3 metre interval of 7.7 -15.6ppm uranium at a depth of 95.8 -98.8 metres in DDH KNG09-2.

Rook I
Four claims were staked in 2007 and an additional four claims were staked in 2008 to cover the extension of graphitic horizons located to the south of the R-Seven, Meanwell and Bishop properties. Airborne EM surveys completed in 2007 and 2008 were successful in defining the extent of the graphitic horizons. A ground geophysical survey was completed in 2007 on one claim to better define the airborne anomalies. The Rook I claims were under option to UR-Energy Inc. in 2007; however, the option was not renewed for 2008. No work was carried out in 2009 or 2010. If the Canadian Asset Sale is not completed as expected, Titan intends to continue to explore the property when market conditions improve.

Rook II
A MaxMin survey was completed in the fall of 2007. Two drill holes (293.6 metres) were completed to test the EM conductor defined by previous air and ground geophysical surveys. Neither hole intersected any significant radioactivity. Two holes (714 metres) were drilled in 2008 and no significant radioactivity was intersected. No work was carried out in 2009 or 2010. If the Canadian Asset Sale is not completed as expected, Titan intends to continue to explore the property when market conditions improve.

BZ
No work was done in 2007, 2008 or 2009. The property was abandoned in 2010 and capitalized costs of $21,734 were written-off.

Carlson Creek
A ground resistivity survey was completed in 2007 to better define the airborne anomaly detected by a 2006 EM survey. Three holes were drilled to test the conductor and elevated values of uranium and pathfinder element boron were intersected. In 2008, an additional three holes (1,631 metres) were drilled to follow up on the interesting results recorded during the 2007 drill program. Two of the 2008 holes intersected graphitic pelitic schist, which is the probable source of the conductor identified in the 2006 EM survey. Drill hole CC-08-04 intersected fractured and bleached zones in the sandstone rocks at depths of 350 and 400 metres above the unconformity. Composite chip samples in these zones contained 2.22 and 1.87 ppm uranium, respectively. These values are 4 to 5 times higher than normal background for the sandstone rocks and are typical values observed in altered zones above unconformity type uranium deposits. No work was carried out in 2009 or 2010. If the Canadian Asset Sale is not completed as expected, Titan intends to continue to explore the property when market conditions improve.

Fleming
A ground EM geophysical survey was completed during the winter of 2007 to better define the airborne EM anomalies. In 2008, seven drill holes were completed to test the EM anomalies. Three holes did not reach the target depth. Three of the four holes intersected anomalous levels of uranium and/or boron in the sandstone rocks. A ground EM geophysical survey was completed in April, 2009 which further defined airborne EM anomalies and provided 2.4 kilometres of untested conductor targets. No work was carried out in 2010.

Gartner Lake
An airborne high resolution magnetic survey was flown during the first quarter of 2007 to characterize the geology. The survey results, and those of the airborne EM surveys, were used to plan follow-up ground geophysical surveys which were completed in 2008 and identified several basement conductors to be drill-tested in a subsequent program.

A 2008/2009 winter drill program completed three holes totalling 2,058 metres to planned depth. All holes exhibited anomalous levels of boron, which is a pathfinder element. Two holes also displayed elevated values of nickel, arsenic, cobalt and vanadium. Ground EM surveys were completed in March, 2009 to better define conductors in the south west part of the property.

During the summer of 2009, seven holes were drilled to test the conductors identified by the ground surveys for a total of 1,604.4 metres on the Border Block, with six holes on the King property and one on the Gartner Lake property. Three of the holes intersected alteration, structure and graphitic horizons proximal to the unconformity. Anomalous uranium values were encountered in the basement rocks of the Gartner Lake property, a 20 metre interval of 6.1 -7.7ppm uranium at a depth of 190.0 -210.0 metres in DDH GL09-4.

In February and March 2010, another phase of drilling consisting of six holes totalling 1,784 metres was completed to test favourable uranium targets at or near the unconformity between the Athabasca sandstone rocks and the underlying basement rocks. About 30 metres of weak to moderate hematite-clay-chlorite-sericite alteration was observed in the top portion of the basement rocks from 2 holes (DDH GL-10-05 and -06) drilled on Grid H. In addition, anomalous uranium values were encountered in the basement rocks: an 80 metre interval of alternating felsic gneiss and granitoids with elevated uranium (4.3 -16.4 ppm) in drill hole GL-10-05 and a 30 metre interval of felsic gneiss with elevated uranium (7.0 -12.7 ppm) in DDH GL-10-06. The regional background uranium value is about 1.1 ppm and the anomalous threshold is about 3.2 ppm.

Keefe Lake
This property was acquired by staking in early 2007 and is located near Cameco’s McArthur River mine. An airborne EM survey was completed in 2008. No work was carried out in 2009 and the property was abandoned in 2010. Titan wrote-off $112,870 of capitalized costs related to this property.

Maybelle River
A high resolution magnetic airborne survey was flown during the first quarter of 2007 to characterize the geology of the basement rocks. The survey results, and those of the airborne EM surveys, were used to plan ground geophysical surveys which were completed in 2008. Several basement EM anomalies were identified.

Ground TDEM surveys completed in March 2009 further defined the anomalies identified by previous airborne surveys. Detailed ground SQUID TDEM and D.C. Resistivity surveys identified a good conductor and associated low resistivity anomaly prior to a planned drilling program. One hole MB-10-01A was completed to 309 m on this property in August 2010 to test this target. Assay results displayed anomalous uranium values in the Athabasca sandstone and basement rocks as well as anomalous levels of pathfinder elements boron, molybdenum, cobalt, arsenic, vanadium and lead.

Meanwell Lake
Five holes totalling 489 metres were completed in 2007 to test targets defined by ground and airborne EM conductors. Two were completed to planned depth and three of the holes were lost in overburden. No significant radioactivity was intersected. No work was done in 2008 or 2009. Resistivity and Max-Min surveys were completed in January 2010. The results of these surveys outlined several interesting targets for future follow-up.

R-Seven
Thirteen holes totalling 3,213 metres were drilled in 2007 to follow-up on results from the 2006 drilling program. Six of the holes were lost in unconsolidated sandstone or overburden. The completed holes intersected interesting alteration and structure which was observed in the sandstone rocks. Drill hole RS-07-14A displayed anomalous radioactivity in altered basement rocks. A one metre sample of the zone contained 105 ppm U3O8 . In 2007 and 2008, a resistivity survey was completed that defined several areas of low resistivity in the sandstone rocks. These areas may reflect alteration zones which are often associated with uranium mineralization in the Athabasca Basin.

No work was completed in 2009. A TDEM survey was completed in January 2010. Moving Loop Array surveys were completed in late April and D.C. Resistivity surveys were carried out and completed by the end of May 2010 over selected conductors identified by the TDEM surveys. Moving Loop Array Time Domain Electromagnetic (TDEM) surveys were successful in detecting multiple conductors in grid areas ML-1 and ML-2. As a follow-up to the high priority conductive targets, DC resistivity surveys were performed over a portion of the ML-2 grid area where a prominent resistivity anomaly was also located in association with two of the conductors. It has been interpreted that the resistivity anomaly in the lower sandstone rocks may represent the effects of hydrothermal alteration processes often associated with fault zones and unconformity-type uranium deposits. Follow-up drilling is recommended on the R-Seven project to test the high-potential targets identified in the 2010 geophysical exploration programs.

Some of the R-Seven claims were abandoned in 2010 to focus on higher priority claims as the cost of retaining the claims was determined to be higher than is justified in current market conditions. Capitalized costs of $877,596 were written off relating to the claims that were abandoned.

A fall-winter geophysical program commenced in November 2011, to be completed by the end of December 2011.

Sand Hill Lake
During 2007, two holes (180 metres) were drilled. One hole was lost in overburden, the other did not intersect significant radioactivity. Deep penetrating ground magnetotelluric surveys were carried out to test for basement conductors in the northern part of the property. Weak conductors were defined and interpreted to be hosted by the sandstone rocks.

In 2008, exploration consisted of 1,290 metres of drilling in seven holes. Extensive clay alteration was intersected in the sandstone rocks. Elevated uranium and boron values were observed. Vale agreed to accelerate expenditures and in late summer carried out soil and twig geochemical sampling over the prime target area. Several weakly anomalous areas were defined. Several areas on the property displayed anomalous uranium values in sediments sampled as part of a lake sediment survey.

Ground geophysical surveys were completed in late 2008 and defined several deep conductors. A drill program was completed in March and April, 2009 to test geophysical and geochemical anomalies along a regional graphitic horizon which exhibits structure, alteration and anomalous pathfinder geochemistry similar to that found in the vicinity of uranium deposits. Eight holes were completed for a total of 1,465 metres. Analytical results displayed weak to moderate uranium values (up to 2 ppm uranium over a background of 0.38 ppm uranium) in five of the eight holes and elevated values of pathfinder element boron (up to 1,100 ppm boron over a background of 60 ppm boron). Alteration assemblages consisting of illite and sudoite clay species were found in the sandstone rocks throughout the drilled area. The presence of these clays and elevated values of uranium and boron, in conjunction with the observed structure and graphitic basement rocks, are typical features seen in the vicinity of uranium deposits in the Athabasca Basin.

A second phase of drilling to further test the geophysical and geochemical anomalies along the regional graphitic horizon commenced in August and was completed in September 2009. Five holes were completed for a total of 1,330 metres. Elevated values of uranium, lead and boron were detected in the sandstone rocks where the unconformity in holes SH-09-26, SH-09-29, SH-09-30, while similar elevated values were observed in both the sandstone and basement rocks for holes SH-09-27 and SH-09-28.

Resistivity surveys carried out on the NE corner of the Sand Hill property in 2009 detected zones of low resistivity which are interpreted to have conductive basement lithology combined with potential chimney alteration associations. Some of the Sand Hill Lake claims were abandoned during 2010 to focus on higher priority claims. The cost of retaining the claims was determined to be higher than is justified in current market conditions. Capitalized costs of $269,538 were written-off relating to the claims that were abandoned.

Thorburn Lake
Ground EM geophysical surveys were completed in 2007 to further define an airborne EM conductor on the property. In 2008, four holes (1,573 metres) were drilled to test the conductor. All four holes intersected clay alteration and fractured, poorly consolidated sections of sandstone rocks. Hole TBN-08-02 intersected anomalous uranium (2.87 to 20.9 ppm) in the last 12 metres of sandstone rocks located above the unconformity. Hole TBN-08-04 intersected 0.057% uranium over 0.6 metres at the unconformity. The alteration observed in the basal sandstone rocks, and the bleaching and clay alteration in the basement rocks, combined with the anomalous uranium values and the uranium mineralization at the unconformity indicate the presence of a uranium mineralizing hydrothermal system. No work was carried out in 2009 or 2010.

On May 9, 2011, Titan announced that Titan’s 2011 exploration program is underway on the Thorburn Lake Project. The property is comprised of two contiguous mineral claims totalling 2802 hectares in the eastern portion of the Athabasca Basin. The planned program will consist of ground Direct Current (D.C.) Resistivity surveys followed by 2100 m of diamond drilling.

The planned geophysical program will consist of twenty-eight line kilometres of Pole-Dipole D.C. Resistivity surveys to search for alteration chimneys along Titan’s Thorburn Lake Electromagnetic (TDEM) conductive trend. The combination of TDEM and D.C. resistivity surveys are effective in detecting conductors and hydrothermal alteration anomalies, respectively. These features are typically found associated with fault zones and unconformity-type uranium deposits in the Athabasca Basin. The geophysical surveys will be used to target follow-up drilling of previous results along the Thorburn trend where a 15 metre basal sandstone section in hole TBN-08-04 returned 1.1 to 90.4 ppm uranium, and at the unconformity and assayed 487 ppm uranium (0.057%U3O8 ) over a 0.60 metre interval. (see August 07, 2008 press release). Strong bleaching and clay alteration observed in the basal sandstone, combined with anomalous uranium values and the low grade uranium mineralization at the unconformity are indicative of a mineralizing hydrothermal system.

The results of the D.C. Resistivity geophysical program completed at the end of June 2011, outlined several targets that are interpreted as alteration chimneys along and cross-cutting Titan’s Thorburn Lake Electromagnetic (TDEM) conductive trend. The combination of TDEM and D.C. resistivity surveys are effective in detecting conductors and hydrothermal alteration anomalies, respectively. These features are typically found associated with fault zones and unconformity-type uranium deposits in the Athabasca Basin.

The geophysical surveys will be used to target Titan’s follow-up drilling with 3500-4000 metres in 8-10 drill holes. This program follows-up on previous results along the Thorburn trend where a 15 metre basal sandstone section in hole TBN-08-04 returned 1.1 to 90.4 ppm uranium, and at the unconformity assayed 487 ppm uranium (0.057% U3O8) over a 0.60 metre interval. (see August 07, 2008 press release). Strong bleaching and clay alteration observed in the basal sandstone, combined with anomalous uranium values and the low grade uranium mineralization at the unconformity are indicative of a mineralizing hydrothermal system. This drill program has been completed, and results are pending.

Virgin Trend North
In 2007, three permits were converted to claims and eight additional claims were staked in 2007 and 2008 to bring the property to 153,029 hectares. An airborne Megatem electromagnetic-magnetic survey was completed in late 2007 and the results interpreted in early 2008. The survey located a deep conductor in the south part of the project, which may be caused by clay alteration.

Exploration carried out in 2008 included an airborne gravity gradient survey. In addition, a ground TDEM survey was conducted using JOGMEC’s state of the art, deep-penetrating Squitem system. Geophysical data was used to select a drill target along strike of Cameco’s Centennial deposit to the south.

A drill hole was started in February and completed in March, 2009 to a depth of 1,340.5 metres. Analytical results showed highly anomalous boron values (up to 2,320 ppm boron) from subcrop to 900 metres downhole and from 1,190 to 1,230 metres located above the unconformity. The analytical results also indicated the presence of illite and sudoite clay species throughout the sandstone rocks, generally in areas with the greatest boron concentration. Boron, illite and sudoite anomalies are typically part of the hydrothermal alteration systems associated with uranium mineralization.

During 2009, Titan decided to abandon most of the Virgin Trend property, with the exception of the southernmost claims where the drilling was conducted, due to the expense required to explore deep targets on this remote property.

South Fork
On July 31, 2009, Titan acquired a 25% working interest in the South Fork property through its merger with UPC. Titan had an option to earn an additional 7.5% working interest in the property by spending an additional $1,000,000 on exploration activities by January 25, 2011. No work was carried out in 2010, nor in 2011.

Titan has an option to acquire a 50% undivided interest in the mineral claims and leases in the Athabasca Basin (Dufferin Lake) in Saskatchewan pursuant to a mineral claim option agreement dated August 5, 2011 between Eagle Trail Properties Inc. (“Eagle”), Rainmaker Mining Corp. (“Rainmaker”) and Titan. To maintain the option, Titan must incur expenditures of at least $175,000 on or before October 30, 2012, at least $175,000 on or before October 30, 2013 and $150,000 on or before October 30, 2014 unless the agreement is terminated. Titan, as optionee, is the operator of the work programs and may charge the optionors up to 10% fee of all expenditures paid by optionee. The option interest is earned on or before October 30, 2014 if Titan has made all payments and incurred all necessary expenditures. Any interest earned to be governed by the joint venture agreement which is to be negotiated at a later date. Titan must pay a net smelter royalty upon commercial production to Eagle and Rainmaker.

Canadian Asset Sale

The Combination Agreement provides that a condition precedent to the completion of the Arrangement is that Titan shall have completed the sale of all or substantially all of its Canadian assets on terms acceptable to EFI (the “Canadian Asset Sale”). Titan has signed a letter of intent dated January 4, 2012 with Mega providing for the sale of substantially all of Titan’s Canadian assets to Mega in exchange for 10,000,000 common shares of Mega, which would represent approximately 3.7% of Meta’s then outstanding common shares (based on the current outstanding shares of Mega). Mega is a uranium exploration company listed on the TSX under the symbol MGA. Additional information concerning Mega can be found on SEDAR at www.sedar.com, and on Mega’s website at www.megauranium.com. The weighted average trading price of Mega’s common shares for the 20 trading days ended January 9, 2012 was $0.203 per share. The letter of intent contains a number of conditions precedent to completion of the Canadian Asset Sale, including satisfactory completion of a due diligence review by Mega and execution of a definitive agreement providing for the Canadian Asset Sale. There is no assurance that the Canadian Asset Sale will be completed on the terms set out in the letter of intent, or at all. The condition precedent requiring completion of the Canadian Asset Sale is in favour of EFI, and may be waived by EFI, in its discretion.

Capitalization of Titan

If the Acquisition is completed, EFI will acquire all of the issued and outstanding Titan Common Shares and Titan will become a wholly-owned subsidiary of EFI. In addition, Titan Warrants will become exercisable to purchase EFI Common Shares pursuant to the Share Exchange Ratio and the terms of the Titan Warrant. Titan Options will expire the day immediately preceding the Effective Date.

The Titan Common Shares trade on the TSX-V under the symbol “TUE” and on the FSE under the symbol “T4X”. As of the date of this Circular, Titan has the following securities outstanding:

Type of Security	Issued and Outstanding
Titan Common Shares	129,787,967
Titan Options	6,481,000
	•	1,917,500 exercisable at $0.265 per share expiring September 8, 2012
	•	1,413,500 exercisable at $0.15 per share expiring July 29, 2013
	•	3,150,000 exercisable at $0.59 per share expiring January 25, 2016
Titan Warrants	20,652,191
	•	16,576,630 warrants exercisable for one common share at $0.45 expiring November 30, 2012
	•	2,186,361 exercisable for one common share at $0.50 expiring November 30, 2012
	•	1,299,106 exercisable for one unit consisting of one common share and one warrant at $0.30 expiring November 30, 2012; the underlying warrants included in the units are each exercisable for one common share at $0.45 expiring November 30, 2012

Type of Security	Issued and Outstanding

	•	500,000 exercisable for one common share at $0.21 expiring August 3, 2013
	•	90,094 exercisable for one common share at $0.45 expiring November 30, 2012

Interest of Certain Persons in the Acquisition

Titan’s directors and senior management may have certain interests in connection with the Acquisition that may present them with actual or potential conflicts of interest.

It is a covenant of Titan pursuant to the Combination Agreement that the Titan Board will have exercised the acceleration of the expiry date provision under the Titan Option Plan. Pursuant to this provision and the Combination Agreement, the Titan Board will declare that the expiry date for the exercise of all unexercised Titan Options granted under the Titan Option Plan accelerated to allow for all Titan Options to be exercised prior to the Effective Date. All unexercised Titan Options will expire on the business day immediately preceding the Effective Date. Titan Warrants exercised after the Effective Date will be exercisable for EFI Warrants, adjusted in accordance with their terms and as necessary to account for the Share Exchange Ratio.

Directors

Members of the Titan Board (other than directors who are also executive officers) hold, in the aggregate, directly or indirectly, 6,515,720 Titan Common Shares, representing approximately 5.0% of the Titan Common Shares outstanding as of December 31, 2011. Members of the Titan Board (other than directors who are also executive officers) hold, in the aggregate, directly or indirectly, 1,900,000 Titan Options and 1,950,000 Titan Warrants, representing approximately 29.3% of the Titan Options and 9.4% of the Titan Warrants outstanding, respectively, as of December 31, 2011. All of the Titan Common Shares, Titan Options and Titan Warrants held by the members of the Titan Board will be treated in the same fashion under the Plan of Arrangement as Titan Common Shares, Titan Options and Titan Warrants held by every other Titan Shareholder, Titan Optionholder and Titan Warrantholder.

Executive Officers

The current responsibility for the general management of Titan is held and discharged by a group of five executive officers, led by Chris Healey, the President and CEO of Titan. The executive officers of Titan and their holdings of Titan Common Shares and Titan Options as of December 31, 2011 are as follows:

Name/Position	Titan Common Shares Held	Titan Stock Options Held	Titan Warrants Held
Chris Healey President and CEO	0	1,450,000	0
Rahoul Sharan CFO	410,146	950,000	250,000
Bev Funston Corporate Secretary	0	110,000	0
Greg Adams Vice President Development	150,000	350,000	0
Rod Koch Vice President Exploration	0	200,000	0

The executive officers of Titan, in the aggregate, directly or indirectly, hold 560,146 Titan Common Shares representing approximately 0.4% of the Titan Shares outstanding as of December 31, 2011. The executive officers of Titan, in the aggregate, directly or indirectly, hold 3,060,000 Titan Options and 250,000 Titan Warrants representing approximately 47.2% of the Titan Options and 1.2% of the Titan Warrants, outstanding, respectively, as of December 31, 2011.

All of the Titan Common Shares, Titan Options and Titan Warrants held by the executive officers of Titan will be treated in the same fashion under the Plan of Arrangement as Titan Common Shares, Titan Options and Titan Warrants held by every other Titan Shareholder, Titan Optionholder and Titan Warrantholder.

Termination Provisions under Consulting Contracts

The following officers and employees of Titan are party to written consulting agreements, which provide for varying time periods relating to notices of termination: Chris Healey, Rahoul Sharan, Jevin Werbes, Gregory Adams and Jamie Wilson. The agreements for Mr. Healey, Mr. Sharan and Mr. Werbes require the initial twelve month period of the contract to have expired before the contract can be terminated. The agreements for Mr. Adams and Ms. Wilson can be terminated at any time including before the expiry of the initial period of the agreement.

Pursuant to the consulting agreement dated January 1, 2011 between Titan and Healex Consulting Ltd. (“Healex”), Titan has contracted with Healex for Chris Healey to provide services to Titan as President and CEO. The term of this contract is for an initial period of twelve months from January 1, 2011 up to December 31, 2011. The agreement may be terminated by Titan for cause and without notice for breach of the agreement, misconduct or neglect of duties, bankruptcy, incompetence and/or criminal conviction, or for any reason upon twelve months’ notice after the expiry of the initial term. Titan must pay Healex for work performed and reasonable expenses incurred during the notice period up to the date of termination.

Pursuant to the consulting agreement dated April 1, 2011 between Titan and KJN Management Ltd. (“KJN”), Titan has contracted with KJN for Rahoul Sharan to provide services to Titan as Chief Financial Officer. The term of this contract is for an initial period of twelve months from April 1, 2011 until March 31, 2012. The agreement may be terminated by Titan for cause and without notice in the event of certain circumstances including breach of the agreement, misconduct or neglect of duties, bankruptcy, incompetence and/or criminal conviction, or for any reason upon twelve months’ notice after the expiry of the initial term. Titan must pay KJN for work performed and reasonable expenses incurred during the notice period up to the date of termination.

Pursuant to the consulting agreement dated January 1, 2011 between Titan and Calico Management Ltd. (“Calico”), Titan has contracted with Calico for Jevin Werbes to provide services to Titan as Investment Relations Manager. The term of this contract is for an initial period of twelve months from January 1, 2011 until December 31, 2011. The agreement may be terminated by Titan for cause and without notice in the event of certain circumstances including breach of the agreement, misconduct or neglect of duties, bankruptcy, incompetence and/or criminal conviction, or for any reason upon six months’ notice after the expiry of the initial term. Titan must pay Calico for work performed and reasonable expenses incurred during the notice period up to the date of termination.

Pursuant to the consulting agreement dated January 1, 2011 between Titan USA and Adams Consulting, Inc. (“ACI”), Titan USA has contracted with ACI for Gregory Adams to provide services to Titan USA as Vice President Development. The initial term is a period of twelve months from January 1, 2011 until December 31, 2011. Titan USA may terminate the agreement without notice at any time in the event of a breach of the agreement, misconduct or neglect in the discharge of duties, bankruptcy, incompetence and/or criminal conviction, or for any reason upon twelve months’ written notice. Titan USA is liable to pay ACI for all work undertaken and reasonable expenses incurred up to the effective date of termination.

Pursuant to the consulting agreement dated January 1, 2011 between Titan USA and Geologic Consulting, Inc. (“Geologic”), Titan USA has contracted with Geologic for Jamie Wilson to provide geological consulting services to Titan USA. The initial term of the agreement is for a period of twelve months commencing January 1, 2011. Titan USA may terminate the agreement without notice at any time in the event of a breach of the agreement, misconduct or neglect in the discharge of duties, bankruptcy, incompetency and/or criminal conviction, or for any reason by giving four months written notice. Upon termination, Titan USA is responsible for paying Geologic for all work performed and appropriate expenses incurred by Ms. Wilson up to the effective date of termination.

Change of Control Provision under Employment Agreement

Pursuant to an executive employment agreement dated January 1, 2010 between Titan and Rod Koch, Titan hired Koch to be Vice President Exploration for compensation of $12,500 per month. Upon a change of control, Koch may treat his agreement as terminated without cause. Titan is then obligated to provide Koch with a severance payment in lieu of notice. The severance payment consists of Koch’s full salary through to date of termination plus an amount equal to the amount of an award payable but not yet paid to Koch, in lieu of further salary for periods subsequent to the date of termination, an amount which shall be equal to the salary which would otherwise have been payable to Koch for twelve months following the date of termination plus any remaining options shall vest and expiring in accordance with the corporation’s option plan. If the Canadian Asset Sale is completed to Mega as described above under “Acquisition of Titan – Canadian Asset Sale”, it is anticipated that Mr. Koch will be employed by Mega.

Material Contracts

The following are a summary of the material contracts of Titan.

(a)

Loan agreements dated October 27, 2011 and December 8, 2011 pursuant to which Pinetree Resource Partnership has advanced an aggregate of $800,000 to Titan. The loan accrues interest at a rate of 5% per annum calculated monthly not in advance. The loan is due on the earlier of (i) the completion of an equity financing of EFI following the Acquisition of Titan or (ii) January 31, 2013.

(b)	The Bridge Loan Agreement. See discussion above under “Acquisition of Titan – Material Agreements Relating to the Acquisition”

(c)

Pursuant to the Sheep Mountain acquisition documents, Titan is required to make residual payments to Uranium One based on the month end spot price of uranium. See discussion above under “Information about Titan - Overview and Corporate Structure – History”.

(d)

Some of Titan’s Wyoming property is subject to the mining lease dated November 20, 1975 between McIntosh Cattle Company and Western Nuclear for 640 acres located in Fremont Wyoming. The lease grants the lessee mineral rights in exchange for royalty payments of 7.5% of mined value of all ores in raw, crude form.

(e)

Titan has the benefit of the State of Wyoming Uranium Mining lease dated January 2, 2004 between the state of Wyoming and U.S. Energy Corporation (“USEC”) and Crested Corp. (“CC”) lease with respect to 640 acres in Fremont Wyoming effective until January 1, 2014 pursuant to an assignment from USEC and CC to Uranium One on July 2, 2007 and then an assignment dated October 1, 2009 from Uranium One to UPC Uranium (USA), Inc. on November 12, 2009. UPC Uranium (USA), Inc. then changed its name to Titan Uranium USA Inc.

INFORMATION ABOUT EFI AFTER GIVING EFFECT TO THE ACQUISITION

General

On completion of the Acquisition, Titan will become a wholly-owned subsidiary of EFI. EFI will continue to be a corporation governed by the laws of Ontario and the EFI Common Shares will continue to trade on the TSX under the symbol “EFR”. Titan Common Shares will have been delisted from the TSX-V and the FSE.

Head Office
On completion of the Arrangement, EFI’s registered office will remain at 2 Toronto Street, Suite 500, Toronto, Ontario M5C 2B6.

Transfer Agent and Auditor
On completion of the Arrangement, EFI’s transfer agent will continue to be CIBC Mellon Trust Company and the auditor will continue to be KPMG LLP.

Directors and Officers
On completion of the Plan of Arrangement, Titan will be entitled to nominate three persons to the EFI Board. Titan’s nominees to the EFI Board are Sheldon Inwentash, Richard Patricio and Larry Goldberg. EFI intends to increase the size of the EFI Board to eight (8) directors. It is expected that upon completion of the Arrangement, two of the EFI Nominees, Robert J. Leinster and Douglas McIntosh, will resign to allow for Titan’s three nominees to join the EFI Board. After giving effect to such changes, the EFI Board would consist of Stephen P. Antony, J. Birks Bovaird, Paul A. Carroll, Mark E. Goodman, Bruce D. Hansen, Larry Goldberg, Sheldon Inwentash and Richard Patricio.

Messrs. Antony, Bovaird, Carroll, Goodman and Hansen are currently directors of the Corporation. The following is a summary of the employment history for the preceding five years for each of the Titan Nominees:

Sheldon Inwentash is currently the Chairman and a director of Titan. Since 1992, Mr. Inwentash has been the Chairman and Chief Executive Officer of Pinetree Capital Ltd., a Canadian investment company with a large portfolio of investments, primarily in the junior resource and energy sectors. Mr. Inwentash is a Chartered Accountant, and is a director and/or officer of the following public companies: Adira Energy Ltd., Brownstone Energy Inc., Mega Uranium Ltd, Pinetree Capital Ltd., Terreno Resources Corp., U3O8 Corp. and X-Terra Resources Corp.

Richard Patricio is currently a director of Titan. Since 2005, Mr. Patricio has been the Executive Vice President, Corporate Affairs for Mega Uranium Ltd., a TSX listed uranium company. Prior to joining Mega Uranium, Mr. Patricio practiced law at a law firm in Toronto and worked as in-house General Counsel for a senior TSX listed company. Mr. Patricio is a lawyer qualified to practice law in the Province of Ontario, and is a director and/or officer of the following public companies: Mega Precious Metals Inc., X-Terra Resources Corporation, Dejour Enterprises Ltd., Mooncor Oil & Gas Corp., U3O8 Corp., and Terreno Resources Corp.

Larry Goldberg is a Chartered Accountant. From August 2010 to September 2011 Mr. Goldberg was the Chief Financial Officer of ZENN Motor Company Inc., a TSX-V listed energy storage technology company. From February 2000 to August 2010, Mr. Goldberg was the Executive Vice-President and Chief Financial Officer of Pinetree Capital Ltd., a Canadian investment company listed on the TSX. In addition, from March 2004 to August 2011 Mr. Goldberg was the Chief Financial Officer of Mega Uranium Ltd., a uranium exploration company listed on the TSX, and from May 2004 to December 2009 Mr. Goldberg was the Chief Financial Officer of Brownstone Ventures Inc. (now called Brownstone Energy Inc.), an energy company listed on the TSX.

On completion of the Arrangement, the officers of EFI will consist of Stephen P. Antony, President and Chief Executive Officer, Jeffrey Vigil, Chief Financial Officer and Gary Steele, Senior Vice President -Corporate Marketing and Secretary.

Business of EFI Post-Arrangement

Upon completion of the Arrangement, EFI will continue to hold its rights to the Whirlwind Mine, located in Mesa County, Colorado and Grand County, Utah, the Energy Queen Mine, located in San Juan County, Utah, the San Rafael Project, located in Emery County, Utah and the Sage Plan Project, located in San Juan County, Utah and San Miguel County, Colorado. In addition, EFI will hold, through its wholly-owned subsidiary Titan, the rights to the Sheep Mountain Property. For more information about Sheep Mountain, please see “Information About Titan – Material Mineral Properties – Sheep Mountain”.

Corporate Structure Following the Completion of the Plan of Arrangement

The following chart shows the proposed inter-corporate relationships among EFI, and its material subsidiaries including Titan, after completion of the Plan of Arrangement.

Pro Forma Financial Information

Attached as Schedule D to this Circular is the unaudited pro forma consolidated financial information for EFI after giving effect to the Acquisition and is based on the assumptions described in the respective notes to EFI’s unaudited pro forma condensed consolidated financial statements as at and for the year ended September 30, 2011. The unaudited pro forma consolidated balance sheet has been prepared based on the assumption that, among other things, the Arrangement was completed as of September 30, 2011.

The unaudited pro forma consolidated financial statements do not purport to project EFI’s consolidated financial position or results of operations for any future period. The unaudited pro forma consolidated financial statements are based on certain assumptions and adjustments. The selected unaudited pro forma consolidated financial information set out below should be read in conjunction with the description of the Acquisition contained in this Circular, the unaudited pro forma condensed consolidated financial statements attached to this Circular as Schedule D, the audited consolidated financial statements of Titan attached to this Circular as Schedule E and the audited consolidated financial statements of EFI available under EFI’s profile on SEDAR at www.sedar.com.

Authorized and Issued Share Capital

The authorized share capital of EFI will remain unchanged as a result of the completion of the Arrangement.

The following table sets out the shareholding of EFI before and after giving effect to the Acquisition, (assuming that no Titan Options are exercised prior to the Effective Date1):

		Percentage of	Percentage of
	Number of EFI	Non-Diluted	Fully-Diluted
	Common Shares	Share Capital	Share Capital
EFI Common Shares outstanding pre- Arrangement	123,999,665	58.42%	50.22%
EFI Common Shares issued to Titan Shareholders under the Arrangement (based on 129,787,967 Titan Shares being outstanding)	88,255,818	41.58%	35.74%

Non-Diluted Total:	212,255,483	100.00%	86.27%

EFI Common Shares issuable pursuant to existing EFI Options	6,070,000	-	2.46%
EFI Common Shares issuable pursuant to Magnum Replacement Options	550,300	-	0.22%
EFI Common Shares issuable pursuant to existing EFI Warrants	13,110,000	-	5.31%
Issuable on exercise of existing Titan Warrants[2]	14,926,881	-	6.05%

Shares Reserved for Issuance:	34,657,181	-	14.03%

Fully-Diluted Total:	246,912,664	-	100.00%

1. An aggregate of 6,481,000 Titan Options are currently outstanding, as described above under “Information About Titan – Capitalization of Titan”. Under the terms of the Arrangement, all Titan Options shall expire on the business day preceding the Effective Date. If all 6,481,000 Titan Options are exercised prior to the Effective Date, an additional 4,407,080 EFI Common Shares would be issuable pursuant to the Arrangement.

2. There are currently 20,652,191 Titan Warrants outstanding, plus an additional 1,299,106 Titan Warrants which are issuable upon exercise of currently outstanding Titan Warrants. EFI Common Shares would be issuable upon exercise of Titan Warrants as follows:

(a)	up to 12,216,764 EFI Common Shares would be issuable at $0.662 until November 30, 2012;

(b)	up to 1,486,725 EFI Common Shares would be issuable at $0.735 until November 30, 2012; and

(c)	up to 883,392 EFI Common Shares would be issuable at $0.441 until November 30, 2012;

(d)	up to 340,000 EFI Common Shares would be issuable at $0.309 until August 3, 2013.

Principal Holders of Common Shares

After giving effect to the Acquisition, to the best of the knowledge of the directors and executive officers of EFI, only Dundee Resources Limited will beneficially own, directly or indirectly, or exercise control or direction over, more than 10% of the then issued and outstanding common shares of EFI.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

EFI has a Governance, Compensation & Nominating Committee (the “Governance Committee”), which is made up of three directors, being Bruce D. Hansen, Douglas McIntosh and Mark E. Goodman, each of whom is independent. Mr. Hansen has direct educational and work experience that is relevant to his responsibilities in executive compensation. The Governance Committee has been delegated the task of reviewing the performance of EFI’s management and advisors from time to time, and recommending compensation awards or adjustments. The ultimate decision on these issues rests with the EFI Board, taking into consideration the Governance Committee’s recommendations, corporate and individual performance, and industry standards. The experience of EFI Board and committee members who are also involved as management of, or EFI Board members or advisors to, other companies also informs decisions concerning compensation; however no formal objectives, criteria or analysis is used.

Objectives of the Compensation Program
The objectives of EFI’s compensation programs are to attract and retain the best possible executives and to motivate the executives to achieve goals consistent with EFI’s business strategy.

Elements of Compensation
The compensation practices are flexible, entrepreneurial and geared to meeting the requirements of the individual and hence securing the best possible talent to manage EFI. During 2011 there were three key elements used to compensate the Named Executive Officers (“NEO”), consisting of: (i) base salary, (ii) bonuses, and (iii) long-term incentives in the form of stock options.

Determination of Compensation
1. Base Salaries - Base compensation for the NEOs is generally fixed by the Governance Committee at its regularly scheduled meeting in December of each year for the following year. Increases or decreases in base salary or consulting fees on a year-over-year basis are dependent on the Governance Committee's assessment of the performance of EFI overall, EFI's projects and the particular individual’s contributions. The Governance Committee is free to set salary at any level it deems appropriate. In fixing salaries, the Governance Committee is generally mindful of its overall goal to keep cash compensation for its executive officers within the range of cash compensation paid by companies of similar size and industry.

2. Bonuses - Along with the establishment of competitive base salaries and long-term incentives, one of the objectives of the executive compensation strategy is to encourage and recognize strong levels of performance by linking achievement by EFI of such specific objectives and the overall performance of the NEO, and in particular the contribution of the NEO, to the objective of maximizing value for EFI’s shareholders, as determined in the sole discretion of the EFI Board with input from the CEO of EFI. The bonus in respect of each financial year of EFI may be paid in one or more instalments, as determined by the EFI Board or as mutually agreed between EFI and the NEO. Target bonus awards in the financial year ended September 30, 2011 were 25% of base salary based on objective measures and individual performance as described under “Performance Goals”.

3. Long-Term Incentives - Stock Options - EFI relies on the grant of stock options to align management’s interest with shareholder value. Grant ranges are established independently each time grants of stock options are made to provide competitive long-term incentive value, with significant recognition of contribution and potential of the individual. The options have a 5 year term and at an exercise price not to exceed the closing price of EFI Common Shares on the TSX for the trading day prior to the date of grant. For more information on EFI’s Option Plan see “Securities Authorized for Issuance under Equity Compensation Plans”.

When determining the number of stock options to be granted to an executive officer, the Governance Committee takes into account the number and terms of EFI Options previously granted to the executive officer. The Governance Committee considers option compensation granted by similar companies to executives with similar responsibilities, comparing such option grants on the basis of the percentage they represent of total shares outstanding rather than the absolute number of such options. In December 2011, EFI commissioned a compensation survey which analyzed the overall compensation of NEO’s (including option compensation). The survey focused on a subset of companies with market capitalizations between $15 million and $150 million, including nine uranium companies and eighteen companies drawn from the pool of junior/emerging gold, silver, copper and other metal mining companies. Options granted to NEOs are made subject to specific vesting requirements which may include vesting over a particular period.

Performance Goals

Performance goals of the NEO apply in determining base salary increases, bonus awards, and the number of stock option awards. These goals are subjective and, therefore, subject to discretion by the Governance Committee and the EFI Board.

(a)	President and Chief Executive Officer (“CEO”)
	(i)	Implement the strategic goals and objectives of EFI.
	(ii)	Assist in enabling the EFI Board to fulfill governance responsibilities.
	(iii)	Provide direction and leadership toward the achievement of EFI’s philosophy, mission, strategy and annual goals and objectives.
	(iv)	Raise and maintain EFI’s profile within the investment community.
	(v)	Assume full responsibility for the day to day operations of EFI.
	(vi)	Implement day to day operations of EFI, including evaluating, acquiring and developing properties, projects and professional talent.
	(vii)	Assure adequate funding exists to carry on business plan as approved by the EFI Board.

(b)	Chief Financial Officer (“CFO”)
	(i)	Ensure that EFI’s financial reporting is timely and in compliance with Canadian GAAP and all regulatory rules and regulations.
	(ii)	Ensure that EFI has adequate internal controls to ensure proper custodial safekeeping of EFI’s assets and timely and accurate reporting of EFI’s business activities.
	(iii)	Assist in enabling the EFI Board to fulfill governance responsibilities.
	(iv)	Work with CEO to assure adequate funding to support goals & objectives of the Corporation.

(c)	Senior Vice President and Corporate Secretary(“SVP”)
	(i)	Perform all duties and requirements of the Corporation’s EFI Corporate Secretary.
	(ii)	Provide all Investor Relations activities for the Corporation, including developing multiple investor contacts within the industry.

(iii)	Serve as the Chief Marketing and Sales representative for EFI’s principal products (uranium and vanadium) and develop strong customer base.
(iv)	Promote EFI image as a reliable supplier to the nuclear power industry.
(v)	Oversee and monitor international business development opportunities for EFI.

The Governance Committee considers the implications of risks associated with compensation policies and practices by working closely with the CEO. The CEO is tasked with assuring fair and competitive practices are followed regarding employee compensation at all levels of the company.

Change of Control
The events that trigger payment to a NEO on account of a change of control are negotiated and documented in each employment contract or letter of understanding. These benefits attempt to balance the protection of the employee upon a change of control with the preservation of the executive base in the event such a change of control occurs. As noted below under the heading “Termination and Change of Control Benefits”, there are certain circumstances that trigger payment, vesting of stock options, or the provision of other benefits to a NEO upon termination and change of control.

Performance Graph
The following graph compares the total cumulative shareholder return for $100 invested in EFI Common Shares on September 30, 2006 with the total return of the S&P/TSX Composite GIC (Diversified Metals and Mining) Index for the five most recently completed financial years (assuming reinvestment of dividends). EFI Common Shares are listed for trading on the TSX under the symbol “EFR”. Prior to March 19, 2007, the EFI Common Shares were listed and traded on the TSX Venture Exchange.

	2006	2007	2008	2009	2010	2011
Energy Fuels Inc.	$1.71	$1.72	$0.475	$0.35	$0.36	$0.25
Value of $100 Investment	$100.00	$100.58	$27.78	$20.47	$21.05	$14.62
S&P/TSX Composite GICS (Diversified Metals & Mining)	4,869.07	7,981.94	4,824.87	7,649.65	10,117.50	7,485.06
Value of $100 Investment	$100.00	$163.93	$99.09	$157.11	$207.79	$153.73

EFI’s compensation to executive officers has generally increased during the five most recently completed financial years. The total cumulative shareholder return for an investment in EFI Common Shares has exhibited the same trend. Executive compensation has also increased due to the competition among organizations operating in the natural resources sector to attract and retain the best possible executives.

Option Based awards
The EFI Option Plan has been and will be used to provide share purchase options which are granted in consideration of the level of responsibility of the executive as well as his or her impact or contribution to the longer-term operating performance of EFI. In determining the number of options to be granted to the executive officers, the EFI Board takes into account the number of options, if any, previously granted to each executive officer, and the exercise price of any outstanding options to ensure that such grants are in accordance with the policies of the TSX, and closely align the interests of the executive officers with the interests of shareholders.

The Governance Committee has the responsibility to administer the compensation policies related to the executive management of EFI, including option-based awards.

Summary Compensation Table

During the fiscal year ended September 30, 2011, EFI had three NEOs, as defined in Form 51-102F6 of NI 51-102, namely the President and CEO, the CFO, and the Senior Vice President - Corporate Marketing & Secretary. The following table sets forth the compensation awarded, paid to or earned by the NEOs of EFI for the fiscal years ended September 30, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary ($)(1)	Share- Based Awards ($)	Option- Based Awards ($)(2)	Non-Equity Incentive Plan Compensation ($)		Pension Value ($)	All Other Compensation ($)	Total Compensation ($)
					Annual Incentive Plans	Long- Term Incentive Plans
Stephen P. Antony, President & CEO	2011 2010 2009	269,715 233,357 214,440	Nil Nil Nil	114,600 76,135 22,850	103,890 Nil 107,220	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	488,205 309,492 344,510
Jeffrey L. Vigil, CFO	2011 2010 2009	164,945 154,018 69,479	Nil Nil Nil	45,840 12,392 27,190	36,362 Nil Nil	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	247,147 166,410 96,669
Gary R. Steele, Sr. VP -Corporate Marketing & Secretary	2011 2010 2009	142,648 111,258 88,737	Nil Nil Nil	45,840 12,392 27,190	23,895 Nil 5,361	Nil Nil Nil	Nil Nil Nil	Nil Nil Nil	212,383 123,650 121,288

(1)

As Messrs Antony, Vigil and Steele are non-residents of Canada; their compensation is paid in US dollars. The amounts relating to their compensation have been converted from US dollars to Canadian dollars at the following exchange rates:

	(a)	$1 (US) to $1.0389 (Cdn); nominal noon rate of exchange on September 30, 2011.
	(b)	$1 (US) to $1.0298 (Cdn); nominal noon rate of exchange on September 30, 2010.
	(c)	$1 (US) to $1.0722 (Cdn); nominal noon rate of exchange on September 30, 2009.

(2)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of these options, see “Note 7 – Capital Stock” to EFI’s financial statements for the fiscal year ended September 30, 2011.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each NEO and their value at September 30, 2011 based on the last trade of EFI Common Shares on the TSX prior to the close of business on September 30, 2011 of $0.25.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options ($)	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In- the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested (#)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)
Stephen P. Antony	200,000 100,000 150,000 300,000 300,000	2.25 0.35 0.35 0.20 0.51	1/8/2013 2/4/2014 10/22/2014 7/13/2015 4/13/2016	Nil Nil Nil 15,000 Nil	Nil Nil Nil Nil Nil	Nil Nil Nil Nil Nil
Jeffrey L. Vigil	100,000 100,000 120,000	0.35 0.20 0.51	7/17/2014 7/13/2015 4/13/2016	Nil 5,000 Nil	Nil Nil Nil	Nil Nil Nil
Gary Steele	100,000 100,000 120,000	0.35 0.20 0.51	7/17/2014 7/13/2015 4/13/2016	Nil 5,000 Nil	Nil Nil Nil	Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
Stephen P. Antony	127,575	Nil	Nil
Jeffrey L. Vigil	49,970	Nil	Nil
Gary Steele	49,970	Nil	Nil

Pension Plan Benefits

EFI does not provide defined pension plan benefits to its directors or officers.

Termination and Change of Control Benefits

EFI has an executive employment agreement with Stephen P. Antony and letters of understanding and change of control with Jeffrey L. Vigil and Gary R. Steele.

In the event of the termination of Mr. Antony’s employment without cause or upon a change of control of EFI, Mr. Antony will be entitled to receive all outstanding base salary and vacation accrued to date of termination and a lump sum payment equal to two and one-half times his base salary, plus two and one-half times the amount of his highest annual performance bonus paid for any fiscal year beginning October 1, 2007. In the event of death or disability, Mr. Antony is entitled to receive all outstanding base salary and vacation accrued. The effective term of this employment agreement is April 1, 2010 through March 31, 2013.

The estimated additional payment to Mr. Antony in the case of termination without cause, or upon a change of control, assuming that the triggering event took place on the last business day of EFI’s most recently completed financial year, is $1,298,625 (based on an exchange rate of US$1.00 to Cdn$1.0389 as of September 30, 2011).

Pursuant to Letters of Understanding and Change of Control Provisions between EFI and each of Jeffrey L. Vigil and Gary R. Steele, each dated as of March 31, 2011, in the event of a change of control, Mr. Vigil and Mr. Steele may elect to terminate their employment with EFI unilaterally within thirty days of the occurrence of the change of control. If their employment is so terminated, EFI will pay them all outstanding base salary and vacation pay accrued to the effective date of termination and will provide a lump sum payment equal to one and one-half times their base salary plus one and one-half times the amount of the highest annual performance bonus paid to that individual.

Director Compensation

Director Compensation Table
EFI's policy with respect to directors' compensation was developed by the Governance Committee. The following table sets forth the compensation awarded, paid to or earned by the directors of EFI during the most recently completed fiscal year ended September 30, 2011. Directors of EFI who are also officers or employees of EFI are not compensated for service on the EFI Board, therefore no fees are payable to Stephen P. Antony for his service as a director of EFI.

Name	Fees Earned ($)	Share- Based Awards ($)	Option- Based Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)	Pension Value ($)	All Other Compensation ($)	Total ($)
J. Birks Bovaird	44,000	Nil	38,200	Nil	Nil	Nil	82,200
Paul A. Carroll	13,500	Nil	76,400	Nil	Nil	Nil	89,900
Mark E. Goodman	15,750	Nil	38,200	Nil	Nil	Nil	53,950
Bruce D. Hansen	18,750	Nil	38,200	Nil	Nil	Nil	56,950
Robert J. Leinster	31,000	Nil	38,200	Nil	Nil	Nil	69,200
Douglas McIntosh	11,250	Nil	38,200	Nil	Nil	Nil	49,450

(1)

The fair value of each option award granted at the time of the grant was calculated using the Black-Scholes option-pricing model. For the assumptions made in calculating the fair value of options, see “Note 7 – Capital Stock” to EFI’s financial statements for the fiscal year ended September 30, 2011.

Retainer and Meeting Fees
EFI’s director compensation program is designed to enable EFI to attract and retain highly qualified individuals to serve as directors. In fiscal 2011, directors’ compensation, which is paid only to non-employee directors, consisted of:

  quarterly retainer for the Chairman of the EFI Board of $8,000;
  quarterly retainer for the audit committee chairperson of $4,000 and additional quarterly retainer for other committee chairpersons of $1,500;
  board meeting fee of $1,500 per meeting if attended in person or telephonically;
  Audit and Compensation Committee meeting fees of $750 per meeting if attended in person or telephonically;
  annual board meeting fee of $1,500 per meeting if attended in person or telephonically; and
  reimbursement of related travel and out-of-pocket expenses.

Incentive Plan Awards

The table below shows the number of stock options outstanding for each director and their value at September 30, 2011 based on the last trade of the EFI Common Shares on the TSX prior to the close of business on September 30, 2011 of $0.25.

Outstanding Share-Based Awards and Option-Based Awards

Name	Option-Based Awards				Share-Based Awards
	Number of Securities Underlying Unexercised Options	Option Exercise Price ($)	Option Expiration Date	Value of Unexercised In-the-Money Options ($)	Number of Shares or Units of Shares that Have Not Vested ($)	Market or Payout Value of Share- Based Awards that Have Not Vested ($)
J. Birks Bovaird (Chairman)	100,000 100,000 150,000 100,000	2.25 0.35 0.30 0.51	1/8/2013 2/4/2014 8/5/2015 4/16/2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Paul A. Carroll	150,000 200,000	0.30 0.51	8/5/2015 4/16/2016	Nil Nil	Nil Nil	Nil Nil
Mark E. Goodman	150,000 100,000	0.30 0.51	8/5/2015 4/16/2016	Nil Nil	Nil Nil	Nil Nil
Bruce D. Hansen	100,000 100,000 150,000 100,000	2.25 035 0.30 0.51	1/8/2013 2/4/2914 8/5/2015 4/16/2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Robert J. Leinster	100,000 100,000 150,000 100,000	2.25 0.35 0.30 0.51	1/8/2013 2/4/2014 8/5/2015 4/16/2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil
Douglas McIntosh	100,000 100,000 150,000 100,000	2.25 0.35 0.30 0.51	1/8/2013 2/4/2014 8/5/2015 4/16/2016	Nil Nil Nil Nil	Nil Nil Nil Nil	Nil Nil Nil Nil

Incentive Plan Awards – Value Vested or Earned During the Year

Name	Option-Based Awards – Value Vested During the Year ($)	Share-Based Awards – Value Vested During the Year ($)	Non-Equity Incentive Plan Compensation – Value Earned During the Year ($)
J. Birks Bovaird	38,200	Nil	Nil
Paul A. Carroll	76,400	Nil	Nil
Mark E. Goodman	38,200	Nil	Nil
Bruce D. Hansen	38,200	Nil	Nil
Robert J. Leinster	38,200	Nil	Nil
Douglas McIntosh	38,200	Nil	Nil

Securities Authorized For Issuance Under Equity Compensation Plans

The following table provides information as of September 30, 2011, concerning options outstanding pursuant to the EFI Option Plan, which has been approved by the shareholders of EFI:

Plan Category	Number of Common Shares to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of Common Shares remaining available for future issuance under the EFI Option Plan
EFI Option Plan	6,070,000	$0.60	6,329,967
Magnum Replacement Options	550,300	$0.45	Nil

EFI Option Plan
The EFI Option Plan was established by the directors on February 24, 2003 and first approved by EFI Shareholders on July 8, 2003. The EFI Option Plan was re-approved by EFI Shareholders on June 13, 2005, and again on May 26, 2006. At an annual and special meeting of EFI Shareholders on May 16, 2007, the 2007 Amended and Restated Stock Option Plan was approved, which reflected certain amendments to EFI Option Plan so as to remove provisions that were required when EFI was listed on the TSX-V, but were no longer required after EFI became listed on the TSX in March 2007. The EFI Option Plan was ratified by EFI Shareholders at the annual and special meeting of EFI Shareholders on March 10, 2010.

The EFI Option Plan provides for a “rolling” limit, such that the aggregate number of shares reserved for issuance under the EFI Option Plan shall not exceed 10% of the total number of issued and outstanding Common Shares (calculated on a non-diluted basis) at the time of any stock option grant.

The material provisions of the EFI Option Plan are as follows:

(a)	the EFI Option Plan provides for the issuance of options to directors, officers, employees, consultants and other persons who provide ongoing services to EFI;

(b)

the persons who are eligible to be granted options under the EFI Option Plan are “service providers”, which includes (i) any director, officer or employee or insider of EFI or any of its affiliates, and (ii) any other person or company engaged to provide ongoing consulting, technical, management or other services to EFI or any affiliated entity of EFI;

(c)

based on the 123,999,665 EFI Common Shares which are outstanding as of December 31, 2011, the maximum number of EFI Common Shares which could be made issuable under the EFI Option Plan as of that date was 12,399,967; options in respect of an aggregate of 6,070,000 EFI Common Shares had been granted and were outstanding under the EFI Option Plan, such that options in respect of an additional 6,329,967 EFI Common Shares could be issued;

(d)

the number of EFI Common Shares that may be issuable under the EFI Option Plan, together with any other share-based compensation arrangements of EFI, to insiders of EFI, may not exceed 10% of the EFI Common Shares outstanding on the date of grant. The number of EFI Common Shares that may be issued, within any one-year period, to insiders of EFI, may not exceed 10% of the EFI Common Shares outstanding. The EFI Option Plan does not impose any other limitations on the number of options that may be granted to any one individual or any classes of individuals;

(e)

the exercise price of each option granted under the EFI Option Plan is determined by the EFI Board but may not be less than the closing price of the EFI Common Shares on the TSX or another exchange designated by the EFI Board on the trading day immediately prior to the date of the option grant or, if the EFI Common Shares do not trade on such date, then the exercise price may not be less than the average of the daily bid and ask prices of the EFI Common Shares at the close of trading on the trading day immediately prior to the date of the option grant. If EFI's shares cease to be traded on an exchange, the exercise price will be the fair market value of the EFI Common Shares as determined by the EFI Board in its discretion;

(f)

the EFI Board has the discretion to determine the term and vesting provisions (if any) of options granted under the EFI Option Plan, provided that the term of an option may not exceed ten (10) years. If the EFI Board does not set the vesting provisions for options granted under the EFI Option Plan, by default, those options will vest and become exercisable as to 1/3 on the first anniversary of the date of grant, as to an additional 1/3 on the second anniversary of the date of grant and as to the remaining 1/3 on the third anniversary of the date of grant;

(g)

if a holder of an option ceases to be a service provider to EFI (other than as a result of the death of such holder), such holder’s options terminate on the earlier of (i) 90 days after the holder ceases to be a service provider, and (ii) the original expiry date of the option;

(h)

if a holder of an option dies while he or she is a service provider, such holder’s options terminate on the earlier of (i) one year after the date of death of the holder, and (ii) the original expiry date of the option;

(i)

options may not be assigned or transferred, except (i) by will or by the laws of descent and distribution, or (ii) transfers to (A) personal holding companies controlled by a service provider, the shares of which are held directly or indirectly by the service provider, his or her spouse, minor children and/or minor grandchildren, or (B) a registered retirement savings plan established by and for the sole benefit of a service provider, or (C) an inter vivos trust if the service provider is the trustee, and the beneficiaries of which trust include only the service provider, his or her spouse, minor children and minor grandchildren;

(j)

the EFI Board may amend the terms of the EFI Option Plan without the approval of shareholders, except for any amendment which (i) changes the maximum number of EFI Common Shares that may be issued under the EFI Option Plan, whether as a fixed number of EFI Common Shares or as a percentage of the number of EFI Common Shares outstanding from time to time (other than to reflect an adjustment otherwise permitted under the EFI Option Plan), (ii) reduces the exercise price or extends the expiry period of any option, or (iii) expands the class of participants eligible to participate in the EFI Option Plan, any of which amendments require the approval of shareholders. Without limiting the generality of the foregoing, the following are examples of the types of amendments which the EFI Board may make to the Stock Option Plan without seeking shareholder approval:

(i)	amendments necessary to comply with applicable laws or the rules, policies or notices of the TSX or another exchange;

(ii)

amendments of a “housekeeping nature”, including, without limitation, amendments for the purpose of clarifying the meaning of existing provisions of the EFI Option Plan or to correct or supplement any provision of the EFI Option Plan that is inconsistent with any other provision of the EFI Option Plan;

(iii)

the addition or modification of a cashless exercise feature, payable in cash or EFI Common Shares, which provides for a full deduction of the number of EFI Common Shares from the EFI Option Plan reserve;

(iv)	amendments respecting the administration of the EFI Option Plan; and

(v)	the addition of any form of financial assistance by EFI to optionees for the purpose of exercising options granted under the EFI Option Plan.

Magnum Replacement Options
The Corporation issued 2,028,000 stock options of the Corporation pursuant to the acquisition of Magnum Uranium Corp. (“Magnum”) on June 30, 2009 to the holders of options granted pursuant to the Magnum 2009 Option Plan. All of the options were exercisable at the date of acquisition, with an exercise price of $0.45 per share. No further stock options will be granted pursuant to the Magnum 2009 Option Plan. The options have varying expiry dates with the last options expiring in November 2012.

AUDIT COMMITTEE DISCLOSURE

EFI is required to have an audit committee. The following directors, all of whom are independent directors, are currently members of EFI's Audit Committee: Paul A. Carroll, Bruce D. Hansen, Mark E. Goodman, and Robert J. Leinster. Robert J. Leinster is the Chairman of the Audit Committee.

Additional information regarding EFI’s Audit Committee, its members and charter, as well as information concerning auditor compensation, is set out in Item 13 of the EFI’s AIF which may be found on SEDAR at www.sedar.com.

CORPORATE GOVERNANCE DISCLOSURE

In accordance with NI 58-101, information on EFI’s corporate governance practices is set out in Schedule F of the Circular.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or executive officer of EFI at any time since the beginning of its last completed financial year or any associate of any such director or executive officer has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting, except as disclosed in the Circular.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

Except as disclosed herein, no insider of EFI or proposed Nominee for election as director has any material interest in any transactions involving EFI since the commencement of the last financial year or in any proposed transaction which has materially affected or would affect EFI.

INTERESTS OF EXPERTS

Qualified Persons
Douglas C. Peters, Certified Professional Geologist, of Peters Geosciences, Golden, Colorado prepared the Whirlwind Technical Report, the Energy Queen Technical Report and the Sage Plain Project Technical Report for EFI. O. Jay Gatten, Professional Geologist, of North American Exploration, Inc. prepared the San Rafael Technical Report for EFI. Each of the above technical reports are incorporated by reference in this Circular. To the knowledge of management of EFI, Mr. Gatten beneficially owns 3,900 EFI Common Shares.

The Sheep Mountain Technical Report was prepared for Titan by Douglas L. Beahm, P.E., P.G. Principal Engineer of BRS Engineering and is discussed under the section entitled “Information About Titan”.

Auditors
The audited Annual Financial Statements of EFI which are incorporated by reference in this Circular were audited by KPMG LLP. In connection with their audit of the Annual Financial Statements, KPMG LLP reported to EFI’s Audit Committee that they are independent of EFI in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

The audited Annual Financial Statements of Titan which are attached as Schedule E to this Circular were prepared Davidson & Company LLP. Davidson & Company LLP is independent of Titan in accordance with the rules of professional conduct of the Institute of Chartered Accountants of Ontario.

Financial Advisors
The Fairness Opinion, which is attached hereto as Schedule C, has been prepared by Dundee Securities. As of December 5, 2011, investment funds managed by Dundee Securities and sub-advised by Dundee Corporation owned or controlled less than 1% of the outstanding Titan Common Shares (1.3% assuming exercise of Titan Warrants entitling such funds to acquire additional Titan Common Shares). As at the date hereof, Dundee Resources Limited, a wholly-owned subsidiary of Dundee Securities’ significant shareholder, owns approximately 18.5% of the EFI Common Shares.

Legal Counsel
Certain legal matters relating to the Arrangement will be passed upon by Borden Ladner Gervais LLP on behalf of EFI and MacPherson Leslie & Tyerman LLP on behalf of Titan. As at the date hereof, the partners and associates of each of Borden Ladner Gervais LLP and MacPherson Leslie & Tyerman LLP as a group, own directly or indirectly, less than 1% of the EFI Common Shares. This Circular does not contain any statements or opinions of either Borden Ladner Gervais LLP or MacPherson Leslie & Tyerman LLP.

Except as set out herein, to the knowledge of management of EFI and Titan as at the date hereof, none of the experts, or designated professionals of the experts named above have any registered or beneficial interest, direct or indirect, in any securities or other property of EFI or Titan or their respective associates or affiliates when the experts prepared their respective reports.

ADDITIONAL INFORMATION

Additional information relating to EFI may be found on SEDAR at www.sedar.com. Financial information is provided in EFI’s comparative financial statements and MD&A for its most recently completed financial year which are available on SEDAR or can be received upon written request to EFI.

DIRECTORS' APPROVAL

The board of directors of EFI has approved the contents and the sending of this Circular.

DATED at Toronto, Ontario this 10th day of January, 2012.

BY ORDER OF THE BOARD

(signed) “Stephen P. Antony”

Stephen P. Antony, President
and Chief Executive Officer

CONSENT OF EXPERTS

Consent of Dundee Securities Ltd.
To the Board of Directors of Energy Fuels Inc.:

We refer to the written fairness opinion dated December 5, 2011, which we prepared for the Board of Directors of Energy Fuels Inc. (‘‘EFI’’) in connection with the plan of arrangement involving EFI and Titan Uranium Inc.

We consent to the inclusion of the fairness opinion, a summary of the fairness opinion and our firm name in the management information circular of EFI dated January 10, 2012.

(Signed) “Dundee Securities Ltd.”

Toronto, Ontario

January 10, 2012

KPMG LLP
Chartered Accountants	Telephone (416) 777-8500
Bay Adelaide Centre	Telefax (416) 777-8818
333 Bay Street, Suite 4600	www.kpmg.ca
Toronto, ON M5H 2S5

AUDITORS’ CONSENT

To the Board of Directors of Energy Fuels Inc.

We have read the Notice of Annual and Special Meeting of Shareholders and Management Information Circular dated January 10, 2012 in respect of the transaction involving the acquisition by Energy Fuels Inc. (the “Company”) of the outstanding common shares of Titan Uranium Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the incorporation by reference in the above-mentioned management information circular of our report to the Shareholders of the Company, on the financial statements of the Company, which comprise the consolidated balance sheets as at September 30, 2011 and 2010, the consolidated statements of comprehensive loss, shareholders’ equity and cash flows for each of the years in the two-year period ended September 30, 2011, and notes, comprising a summary of significant accounting policies and other explanatory information. Our report is dated December 21, 2011.

Chartered Accountants, Licensed Public Accountants
Toronto, Canada
January 10, 2012

AUDITORS' CONSENT

We have read the management information circular of Energy Fuels Inc. dated January 10, 2012 relating to the proposed business combination of Energy Fuels Inc. and Titan Uranium Inc. We have complied with Canadian generally accepted standards for an auditor's involvement with offering documents.

We consent to the use in the above mentioned information circular of our report to the directors of Titan Uranium Inc. on the consolidated balance sheet of Titan Uranium Inc. as at August 31, 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the year ended August 31, 2011. Our report is dated December 12, 2011 (except as to Note 16 which is as of January 10, 2012).

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

January 10, 2012

BRS, Inc.
P.O. Box 1104
Broomfield, CO 80038-1104
E-Mail: brs@wyoming.com
303 410-6781 Fax: 303 464-1865

CONSENT OF QUALIFIED PERSON

Energy Fuels Inc.
Ontario Securities Commission
British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
The Manitoba Securities Commission
Toronto Stock Exchange

Dear Sirs/Mesdames:

Re:	Energy Fuels Inc. (the “Company”)
Management Information Circular dated January 10, 2012 (the “Circular”)

The undersigned hereby consents to being named in the Circular and to the use of and inclusion of reference in the Circular by the Company to the technical report entitled “Sheep Mountain Uranium Project, Fremont County, Wyoming, USA – 43-101 Mineral Resource Report Update” dated March 1, 2011 (the “Technical Report”). I also consent to any extracts from or summary of the Technical Report in the Circular or included by reference in the Circular of the Company.

I, Douglas L. Beahm, hereby confirm that I have read the Circular and have no reason to believe that there are any misrepresentations in the information contained in the Circular that are: (a) derived from the Technical Report; or (b) within my knowledge as a result of the services I performed in connection with the Technical Report.

Dated this 10th day of January, 2012.

Douglas L. Beahm, P.E., P.G.
Principal Engineer and President
BRS, Inc.

SCHEDULE A - ARRANGEMENT RESOLUTIONS

RESOLUTION OF THE SHAREHOLDERS OF ENERGY FUELS INC.
(the “Corporation”)

WHEREAS the Corporation has entered into a business combination agreement dated December 5, 2011 (the “Combination Agreement”) with Titan Uranium Inc. (“Titan”) to complete a transaction whereby the Corporation would acquire all of the issued and outstanding common shares of Titan (“Titan Shares”) in exchange for common shares of the Corporation (“EFI Common Shares”) on the basis of 0.68 of an EFI Share for each whole Titan Share (the “Share Consideration”), and assume all of the warrants (“Titan Warrants”) exercisable for Titan Shares, on the terms and conditions set out in the Combination Agreement, as more fully described in the management information circular of the Corporation dated January 10, 2012 (the “Circular”);

AND WHEREAS the Corporation in accordance with Section 611(c) of the Toronto Stock Exchange Company Manual, wishes to obtain the requisite shareholder approval for the issuance of the EFI Shares comprising the Share Consideration and the EFI Common Shares made issuable by the assumption by EFI of the Titan Warrants in connection with the completion of the arrangement as contemplated in the Combination Agreement;

NOW THEREFORE BE IT RESOLVED THAT:

1.	The issuance of the EFI Common Shares comprising the Share Consideration pursuant to the terms of the Combination Agreement as described in the Circular is hereby approved.

2.	The issuance of the EFI Common Shares upon the due exercise of the Titan Warrants pursuant to the terms of the Combination Agreement as described in the Circular is hereby approved.

3.

The Combination Agreement and all of the transactions contemplated therein, including but not limited to, the issuance of a maximum of 109,030,456 EFI Common Shares to be issued and made issuable pursuant to the Arrangement, as described in the Circular, and the actions of the directors of the Corporation in approving the Combination Agreement and the actions of the officers of the Corporation in executing and delivering the Combination Agreement and any amendments thereto are hereby ratified, confirmed and approved.

4.

Any director or officer of the Corporation is hereby authorized and directed to execute or cause to be executed, whether under corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered all such documents, and to do or cause to be done all such acts and things, as in the opinion of such director or officer may be necessary or desirable in connection with the foregoing.

5.	The board of directors of the Corporation be and it is authorized to abandon all or any part of these resolutions at any time prior to giving effect thereto.

A-1

SCHEDULE B - PLAN OF ARRANGEMENT

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)

“Business Combination Agreement” means this business combination arrangement agreement dated as of December 5, 2011, between EFI and Titan, as amended, amended and restated or supplemented prior to the Effective Date;

(c)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Saskatoon, Saskatchewan;

(d)	“CBCA” means the Canada Business Corporations Act;

(e)	“Court” in the context of this Plan of Arrangement means the Ontario Superior Court of Justice;

(f)	“CRA” means the Canada Revenue Agency;

(g)

“Depositary” means such trust company, bank or financial institution agreed to in writing between EFI and Titan for the purpose of, among other things, exchanging certificates representing Titan Common Shares for EFI Common Shares in connection with the Arrangement;

(h)	“Dissent Right” shall have the meaning ascribed thereto in Article 4.1;

(i)

“Dissenting Shareholder” means a holder of Titan Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Titan Common Shares;

(j)	“Effective Date” means the date shown on the certificate of arrangement issued under the CBCA giving effect to the Arrangement;

(k)	“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

(l)	“EFI” means Energy Fuels Inc., a corporation continued under the Business Corporations Act (Ontario);

(m)	“EFI Common Shares” means the issued and outstanding common shares of EFI as constituted on the date hereof;

(n)	“Final Order” means the final order of the Court made in connection with the approval of the Arrangement, including all amendments thereto made prior to the Effective Time;

(o)	“Former Titan Shareholders” means the holders of Titan Common Shares immediately prior to the Effective Time;

(p)	“Interim Order” means the interim order of the Court made pursuant to Section 192 of the CBCA in connection with the Arrangement, including any amendment thereto;

(q)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith, and in accordance with the Business Combination Agreement and any order of the Court;

(r)	“Share Exchange Ratio” means 0.68 of an EFI Common Share for each Titan Common Share;

(s)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(t)	“Titan” means Titan Uranium Inc., a corporation existing under the Canada Business Corporations Act;

(u)	“Titan Common Shares” means the common shares in the capital of Titan as constituted on the date hereof;

(v)	“Titan Meeting” means the special meeting of the holders of Titan Common Shares held to consider and approve, among other things, the Arrangement;

(w)	“Titan Options” means collectively the options to purchase Titan Common Shares issued pursuant to the stock option plan of Titan;

(x)	“Titan Warrants” means collectively the outstanding warrants to purchase Titan Common Shares as described in Section 3.2(b) of the Business Combination Agreement.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof', “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2 - BUSINESS COMBINATION AGREEMENT

2.1	Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3 - ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Titan Option will expire at the close of business on the Business Day immediately preceding the Effective Date;

(b)

each Titan Warrant that is not exercised prior to the Effective Date shall continue to exist and upon exercise of the Titan Warrant following the Effective Date, the holder shall be entitled to receive that number of EFI Common Shares which such holder would have been entitled to receive as a result of the Share Exchange Ratio, if, on the Effective Date, the holder had been the registered holder of that number of Titan Common Shares which such holder was previously entitled to purchase pursuant to the Titan Warrant;

(c)

each Titan Common Share held by a Dissenting Shareholder as at the Effective Time shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to EFI and Titan shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Titan Common Shares and Titan shall be recorded as the registered holder of the Titan Common Shares so transferred and shall be deemed to be the legal owner of such Titan Common Shares; and

(d)

each Titan Common Share held by a Former Titan Shareholder (other than a Dissenting Shareholder or EFI) as at the Effective Time shall be transferred to EFI and in consideration therefor EFI shall issue and issue EFI Common Shares pursuant to the Share Exchange Ratio, subject to Sections 3.3 and Article 5 hereof.

3.2	Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Common Shares required to be issued to Former Titan Shareholders and in accordance with the provisions of the Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Former Titan Shareholders for distribution to such Former Titan Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Former Titan Shareholders (other than Dissenting Shareholders and EFI) shall be entitled to receive delivery of the certificates representing the EFI Common Shares to which they are entitled pursuant to the Arrangement.

3.3	No Fractional EFI Common Shares

No fractional EFI Common Shares shall be issued to Former Titan Shareholders. The number of EFI Common Shares to be issued to Former Titan Shareholders shall be rounded down to the nearest whole EFI Common Share in the event that a Former Titan Shareholder is entitled to a fractional share.

3.4	Share Exchange Ratio

The Parties intend that upon the issuance of EFI Common Shares to the Former Titan Shareholders pursuant to Section 3.1(d) hereof, Titan Shareholders will receive 0.68 of an EFI Common Share for each whole Titan Common Share owned immediately prior to the Effective Date.

ARTICLE 4 - DISSENT RIGHTS

4.1	Dissent Rights

Holders of Titan Common Shares may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under the CBCA, as modified by the Interim Order, with respect to Titan Common Shares in connection with the Arrangement, provided that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Titan Common Shares, which fair value shall be the fair value of the Titan Common Shares immediately before the passing by the holders of the Titan Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Titan; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Titan Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Titan Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall EFI, Titan or any other person be required to recognize holders of Titan Common Shares who exercise Dissent Rights as holders of Titan Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Titan Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Titan Common Shares at the Effective Time.

ARTICLE 5 - DELIVERY OF EFI COMMON SHARES

5.1	Delivery of EFI Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Titan Common Shares that were exchanged for EFI Common Shares in accordance with the Arrangement together with such other documents and instruments as would have been required to effect the transfer of the Titan Common Shares formerly represented by such certificate under the CBCA and the articles of Titan and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the EFI Common Shares that such holder is entitled to receive in accordance with the Arrangement.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section (a) hereof, each certificate that immediately prior to the Effective Time represented one or more Titan Common Shares shall be deemed at all times to represent only the right to receive in exchange therefore a certificate representing the aggregate number of EFI Common Shares.

5.2	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Titan Common Shares that were exchanged for EFI Common Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the EFI Common Shares that such holder is entitled to receive in accordance with the Arrangement. When authorizing such delivery of a certificate representing the EFI Common Shares in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such EFI Common Shares is to be delivered shall, as a condition precedent to the delivery of such EFI Common Shares, give a bond satisfactory to EFI and the Depositary in such amount as EFI and the Depositary may direct, or otherwise indemnify EFI and the Depositary in a manner satisfactory to EFI and the Depositary, against any claim that may be made against EFI or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Titan.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to EFI Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Titan Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the EFI Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofor paid with respect to such EFI Common Shares.

5.4	Withholding Rights

EFI and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Titan Shareholder such amounts as EFI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Titan Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Limitation and Proscription

To the extent that a Former Titan Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is three years after the Effective Date (the “final proscription date”), then the EFI Common Shares that such Former Titan Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such EFI Common Shares shall be delivered to EFI by the Depositary and the share certificates shall be cancelled by EFI, and the interest of the Former Titan Shareholder in such EFI Common Shares shall be terminated as of such final proscription date.

5.6	Legality of EFI Common Shares forming the Share Exchange Ratio

Notwithstanding anything else in this Plan of Arrangement, if it appears to EFI that it would be contrary to applicable law to issue EFI Common Shares to Former Titan Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the EFI Common Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the EFI Common Shares by the Depositary on behalf of that person. The EFI Common Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the EFI Common Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the EFI Common Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the EFI Common Shares and any amount withheld in respect of applicable taxes) in lieu of EFI Common Shares. The payment of the net proceeds will be subject to Section 5.4. None of EFI, Titan or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6 – AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

EFI and Titan reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by EFI and Titan, (iii) filed with the Court if required by the Interim Order and, if made following the Titan Meeting, approved by the Court, and (iv) communicated to holders or former holders of Titan Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Titan at any time prior to the Titan Meeting provided that EFI shall have consented thereto in writing, and, if so proposed and accepted by the persons voting at the Titan Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Titan Meeting shall be effective only if: (i) it is consented to in writing by each of EFI and Titan; and (ii) if required by the Court, it is consented to by holders of the Titan Common Shares voting in the manner directed by the Court.

***

SCHEDULE C - FAIRNESS OPINION

December 5, 2011

The Board of Directors of Energy Fuels Inc.
2 Toronto Street, Suite 500
Toronto, Ontario
M5C 2B6

To the Board of Directors of Energy Fuels Inc.:

Dundee Securities Ltd. (“Dundee Securities”, “we”, or “us”) understands that Energy Fuels Inc. (“Energy Fuels”) and Titan Uranium Inc. (“Titan”) intend to enter into a business combination agreement (the “Combination Agreement”) dated as of December 5, 2011 providing for the acquisition by Energy Fuels of all of the issued and outstanding common shares of Titan (collectively, the “Titan Shares”) pursuant to a plan of arrangement under section 192 of the Canada Business Corporations Act (the “Arrangement”). We further understand that, pursuant to the Arrangement and through a series of transactions to be more fully described in the Energy Fuels Circular (defined below): (i) holders of Titan Shares (each a “Titan Shareholder”) will receive 0.68 common shares of Energy Fuels (the “Energy Fuels Shares”) for each Titan Share held (the “Share Exchange Ratio”); (ii) Energy Fuels will lend Titan up to US$1.5 million in the form of a secured bridge loan secured against Titan’s Sheep Mountain project, maturing upon the earlier of the closing of the Arrangement and February 29, 2012; and (iii) Titan has secured interim debt financing of up to US$1 million.

We also understand that all material terms of the Arrangement will be described fully in a management information circular (the “Energy Fuels Circular”) which will be prepared by Energy Fuels and mailed to the holders of all of the issued and outstanding Energy Fuels common shares (each an “Energy Fuels Shareholder”) in connection with the special meeting of the Energy Fuels Shareholders (the “Energy Fuels Meeting”) to be held to consider the Arrangement. We further understand that Titan will be preparing a management information circular (the “Titan Circular”) to be mailed to the Titan Shareholders in connection with the special meeting of the Titan Shareholders (the “Titan Meeting”) to be held to consider the Arrangement.

We understand that the Arrangement will require the approval of at least 662/3% of the votes cast by the

Titan Shareholders represented in person or by proxy at the Titan Meeting and a majority of the votes cast by the Energy Fuels Shareholders represented in person or by proxy at the Energy Fuels Meeting and the approval of the Supreme Court of British Columbia. We further understand that the Arrangement will be conditional upon, among other things, receipt of all necessary regulatory approvals and approvals from the Toronto Stock Exchange (“TSX”).

We understand that Titan and Energy Fuels are proposing to enter into support agreements (collectively, the “Support Agreements”) with the directors and senior officers of Titan and Energy Fuels, respectively, along with certain affiliates of Dundee Corporation, our significant shareholder, Pinetree Capital Ltd. (“Pinetree”), Mega Uranium Ltd. (“Mega Uranium”), together with the Chief Executive Officer of Pinetree and Mega Uranium, Sheldon Inwentash, who is also the Chairman of the board of directors of Titan (collectively, the “Supporting Shareholders”) pursuant to which such Supporting Shareholders have agreed to vote all of the Titan Shares and Energy Fuels Shares held by them, which comprises approximately 19.4% and 24.7% of the total issued and outstanding Titan Shares and Energy Fuels Shares, respectively, in favour of the Arrangement, on the terms and subject to the conditions set forth in the Support Agreements.

Engagement of Dundee Securities

The board of directors of Energy Fuels (the “Board of Directors”) initially contacted Dundee Securities regarding a potential advisory engagement in January 2011. By letter agreement dated February 17, 2011 and amended as of October 31, 2011 (collectively, the “Engagement Agreement”), the Board of Directors retained Dundee Securities to act as its financial advisor, including in connection with the Arrangement. Pursuant to the Engagement Agreement, Energy Fuels has requested that we prepare and deliver to the Board of Directors our written opinion (the “Opinion”) as to the fairness, from a financial point of view, of the Share Exchange Ratio pursuant to the Arrangement to the Energy Fuels Shareholders.

Dundee Securities will be paid a fee for rendering this Opinion, no portion of which is conditional upon this Opinion being favourable and will be paid an additional fee (payable in a combination of cash and Energy Fuels Shares) that is contingent upon completion of the Arrangement or any alternative transaction. Dundee Securities is also entitled to be reimbursed for reasonable out-of-pocket expenses incurred by Dundee Securities in carrying out its obligations under the Engagement Agreement, whether or not the Arrangement is completed. Energy Fuels has also agreed to indemnify Dundee Securities in respect of certain liabilities that might arise out of our engagement.

Subject to the terms of the Engagement Agreement, Dundee Securities consents to the inclusion of this Opinion in its entirety, together with a summary hereof, in a form acceptable to Dundee Securities, in the Energy Fuels Circular, and to the filing thereof with the TSX and the securities commissions or similar regulatory authorities in each province and territory of Canada where such filing is required.

Relationship with Interested Parties

None of Dundee Securities or its associates or affiliates, is an insider, associate or affiliate (as those terms are defined in the Securities Act (Ontario)) of Energy Fuels, Titan or any of their respective associates or affiliates. Dundee Corporation, Dundee Securities’ significant shareholder, is an insider of Energy Fuels. As of the date hereof, investment funds managed by Dundee Securities and sub-advised by an affiliate of Dundee Corporation own or control less than 1% of the total issued and outstanding Titan Shares (1.3% of the total issued and outstanding Titan Shares assuming exercise of warrants). Additionally, an affiliate of our significant shareholder owns or controls 18.5% of the Energy Fuels Shares. Neither Dundee Securities nor any of its associates or affiliates have provided any financial advisory services or participated in any financings involving Energy Fuels, Titan or any of their respective associates or affiliates within the past two years other than acting as lead agent to Energy Fuels with respect to its March 31, 2011 offering of units (each unit consisting of one Energy Fuels Share and one-half of one Energy Fuels Share purchase warrant) for total gross proceeds of $11.5 million (the “March 2011 Offering”). Except for a right of first refusal granted by Energy Fuels to Dundee Securities in connection with any Energy Fuels capital markets financing during the term of the Engagement Agreement and for a period of 6 months after its termination, there are no understandings, agreements or commitments between Dundee Securities and Energy Fuels or any of their respective associates or affiliates with respect to future business dealings.

Dundee Securities may, in the future, in the ordinary course of business, perform financial advisory or investment banking services for Energy Fuels, Titan or any of their respective associates or affiliates. Dundee Securities acts as an investment fund manager and as a trader and dealer, both as principal and agent, in major financial markets and, as such, may, in the ordinary course of its business, have had and may in the future have positions in the securities of Energy Fuels, Titan or any of their respective associates or affiliates and, from time to time, may have executed or may execute transactions on behalf of such companies or clients (including investment funds managed by Dundee Securities) for which it received or may receive compensation. As an investment dealer, Dundee Securities conducts research on securities and may, in the ordinary course of its business, provide research reports and investment advice to its clients on investment matters, including with respect to Energy Fuels, Titan or the Arrangement. The rendering of this Opinion will not in any way affect Dundee Securities’ ability to continue to conduct such activities.

Credentials of Dundee Securities

Dundee Securities is one of Canada’s leading independent full-service investment dealers with operations in mergers and acquisitions, corporate finance, equity sales and trading and investment research and a member of the IIROC and the Canadian Investor Protection Fund. The Opinion expressed herein is the opinion of Dundee Securities, the form and content of which have been approved for release by a committee of its managing directors, each of whom is experienced in merger, acquisition, divestiture and valuation matters.

Scope of Review

The assessment of fairness, from a financial point of view, must be determined in the context of the particular transaction. In connection with rendering our Opinion, we have reviewed, considered and relied upon, among other things, the following:

a)	a draft of the Combination Agreement dated December 5, 2011;

b)	a draft of the EFI Disclosure Memorandum (as defined in the Combination Agreement);

c)	a draft of the Titan Disclosure Memorandum (as defined in the Combination Agreement);

d)	a draft of the form of Support Agreement dated December 5, 2011;

e)	the annual reports and audited consolidated financial statements of Energy Fuels for the years ended September 30, 2008, 2009 and 2010 and the related management, discussion and analyses;

f)

the interim reports, comparative unaudited financial statements and management’s discussion and analyses of Energy Fuels for the three, six and nine months ended December 31, 2010, March 31, 2011 and June 30, 2011, respectively;

g)	the annual information form of Energy Fuels dated December 16, 2010 for the year ended September 30, 2010;

h)	the management information circular of Energy Fuels dated February 9, 2011 relating to the annual meeting of shareholders held on March 9, 2011;

i)	the final short-form prospectus of Energy Fuels relating to the March 2011 Offering dated March 31, 2011;

j)	the annual reports and audited consolidated financial statements of Titan for the years ended August 31, 2008, 2009 and 2010 and the related management, discussion and analyses;

k)

the interim reports, comparative unaudited financial statements and management’s discussion and analyses of Titan for the three, six and nine months ended November 30, 2010, February 28, 2011 and May 31, 2011, respectively;

l)	the management information circular of Titan dated December 15, 2010 relating to the annual meeting of shareholders held on January 25, 2011;

m)	recent press releases and other documents filed by Energy Fuels and Titan on SEDAR (System for Electronic Document Analysis and Retrieval) at www.sedar.com;

n)	the updated National Instrument 43-101 – Standards of Disclosure for Mineral Projects

(“NI 43-101”) compliant technical report prepared by Peters Geosciences, dated March 15, 2011, relating to the Energy Queen project of Energy Fuels;

o)	the updated NI 43-101 compliant technical report prepared by North American Exploration Inc., dated March 21, 2011, relating to the San Rafael uranium project of Energy Fuels;

p)	the updated NI 43-101 compliant technical report prepared by Peters Geosciences, dated March 15, 2011, relating to the Whirlwind property of Energy Fuels;

q)	the updated NI 43-101 compliant technical report prepared by Alinco GeoServices Inc., dated December 16, 2008, relating to the Farmer Girl project of Energy Fuels;

r)	the amended NI 43-101 compliant technical report prepared by Alinco GeoServices Inc., dated January 7, 2009, relating to the Torbyn property of Energy Fuels;

s)	the amended NI 43-101 compliant technical report prepared by Peters Geosciences, dated November 30, 2008, relating to the Willhunt property of Energy Fuels;

t)	the NI 43-101 compliant technical report prepared by BRS Engineering, dated March 1, 2011, relating to the Sheep Mountain uranium project of Titan;

u)

certain internal financial, operational, business and other information concerning Energy Fuels that was prepared or provided to us by management of Energy Fuels including internal operating and financial budgets, models and projections;

v)	certain internal financial information concerning Titan that was prepared or provided to us by or on behalf of Titan including internal operating and financial budgets, models and projections;

w)	trading statistics and selected financial information of Energy Fuels, Titan and other selected public entities and comparable acquisition transactions considered by us to be relevant;

x)	various reports published by equity research analysts and industry sources regarding Energy Fuels, Titan and other publicly-traded entities, to the extent deemed relevant by us;

y)	a certificate addressed to us, dated as of the date hereof, from two senior officers of Energy Fuels as discussed below under “Assumptions and Limitations”;

z)	a certificate addressed to us, dated as of the date hereof, from two senior officers of Titan as discussed below under “Assumptions and Limitations”; and

aa)	such other information, analyses, investigations and discussions as we considered necessary or appropriate in the circumstances.

In addition, we have participated in discussions with members of senior management of Energy Fuels regarding its past and current business operations, financial condition and future business prospects. We have also participated in discussions with members of senior management of Titan regarding Titan’s past and current business operations, financial condition and future business prospects. We have also participated in discussions with Borden Ladner Gervais LLP, external legal counsel to Energy Fuels, and MacPherson Leslie Tyerman LLP, external legal counsel to Titan regarding the Arrangement, the Combination Agreement, the Support Agreements, due diligence and related matters.

We have not, to the best of our knowledge, been denied access by Energy Fuels or Titan to any information which we requested.

Assumptions and Limitations

Our Opinion is subject to the assumptions, explanations and limitations set forth below.

We have not been asked to prepare and have not prepared a formal valuation or appraisal of Energy Fuels, Titan or any of their respective affiliates or of any of the assets, liabilities or securities of Energy Fuels, Titan or any of their respective affiliates, and our Opinion should not be construed as such. In addition, this Opinion is not, and should not be construed as, advice as to the price at which Energy Fuels Shares may trade at any future date.

With your approval, we have relied upon and have assumed the completeness, accuracy and fair presentation of all financial and other information, data, advice, opinions and representations obtained by us from public sources, or provided to us by Energy Fuels, Titan and their respective affiliates or otherwise obtained pursuant to our engagement and our Opinion is conditional upon such completeness, accuracy and fair presentation. We have not been requested to, or attempted to verify independently the completeness, accuracy or fairness of presentation of any of such information. We have not conducted or provided any valuation or appraisal of any assets or liabiliti es, nor have we evaluated the solvency of Energy Fuels, Titan or any of their respective affiliates under any provincial or federal laws relating tobankruptcy, insolvency or similar matters. Without limiting the foregoing, we have not separately met with the independent auditors of Energy Fuels or Titan in connection with preparing this Opinion and with your permission we have assumed the accuracy and fair presentation, and relied upon, Energy Fuels’ and Titan’s respective audited financial statements and the reports of auditors thereon and the interim unaudited financial statements of Energy Fuels and Titan.

With respect to historical financial data, operating and financial forecasts and budgets and other forward-looking information provided to us concerning Energy Fuels or Titan described under the heading “Scope of Review” and relied upon in our analysis, we have assumed that they have been reasonably prepared on bases reflecting the most reasonable assumptions, estimates and judgments of Energy Fuels management and Titan management having regard to their respective business, plans, financial conditions and future prospects.

In preparing this Opinion, we have also assumed that: (i) the final executed forms of the Combination Agreement and the Support Agreements do not differ in any material respect from the drafts that were reviewed; (ii) all of the representations and warranties contained in the Combination Agreement are materially correct as of the date hereof; (iii) Energy Fuels and Titan will each comply with all the material terms of the Combination Agreement; (iv) any governmental, regulatory or other consents and approvals necessary for the completion of the Arrangement will be met or waived without any adverse effect on Energy Fuels, Titan or the Arrangement; (v) the Arrangement will be completed substantially in accordance with its terms without any adverse waiver or amendment of any material term or condition thereof and all applicable laws; and (vi) the Energy Fuels Circular (including all documents incorporated by reference therein) and the Titan Circular (including all documents incorporated by reference therein) will both disclose all material facts related to the Arrangement and will satisfy all applicable legal requirements.

Energy Fuels has represented to us, in a certificate of two senior officers of Energy Fuels (the “Energy Fuels Officers”), dated as of the date hereof, among other things, that (i) with the exception of forecasts, projections or estimates referred to in (iv) below, the information, data and other material (financial or otherwise) with respect to Energy Fuels or its subsidiaries and provided to us by or on behalf of Energy Fuels (collectively the “Energy Fuels Information”) is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain any untrue statement of a material fact or omit to state any material fact necessary to make the statements therein not misleading in light of the circumstances in which such statements were made (a “Misrepresentation”); (ii) to the extent that any of the Energy Fuels Information is historical, there have been no material changes or changes in material facts or new material facts since the respective dates thereof that have not been generally disclosed or disclosed to Dundee Securities or updated by more current information, data or other materials provided to Dundee Securities; (iii) there are no material facts or circumstances relating to Energy Fuels or any of its subsidiaries not disclosed to Dundee Securities which would reasonably be expected to affect materially the Opinion, including the assumptions used, procedures adopted or the scope of review undertaken by Dundee Securities in connection with the Opinion; and (iv) with respect to any portions of the Energy Fuels Information that constitute forecasts, projections or estimates regarding Energy Fuels or its business, such forecasts, projections or estimates were prepared using the assumptions identified therein, which in the reasonable belief of the Energy Fuels Officers are (or were at the time of preparation) reasonable in the circumstances, and are not, in the reasonable belief of the Energy Fuels Officers, misleading in any material respect in light of the assumptions used therefor.

Titan has represented to us, in a certificate of two senior officers of Titan (the “Titan Officers”), dated as of the date hereof, among other things, that (i) with the exception of forecasts, projections or estimates referred to in (ii) below, the information, data and other material (financial or otherwise) with respect to Titan or its subsidiaries and provided to us by or on behalf of Titan (collectively the “Titan Information”) is, or in the case of historical information was, at the date of preparation, true and accurate in all material respects and does not or did not, as the case may be, contain a Misrepresentation; and (ii) with respect to the Sheep Mountain financial model provided to Dundee Securities on or about November 4, 2011 (the “Model”) and with respect to any portions of the Titan Information that constitute forecasts, projections or estimates regarding Titan or its business, such forecasts, projections or estimates were prepared using the assumptions identified therein, which in the reasonable belief of the Titan Officers are (or were at the time of preparation) reasonable in the circumstances, and are not, in the reasonable belief of the Titan Officers, misleading in any material respect in light of the assumptions used therefor; and (iii) to the extent that any of the Titan Information or inputs into the Model are historical, there have been no material changes or changes in material facts or new material facts since the respective dates thereof that have not been generally disclosed or disclosed to Energy Fuels or updated by more current information, data or other materials provided to Energy Fuels or made publicly available.

Except as expressly noted above under the heading “Scope of Review”, we have not conducted any investigation concerning the financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of Energy Fuels, Titan or any of their respective affiliates.

We are not legal, tax or accounting experts and we express no opinion concerning any legal, tax or accounting matters concerning the Arrangement or the sufficiency of this letter for your purposes.

Although the Arrangement is subject to certain conditions outside the control of Energy Fuels and Titan, Dundee Securities has assumed that all conditions precedent to the completion of the Arrangement will be satisfied in due course or waived and that all consents, permissions, exemptions or orders of relevant regulatory authorities, courts and other third parties will be obtained, without adverse conditions or qualifications. In rendering the Opinion, Dundee Securities expresses no view as to the likelihood that the conditions to the Arrangement will be satisfied or waived or that the Arrangement will be implemented within the time frame set out in the Energy Fuels Circular and the Titan Circular.

Our Opinion is rendered on the basis of securities markets, economic, financial and general business conditions prevailing as at the date hereof and the conditions and prospects, financial and otherwise, of Energy Fuels, as they are reflected in the Energy Fuels Information and Titan, as they are reflected in the Titan Information or otherwise obtained by us from public sources and as they were represented to us in our discussions with management of Energy Fuels and its affiliates and advisors as well as with Titan and its affiliates and advisors. In our analyses and in connection with the preparation of our Opinion, we made numerous assumptions with respect to industry performance, general business, capital markets and economic conditions and other matters, many of which are beyond the control of Dundee Securities and any party involved in the Arrangement. The Opinion is conditional on all assumptions being correct.

The Opinion has been provided to the Board of Directors for its exclusive use only in considering the Arrangement and may not be relied upon by any other person, used for any other purpose or published or disclosed to any other person (except as otherwise provided herein) without the prior written consent of Dundee Securities. Our Opinion is not intended to be and does not constitute a recommendation to the Board of Directors or to any Energy Fuels Shareholder as to whether such Energy Fuels Shareholders should approve the Arrangement. The Opinion does not address the relative merits of the Arrangement compared to any other business strategies or transactions that might be available to Energy Fuels or Titan.

Dundee Securities believes that its financial analyses must be considered as a whole and that selecting portions of its analyses and the factors considered by it, without considering all factors and analyses together, could create a misleading view of the process underlying our Opinion. The preparation of a fairness opinion is complex and is not necessarily susceptible to partial analysis or summary description and any attempt to carry this out could lead to undue emphasis on any particular factor or analysis.

The Opinion is given as of the date hereof and we disclaim any undertaking or obligation to advise any person of any change in any matter or fact affecting the Opinion that may come or be brought to our attention after the date hereof. Without limiting the foregoing, in the event there is any material change in any fact or matter affecting the Opinion after the date hereof, we reserve the right to change or withdraw the Opinion.

Opinion

Based upon and subject to the foregoing and such other matters as we have considered relevant, it is our opinion, as of the date hereof, that the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Energy Fuels Shareholders.

Yours very truly,

Dundee Securities Ltd.

SCHEDULE D – PRO FORMA FINANCIAL STATEMENTS OF THE RESULTING ISSUER

ENERGY FUELS INC.
Pro Forma Consolidated Balance Sheet
As at September 30, 2011
(Unaudited)
(Expressed in Canadian dollars)

	Energy Fuels Inc.
	As at	Titan Uranium Inc.			Pro Forma
	September 30,	As at		Pro Forma	Consolidated
	2011	August 31, 2011	Note	Adjustments	Energy Fuels Inc.
ASSETS
Current assets
Cash and cash equivalents	$7,225,182	$2,065,966			$9,291,148
Marketable securities	-	353,327	4 (f)	$(329,511)	23,816
Prepaid expenses and other	708,247	412,909			1,121,156
	7,933,429	2,832,202		(329,511)	10,436,120
Non-current
Property, plant and equipment	282,879	38,727			321,606
Mineral properties	34,235,323	22,388,333	4 (a)	3,708,197	61,999,169
			4 (g)	1,667,316
Restricted cash	2,663,713	1,994,253			4,657,966

	$45,115,344	$27,253,515		$5,046,002	$77,414,861

LIABILITIES & SHAREHOLDER'S EQUITY
Current liabilities
Accounts payable and accrued	$865,428	$1,691,328	4 (b)	$1,422,777	$3,979,533
Current portion asset retirement	13,974	200,664			214,638
Current obligations portion of long-term debt	1,118	-			1,118
	880,520	1,891,992		1,422,777	4,195,289
Non-current
Long-term asset retirement obligation	400,880	780,780			1,181,660
Derivative liability	-	109,108			109,108
Future tax liability	-	-	4 (g)	1,667,316	1,667,316
	1,281,400	2,781,880		3,090,093	7,153,373
SHAREHOLDERS' EQUITY
Capital stock	66,089,168	82,818,466	4 (c)	26,476,745	92,504,546
			4 (b)	425,000
			4 (e)	(82,818,466)
			4 (f)	(486,367)
Contributed surplus	20,167,601	16,403,929	4 (d)	665,310	20,989,767
			4 (e)	(16,403,929)
			4 (f)	156,856
Deficit	(42,422,825)	(74,750,760)	4 (e)	74,750,760	(43,232,825)
			4 (b)	(810,000)
	43,833,944	24,471,635		1,955,909	70,261,488

	$45,115,344	$27,253,515		$5,046,002	$77,414,861

See accompanying notes to the unaudited pro forma consolidated financial statements.

ENERGY FUELS INC.
Pro Forma Consolidated Statement of Operations
For the Year Ended September 30, 2011
(Unaudited)
(Expressed in Canadian dollars)

	Energy Fuels Inc.
	Year Ended	Titan Uranium Inc.			Pro Forma
	September 30,	Year Ended		Pro Forma	Consolidated
	2011	August 31, 2011	Note	Adjustments	Energy Fuels Inc.
EXPENSES

General and administrative	$3,081,885	$1,513,618		$-	$4,595,503
Amortization	107,581	43,140			150,721
Accretion	-	68,560			68,560
Stock-based compensation	729,768	985,736			1,715,504
Write-down of mineral properties	-	15,136,117			15,136,117
	3,919,234	17,747,171		$-	21,666,405

Interest income	11,339	46,026			57,365
Other Income	5,493	-			5,493
Future income tax recovery	-	2,011,000			2,011,000
Gain on disposal of resource properties	-	658,152			658,152
Realized derivative liability loss	-	(479,299)			(479,299)
Realized gain on marketable securities	-	146,472			146,472
Unrealized derivative liability loss	-	(1,318,152)			(1,318,152)
Unrealized loss on marketable securities	-	(1,068,713)			(1,068,713)
Foreign exchange gain (loss)	378,680	(173,733)			204,947

NET LOSS FOR THEPERIOD	$(3,523,722)	$(17,925,418)		$-	$(21,449,140)

LOSS PER COMMON SHARE - BASIC AND DILUTED	$(0.03)				$(0.11)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING (Note 5)	111,376,261				200,002,679

See accompanying notes to the unaudited pro forma consolidated financial statements.

1.	Basis of presentation

The unaudited pro forma consolidated financial statements have been prepared in connection with the proposed acquisition (the “Acquisition”) of Titan Uranium Inc. (“Titan”) by Energy Fuels, Inc. (“EFI”). The unaudited pro forma consolidated financial statements have been prepared for illustrative purposes only and give effect to the Acquisition pursuant to the assumptions described in Note 4 to these unaudited pro forma consolidated financial statements. The unaudited pro forma consolidated balance sheet as at September 30, 2011 gives effect to the proposed Acquisition by EFI as if it had occurred as at September 30, 2011. The unaudited pro forma consolidated statement of operations for the twelve month period ended September 30, 2011 give effect to the proposed Acquisition as if it had occurred as at October 1, 2010.

The unaudited pro forma consolidated financial statements are not necessarily indicative of the operating results or financial condition that would have been achieved if the proposed Acquisition had been completed on the dates or for the periods presented, nor do they purport to project the results of operations or financial position of the consolidated entities for any future period or as of any future date. Any potential synergies that may be realized after consummation of the proposed Acquisition, if successful, have been excluded from the unaudited pro forma consolidated financial statement information.

The pro forma adjustments and allocations of the purchase price for Titan are based on estimates of the fair value of assets acquired and liabilities to be assumed. The final purchase price allocation will be completed after the asset and liability valuations are finalized.

In preparing the unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations, the following historical information, which was prepared in accordance with Canadian generally accepted accounting principles (“GAAP”), was used:

a.

Pro forma balance sheet as at September 30, 2011 combines the audited consolidated balance sheet of EFI as at September 30, 2011 and the audited consolidated balance sheet of Titan as at August 31, 2011.

b.

Pro forma statement of operations for the year ended September 30, 2011 combines the audited consolidated statement of operations of EFI for the year ended September 30, 2011 and the audited consolidated statement of operations of Titan for the year ended August 31, 2011.

The unaudited pro forma consolidated balance sheet and the unaudited pro forma consolidated statement of operations should be read in conjunction with the above noted financial statements, including the notes thereto. Certain of Titan’s assets, liabilities, income and expenses have been reclassified to conform to EFI’s consolidated financial statement presentation.

2.	Significant accounting policies

The accounting policies used in preparing the unaudited pro forma consolidated financial statements are set out in EFI’s audited consolidated financial statements for the year ended September 30, 2011. In preparing the unaudited pro forma consolidated financial statements, a review was undertaken by management to identify accounting policy differences where the impact was potentially material and could be reasonably estimated, to which none were identified. Accounting differences may be identified after consummation of the proposed Acquisition.

3.	Share acquisition of Titan

On December 5, 2011 the Company and Titan entered into a Business Combination Agreement (“Merger Agreement”) whereby EFI will acquire, by way of a plan of arrangement, all of the outstanding common shares of Titan. Upon closing of the Acquisition, Titan shareholders will receive 0.68 common shares of EFI for each whole common share of Titan and will own approximately 42% of the issued and outstanding common shares of EFI.

Under the terms of the Merger Agreement, all outstanding warrants of Titan will be exchanged for warrants in EFI. The number of shares received upon exercise and the exercise price of Titan’s outstanding warrants will be adjusted proportionately to reflect the share exchange ratio per the Merger Agreement.

The execution of the Merger Agreement followed satisfactory completion of the following conditions:

(1)	Satisfactory completion of due diligence investigations by the both parties.
(2)	Execution of support agreements with all directors and officers of Titan and with the two largest shareholders of Titan.
(3)	Execution of support agreements with all directors and officers of EFI and with the two largest shareholders of EFI.
(4)	Approval by the Board of Directors of each of Titan and EFI.

The Merger Agreement also provides that, upon signing of the Agreement and satisfaction of certain conditions, EFI will lend Titan up to US$1,500,000 in the form of a secured bridge loan. The loan is secured by Titan’s Sheep Mountain Project and would bear interest at a rate of 5% per annum payable at maturity and would mature upon the earlier of (i) the closing of the Acquisition and (ii) March 1, 2012. The Merger Agreement also permits Titan to obtain interim debt financing of up to $1,000,000 prior to the closing of the Acquisition. At September 30, 2011 no amounts had been loaned to Titan by EFI, nor had Titan obtained any interim debt financing.

The Merger Agreement contains customary deal protection mechanisms, including a break fee payable in certain events, non-solicitation provisions and rights to match a superior proposal. Completion of the Acquisition is also subject to the following additional conditions:

(1)	Sale of Titan’s Canadian mineral properties on terms acceptable to EFI.
(2)	Approval of the Acquisition by Titan shareholders.

(3)	Approval of the Acquisition by EFI shareholders.
(4)	Receipt of all required regulatory approvals, including acceptance by the Toronto Stock Exchange and TSX Venture Exchange.
(5)	Court approval of the plan of arrangement.

The cost of the Acquisition will include the fair value of the issuance of 88,255,818 EFI common shares at $0.30 Canadian dollars (“C$”), plus the issuance of 14,043,490 vested EFI warrants with a fair value of $665,310 as determined by the Black-Scholes option pricing model (using the following weighted average assumptions: risk free interest rate of 0.99, volatility of 99.2%, expected dividend yield of 0%, and an expected life of 0.91 years), plus EFI transaction costs of $1,037,777. As at August 31, 2011, Titan had 129,787,967 common shares outstanding and 20,652,191 warrants outstanding.

The Acquisition is expected to be accounted for as an asset acquisition under Canadian GAAP. The value of the share consideration has been based on the closing price of the Company’s shares on January 4, 2012 (the effective date of presentation of the Acquisition for purposes of the unaudited pro forma balance sheet). The Company will value the share consideration component based on the closing price of the Company’s shares on the date the Acquisition closes, which may result in an increase or decrease in the consideration for accounting purposes. Any increase in the Company’s share price is expected to increase the amounts allocated to “Mineral properties” and conversely, any decrease in the share price will reduce the amount allocated to “Mineral properties.”

ENERGY FUELS INC.
Notes to the Pro Forma Consolidated Financial Statements
For the Year Ended September 30, 2011
(Unaudited)
(Expressed in Canadian dollars)

3.	Share acquisition of Titan (continued)

The allocation of the purchase price is based upon management’s preliminary estimates and certain assumptions with respect to the fair value associated with the assets to be acquired and the liabilities to be acquired. The actual fair values of the assets and liabilities may differ materially from the amounts disclosed below in the assumed pro forma purchase price allocation as further analysis (including identification of intangible assets, if any, for which no amounts have been estimated and included in the preliminary amounts shown below) is completed. Consequently, the actual allocation of the purchase price is likely to result in different adjustments than those in the unaudited pro forma consolidated statements. EFI will complete a full and detailed valuation of the Titan assets. Therefore, it is likely that the fair values of assets and liabilities acquired will vary from those shown below and the differences may be material.

The preliminary purchase price assumed in these unaudited pro forma consolidated financial statements is subject to change and is summarized as follows:

Purchase price
Issuance of 88,255,818 common shares of EFI	$26,476,745
Issuance of 14,043,490 warrants of EFI	665,310
Estimated EFI transaction costs	1,037,777
$28,179,832

Fair value of assets and liabilities acquired
Net working capital acquired	940,210
Mineral properties	27,763,846
Restricted cash	1,994,253
Property, plant and equipment	38,727
Future tax liability	(1,667,316)
Other liabilities assumed	(889,888)
$28,179,832

4.	Effect of Acquisition on the unaudited pro forma consolidated financial statements

The unaudited pro forma consolidated financial statements incorporate the following adjustments:

a.	The $3.7 million fair value in excess of fair value of the assets acquired by EFI has been allocated on a preliminary basis to mineral properties as follows:

Mineral properties	$3,708,197
Fair value adjustment	3,708,197
Fair value of net assets acquired	24,471,635
Total consideration and equity investment	$28,179,832

b.

Estimated costs and expenses of the transaction are $1.85 million. EFI’s portion of transaction cost is $1,037,777 and is included as a component of the purchase price. EFI’s transaction costs include $425,000 that will be settled in EFI common shares, or 1,416,667 shares issued at $0.30 per share. Titan’s portion of transaction cost is $810,000 and is expensed as an adjustment to retained earnings;

c.	The issuance of 88,255,818 common shares of EFI for the common shares of Titan in connection with the Acquisition at a fair value of $26,476,745;

d.	The issuance of 14,043,490 vested warrants of EFI in connection with the Acquisition with a fair value of $665,310;

e.	The elimination of the historical equity accounts of Titan;

f.	The elimination of shares of EFI currently held by Titan with a fair value of $329,511 and an average cost of $486,367; and

g.	To record a future tax liability for increase in carrying value, with no corresponding increase in tax value. The mineral properties were increased by the amount of the future tax liability recorded.

5.	Pro forma shares outstanding

The average number of shares used in the computation of pro forma basic and diluted loss per share has been determined as follows:

Year Ended
September 30, 2011
Weighted average shares outstanding of EFI for the period	111,376,261
Shares issued to acquire Titan	88,255,818
Shares of EFI held by Titan	(1,046,067)
Shares issued to settle transaction costs	1,416,667
Pro forma weighted average shares of EFI	200,002,679

SCHEDULE E – AUDITED ANNUAL FINANCIAL STATEMENTS OF TITAN FOR
THE YEAR ENDED AUGUST 31, 2011

Titan Uranium Inc.
(a development stage company)

Consolidated Financial Statements
August 31, 2011 and 2010

Titan Uranium Inc.
(a development stage company)

Management’s Responsibility for Consolidated Financial Statements

The accompanying consolidated financial statements of Titan Uranium Inc. are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in conformity with Canadian generally accepted accounting principles. The consolidated financial statements include some amounts that are based on best estimates and judgments.

The management of the Company, in furtherance of the integrity and objectivity of data in the consolidated financial statements, has developed and maintains a system of internal accounting controls. Management believes the internal accounting controls provide reasonable assurance that financial records are reliable and form a proper basis for preparation of consolidated financial statements and that assets are properly accounted for and safeguarded.

The Board of Directors carries out its responsibility for the consolidated financial statements through its audit committee, the majority of which are independent directors. The audit committee reviewed the Company’s annual consolidated financial statements and recommended their approval to the Board of Directors. The shareholders’ auditors have full access to the audit committee, with and without management being present.

The shareholders’ auditors, Davidson & Company LLP, Chartered Accountants, in accordance with Canadian generally accepted auditing standards, have examined these consolidated financial statements and their independent professional opinion on the fairness of the consolidated financial statements is attached.

“Rahoul Sharan”	“Chris Healey”
Chief Financial Officer	President, CEO and Director

December 16, 2011

INDEPENDENT AUDITORS' REPORT

To the Directors of
Titan Uranium Inc.

We have audited the accompanying consolidated financial statements of Titan Uranium Inc. which comprise the consolidated balance sheet as at August 31, 2011 and the consolidated statements of operations, shareholders’ equity and cash flows for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of Titan Uranium Inc. as at August 31, 2011 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which describes conditions and matters that indicate the existence of a material uncertainty that may cast significant doubt about Titan Uranium Inc.’s ability to continue as a going concern.

Other Matters

The consolidated financial statements of Titan Uranium Inc. for the year ended August 31, 2010 were audited by another auditor who expressed an unmodified opinion on those statements on December 6, 2010.

“DAVIDSON & COMPANY LLP”

Vancouver, Canada	Chartered Accountants

December 12, 2011
(except as to Note 16, which is
as of January 10, 2012)

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED BALANCE SHEETS

	August 31,	August 31,
	2011	2010
	$	$

ASSETS

Cash and cash equivalents	2,065,966	2,362,674
Restricted cash	80,000	-
Receivables	318,450	428,418
Marketable securities (Note 3)	353,327	170,973
Prepaid expenses	14,459	56,766

Total current assets	2,832,202	3,018,831

Property and equipment (Note 4)	38,727	81,867
Resource properties (Note 5)	22,388,333	33,208,680
Reclamation deposit (Note 13)	1,994,253	2,413,052

Total assets	27,253,515	38,722,430

LIABILITIES AND SHAREHOLDERS’ EQUITY

Accounts payable and accrued liabilities	1,691,328	1,121,967
Current portion of asset retirement obligation (Note 6)	200,664	168,573

Total current liabilities	1,891,992	1,290,540

Asset retirement obligation (Note 6)	780,780	899,867
Derivative liability (Note 14)	109,108	323,371
Future income tax liabilities (Note 10)	-	1,480,000

Total liabilities	2,781,880	3,993,778

SHAREHOLDERS’ EQUITY
Share capital (Note 8)	82,818,466	76,329,984
Contributed surplus	16,403,929	15,224,010
Deficit	(74,750,760)	(56,825,342)

Total shareholders’ equity	24,471,635	34,728,652

Total liabilities and shareholders’ equity	27,253,515	38,722,430
Nature and continuance of operations (Note 1)
Commitments (Note13 )
Subsequent events (Note 16)

See accompanying notes

On behalf of the Board:

“Chris Healey”	“Rahoul Sharan”

Chris Healey	Rahoul Sharan
Director	Director

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended August 31,

	2011	2010
	$	$

EXPENSES

Accretion (Note 6)	68,560	81,358
Administration	991,219	993,591
Amortization	43,140	67,189
Consulting and professional fees	213,708	606,180
Corporate development	308,691	511,251
Foreign exchange loss	173,733	46,394
Stock-based compensation (Note 9)	985,736	587,664

Loss before other items	(2,784,787)	(2,893,627)

Other items

Gain on disposal of resource properties (Note 5)	658,152	-
Realized gain on disposal of marketable securities	146,472	-
Interest income	46,026	129,028
Realized gain on disposal of note receivable (Note 3)	-	81,385
Realized loss on derivative liability (Note 14)	(479,299)	-
Unrealized derivative liability gain/(loss) (Note 14)	(1,318,152)	635,137
Unrealized gain/(loss) on marketable securities	(1,068,713)	(142,179)
Write-down of resource properties and related deposits (Note 5)	(15,136,117)	(3,543,924)

Loss before income taxes	(19,936,418)	(5,734,180)

Future income tax recovery (Note 10)	2,011,000	880,000

Net loss and comprehensive loss	(17,925,418)	(4,854,180)

Loss per share - basic and diluted	(0.15)	(0.05)

Weighted average number of shares outstanding Basic and diluted	123,433,318	105,979,144

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

For the Years Ended August 31,

	2011	2010
	$	$
SHARE CAPITAL
Balance, beginning of year	76,329,984	76,324,484
Shares issued for resource property acquisition	11,000	5,500
Private placement	5,998,869	-
Exercise of options	972,800	-
Exercise of warrants	36,813	-
Flow-through renunciation	(531,000)	-
Balance, end of year	82,818,466	76,329,984

CONTRIBUTED SURPLUS
Balance, beginning of year	15,224,010	14,485,945
Stock-based compensation	1,229,347	738,065
Finders warrants issued on private placement	301,749	-
Exercise of options	(386,392)	-
Warrants issued on re-financing (Note 14(ii))	45,000	-
Exercise of warrants	(9,785)	-
Balance, end of year	16,403,929	15,224,010

DEFICIT
Balance, beginning of year	(56,825,342)	(51,971,162)
Net loss for the year	(17,925,418)	(4,854,180)
Balance, end of year	(74,750,760)	(56,825,342)

Titan Uranium Inc.
(a development stage company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended August 31,

	2011	2010
	$	$

OPERATING ACTIVITIES
Loss for the year	(17,925,418)	(4,854,180)
Adjustment for items not involving cash and other:
Accretion	68,560	81,358
Accrued interest on note receivable and deposit	-	(12,563)
Amortization	43,140	67,189
Finance cost (Note 14(iii))	45,000	-
Unrealized foreign exchange	79,396	18,505
Future income tax recovery	(2,011,000)	(880,000)
Gain on disposal of marketable securities	(146,472)	-
Gain on disposal of resource properties	(658,152)	-
Realized loss on derivative liability	479,299	-
Realized gain on disposal of note receivable	-	(81,385)
Settlement of asset retirement obligation	(17,880)	(169,134)
Partial settlement of derivative liability	(1,011,714)	-
Stock-based compensation	985,736	587,664
Unrealized (gain)/loss on derivative instrument	1,318,152	(635,137)
Unrealized loss on marketable securities	1,068,713	142,179
Write-down of resource properties	15,136,177	3,543,924

Changes in non-cash working capital items:
Receivables	(76,400)	(8,577)
Prepaid expenses	42,307	193,729
Accounts payable and accrued liabilities	(170,873)	(148,370)

Cash used in operating activities	(2,751,429)	(2,154,798)

FINANCING ACTIVITIES
Proceeds from issuance of common shares, net of share issue costs	6,914,054	-
Restricted cash	(80,000)	-

Cash provided by financing activities	6,834,054	-

INVESTING ACTIVITIES
Proceeds from disposal of note receivable	-	50,940
Proceeds from disposal of marketable securities	277,462	-
Resource property expenditures	(4,882,581)	(4,137,138)
Reclamation deposits	225,786	(1,084,702)
Purchase of property and equipment	-	(16,416)

Cash used in investing activities	(4,379,333)	(5,187,316)

Decrease in cash and cash equivalents during the year	(296,708)	(7,342,114)

Cash and cash equivalents, beginning of the year	2,362,674	9,704,788

Cash and cash equivalents, end of the year	2,065,966	2,362,674
See Note 11

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Titan Uranium Inc. (“the Company” or “Titan”) is engaged in the exploration and development of uranium properties in Canada and the United States and has not yet determined the existence of economically recoverable reserves. The recoverability of amounts shown for mineral properties is dependent upon the existence of economically recoverable reserves in its mineral properties, confirmation of the Company’s interest in the underlying mineral claims, the ability of the Company to obtain the necessary financing to complete its development, and the attainment and maintenance of future profitable production or disposition thereof.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assumes that the Company will be able to meet its obligations and continue its operations for the next fiscal year. Realization values may be substantially different from carrying values as shown and these financial statements do not give effect to adjustments that would be necessary to the carrying values and classification of assets and liabilities should the Company be unable to continue as a going concern. At August 31, 2011, the Company had not yet achieved profitable operations, had accumulated losses of $74,750,760 since inception and expects to incur further losses in the development of its business. The Company ability to continue as a going concern is dependent upon its ability to generate future profitable operations and/or obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

The Company is currently in the process of a proposed transaction with Energy Fuels Inc. (“Energy Fuels”) (Note 16).

2.	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles and reflect the following significant accounting policies:

Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of commitments and contingencies at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ materially from those estimates.

A significant element of measurement uncertainty involves the review of carrying amounts of resource properties to assess the possibility of impairment. Impairment assessments involve the use of management's best estimates based on assumptions that reflect the most probable set of economic conditions and planned activity on the mineral properties. Changes in assumptions used to assess impairment could have a material impact on the financial statements.

Other significant areas requiring the use of management estimates include the determination of stock based compensation, asset retirement obligations, derivative liability and future income tax liabilities.

Titan Uranium Inc.
(a development stage company)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries: Uranium Power Corp. and Titan Uranium USA Inc. Inter-company accounts and transactions have been eliminated on consolidation.

Foreign currency translation

The functional currency of the Company and of each of its subsidiaries is the Canadian dollar. Accordingly, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the year-end. Non-monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at historical rates. All revenue and expenses denominated in foreign currencies are translated into Canadian dollars at rates of exchange prevailing at the transaction date. Gains or losses resulting from translation are included in the consolidated statement of operations.

Cash and cash equivalents

Cash and cash equivalents consist of cash and highly liquid investments that, upon acquisition, have an initial term to maturity of three months or less and are readily convertible into cash.

Financial Instruments

The Company classifies financial assets and liabilities as held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition, except for those arising from certain related party transactions which are accounted for at the transferor’s carrying amount or exchange amount in accordance with the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3840, “Related Party Transactions”.

Subsequent to their initial recognition, financial assets and liabilities classified as held-for-trading are measured at fair value, with gains and losses recognized in operations, financial assets classified as held-to-maturity, loans and receivables, and financial liabilities other than those classified as held-for-trading are measured at amortized cost, using the effective interest method of amortization; financial assets classified as available-for-sale are measured at fair value, with unrealized gains and losses being recognized as other comprehensive income until realized, or if an unrealized loss is considered other than temporary, the unrealized loss is recorded in operations. The Company has elected to account for transaction costs related to the issuance of financial instruments as a reduction of the carrying value of the related financial instruments.

CICA Handbook Section 3862, Financial Instruments – Disclosures requires disclosure about the inputs used in making fair value measurements, including their classification within a hierarchy that prioritizes their significance. The three levels of the fair value hierarchy are:

Titan Uranium Inc.
(a development stage company)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Financial Instruments (continued)

Level 1:	Unadjusted quoted prices in active markets for identical assets or liabilities;
Level 2:	Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
Level 3:	Inputs that are not based on observable market data.

See Note 14 for relevant disclosures.

Property and equipment

Property and equipment are carried at cost less accumulated amortization. The Company provides for amortization on the following basis:

Computer equipment	3 years straight line
Exploration equipment	3 years straight line
Leasehold improvements	straight line over the term of the lease
Office furniture	5 years straight line

Resource properties

The Company is in the exploration stage and accounts for its mineral interests, including various joint property interests, whereby the Company’s share of costs related to acquisition, exploration and development are capitalized. These costs will be amortized against revenue from future production or written off if the interest is abandoned or sold.

The carrying value of resource properties is reviewed at least annually by management on a property-by-property basis to determine if it has become impaired. If impairment is deemed to exist, the resource property is written down to its net recoverable value. The ultimate recoverability of the amounts capitalized for the resource properties is dependent upon the delineation of economically recoverable mineral reserves, the Company’s ability to obtain the necessary financing to complete their development and realize profitable production or proceeds from the disposition thereof. Management’s estimates of recoverability of the Company’s investment in various projects have been based on current conditions. However, it is possible that changes could occur in the near term which could adversely affect management’s estimates and may result in a further write-down of capitalized property carrying values.

Reclamation deposits

Deposits are cash and cash equivalents on deposit at financial institutions and pledged as security for letters of credit issued in favor of various regulatory agencies to support future reclamation obligations on resource properties in Canada and the United States. The deposits will be released to the Company when the reclamation obligations are satisfied.

Titan Uranium Inc.
(a development stage company)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Asset retirement obligations

The Company recognizes the fair value of liabilities for asset retirement obligations in the period in which they occur and/or in which a reasonable estimate of such costs can be made. Asset retirement obligations are recorded as liabilities with a corresponding increase to the carrying amount of the related long-lived assets. Subsequently, the asset retirement costs are allocated to expenses using a systematic and rational method and are also adjusted to reflect period-to-period changes in the liabilities resulting from passage of time and revisions to either timing or the amount of the original estimate of the undiscounted cash flows.

The Company estimates its asset retirement obligations based on its understanding of current environmental regulations and related laws in the jurisdictions where it operates. Regulations and laws are continually changing and are generally expected to become more restrictive. New regulations or interpretations of the law could materially change the Company’s asset retirement obligations.

Income taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, measured using substantively enacted tax rates and laws that will be in effect when the differences are expected to reverse. The effect on future income tax assets and liabilities of a change in income tax rates is included in the period that includes the enactment date. Future tax benefits are recognized to the extent that realization of such benefits is more likely than not to occur.

Stock-based compensation

The Company has a share option plan which is described in Note 9.

Options granted under the share option plan are accounted for using the fair-value method.

The fair value of stock options is measured at the grant date of the options using the Black-Scholes Option Pricing Model with assumptions for risk-free interest rates, dividend yields, volatility factors of the expected market price of the Company’s common shares and expected life of the options and is recognized over the vesting period of the options on a graded vesting method. Awards based on share performance are recognized upon achievement of the targeted share price. Stock based compensation is recognized as expense with a corresponding increase in contributed surplus. On exercise of the stock option, consideration received and the estimated fair value previously recorded in contributed surplus is recorded as share capital.

The Company also accounts for grants of warrants in accordance with the fair value method.

Titan Uranium Inc.
(a development stage company)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Flow-through shares

The Company finances a portion of its exploration activities through the issuance of flow-through shares. Certain tax deductible exploration and development expenditures funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. To recognize the forgone tax benefits to the Company, the future income tax liability and the carrying value of the shares issued are adjusted by the effect of the tax benefits renounced to subscribers. The future income tax liability is recorded when the expenditures are renounced by the Company.

If the Company has sufficient unused tax loss carry forwards or other future income tax assets to offset all or part of this future income tax liability and no future income tax assets have previously been recognized for these items, a portion of the unrecognized future income tax asset is recognized and recorded as income up to the amount of the future income tax liability that would otherwise be recognized.

Earnings (loss) per share

Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the year. Diluted earnings (loss) per share amounts are calculated giving effect to the potential dilution that would occur if securities or other contracts to issue common shares were exercised or converted to common shares using the treasury stock method. The treasury stock method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate.

As the Company incurred net losses in the years ended August 31, 2011 and 2010, the stock options and share purchase warrants, as disclosed in Note 9, were not included in the computation of loss per share as their inclusion would be anti-dilutive.

Future changes in significant accounting policies

The following accounting standards have been issued by the Canadian Institute of Chartered Accountants but are not yet effective.

Section 1582, “Business combinations” replaces Section 1581 effective for years beginning on or after January 1, 2011. The principal changes are: assets, liability and equity are recognized at full fair value rather than the acquirer’s interest in the fair value; a bargain purchase resulting in negative goodwill is recognized as a gain in net income in the acquisition period.

Section 1601, “Consolidated financial statements” replaces Section 1600 effective for years beginning on or after January 1, 2011. The principal changes are those reflecting the changes in new Section 1582 and the recognition of non controlling interest at fair value.

Section 1602, “Non controlling interests” effective for years beginning on or after January 1, 2011 in conjunction with Section 1582, “Business combinations”, and Section 1601, “Consolidated financial statements”, recognizes a non controlling interest at fair value in the equity section of the balance sheet.

Titan Uranium Inc.
(a development stage company)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Future changes in significant accounting policies (continued)

Management has evaluated the adoption of these policies and does not anticipate any impact on the financial statements.

Canada’s Accounting Standards Board (AcSB) has ratified a strategic plan calling for the convergence of Canadian GAAP with International Financial Reporting Standards (IFRS), by publically accountable enterprises in Canada. The AcSB has confirmed that IFRS will replace current Canadian GAAP standards for fiscal years starting on or after January 1, 2011. As a result, the Company will be required to prepare its consolidated financial statements in accordance with IFRS for interim and annual periods beginning September 1, 2011. The Company’s financial statements for interim and annual periods ended August 31, 2011 will require restatement.

3.	MARKETABLE SECURITIES

Marketable securities are classified as held-for-trading, are stated at their fair values and consist of the following:

	August 31,	August 31,
	2011	2010
	$	$
Cue Resources Ltd.
2,381,626 common shares	-	130,990
2,381,626 warrants expiring March 30, 2012	23,816	39,983
Energy Fuels Inc.
1,046,067 common shares	329,511	-

	353,327	170,973

On March 30, 2010, the Company accepted a combination of cash and securities as repayment of a note receivable which had a balance of USD$277,491 ($282,708). Repayment of the note consisted of USD$50,000 ($50,940) cash, 2,381,626 common shares of Cue Resources Ltd. (Cue), a company related by way of a common director, and 2,381,626 common share purchase warrants of Cue exercisable at $0.15 for a period of two years. The Company valued the Cue common shares at $202,430 based on the market as quoted on the TSX Venture Exchange (“TSX-V”) and valued the common share purchase warrants at $110,715 using the Black-Scholes option pricing model. The total proceeds received for repayment of the note resulted in a gain on disposal of $81,385.

Titan Uranium Inc.
(a development stage company)

4.	PROPERTY AND EQUIPMENT

		Accumulated	Net Book
	Cost	Amortization	Value
	$	$	$

2011
Computer equipment	116,951	100,709	16,242
Exploration equipment	215,039	208,733	6,306
Leasehold improvements	2,537	1,047	1,490
Office furniture	57,497	42,808	14,689

	392,024	353,297	38,727

2010
Computer equipment	116,951	81,182	35,769
Exploration equipment	215,039	195,455	19,584
Leasehold improvements	2,537	783	1,754
Office furniture	57,497	32,737	24,760

	392,024	310,157	81,867

5.	RESOURCE PROPERTIES

			Disposal /
		Deferred	Write-down
	Acquisition	Exploration /	of resource
	Costs	Development	properties	Total
	$	$	$	$

2011
Nunavut [a]	78,266	1,672,054	(1,532,468)	217,852
Saskatchewan [b]	5,729,668	9,812,129	(13,596,514)	1,945,283
Wyoming [c]	11,958,569	7,475,991	-	19,434,560
Utah [c]	1,227,989	265,953	(703,304)	790,638

	18,994,492	19,226,127	(15,832,286)	22,388,333

2010
Nunavut [a]	144,776	2,941,445	(1,417,810)	1,668,411
Saskatchewan [b]	6,694,074	10,549,458	(2,032,877)	15,210,655
Wyoming [c]	12,045,823	3,040,173	(93,237)	14,992,759
Utah [c]	1,069,271	267,584	-	1,336,855
Arizona [c]	253,735	7,440	(261,175)	-
Colorado [c]	257,241	3,934	(261,175)	-

	20,464,920	16,810,034	(4,066,274)	33,208,680

Titan Uranium Inc.
(a development stage company)

5.	RESOURCE PROPERTIES (continued)

[a]	Thelon, Nunavut Properties

On May 31, 2005, the Company purchased an option to acquire a 100% interest in eight mining leases located in Nunavut Territory and known as the Thelon Uranium Project (“the Project”).

The Company has committed to pay the optionor a 2% Net Smelter Royalty (NSR). This NSR may be reduced to 1% on the payment of $1,000,000 and be reduced to 0.5% on the payment of an additional $1,000,000. The Company will pay advance royalties of $20,000 per year while it owns this Project.

On June 13, 2007 the Company entered into an agreement with Mega Uranium Ltd. (Mega), a company related by common directors and officers, for Mega to acquire a 51% interest in all of Titan’s owned and to be owned claims in the Thelon Basin. In order to earn the interest, Mega had committed to expend an aggregate of $5,000,000 on the properties on or before December 31, 2008 on exploration work programs.

As at August 31, 2008, Mega fulfilled the terms and conditions necessary to earn an undivided 51% interest in the Properties.

During fiscal 2010, the Company abandoned certain claims in Nunavut and wrote-down $1,417,810 of capitalized costs relating to the abandoned claims.

Subsequent to August 31, 2011, the Company began negotiations to sell its Canadian properties, including the Thelon properties and, accordingly, the Company wrote down the property to its estimated net realizable value of $217,852.

[b]	Athabasca, Saskatchewan Properties

In July 2005, the Company entered into an agreement to acquire a 100% interest in certain mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 2% NSR , with the option in favour of the Company to buy back 1% of the NSR by paying to the vendor $1,000,000 at any time prior to commercial production from the claims.

As part of the agreement, the Company has granted the vendor a 10% carried interest in the claims with such carried interest remaining in effect until the commencement of commercial production by the Company on one or more claims with all costs payable attributable to the Vendor to be paid by the Company and repaid by the vendor from its working interest and/or initial NSR.

In December 2006, the Company acquired a 100% interest in mineral property claims located in the Athabasca Basin, Saskatchewan.

The Company has committed to pay the vendor a 1% NSR on all contributed properties.

Titan Uranium Inc.
(a development stage company)

5.	RESOURCE PROPERTIES (continued)

[b]	Athabasca, Saskatchewan Properties (continued)

As part of the agreement, the Company has granted the vendor a 10% working interest in each claim, carried by Titan to completion of a bankable feasibility study, after which the vendor may elect to participate as to its 10% interest or convert its interest into an additional 1% NSR

In May 2008 the Company signed an agreement with Japan Oil, Gas and Metals National Corporation (“JOGMEC”) whereby JOGMEC can acquire an undivided 50% working interest in the Company’s Virgin Trend and Knight properties in the Athabasca basin upon the full spending of $9,000,000 on exploration prior to March 31, 2011. In July 2010, the Company and JOGMEC agreed to defer future exploration work until market conditions improve.

In November 2008 the Company signed an agreement with JOGMEC whereby JOGMEC can earn an undivided 50% working interest in the Company’s Border Block project which consists of the Maybelle, Gartner and King properties. JOGMEC can earn a 50% working interest upon the full spending of $6,000,000 prior to March 31, 2012.

During fiscal 2010, the Company abandoned certain claims in Saskatchewan and wrote-down $2,032,877 of capitalized costs relating to the abandoned claims.

In August 2011, the Company entered into an agreement to acquire 50% undivided interest in mineral claims located in the Athabasca Basin area of Saskatchewan. The interest could be earned by spending an aggregate of $500,000 in exploration expenditures in installments over a three year period ending October 30, 2014, with the first exploration expenditure of $175,000 due on or before October 30, 2012.

The Company has committed to pay the vendor a 2% NSR upon commencement of commercial production on the property.

Subsequent to August 31, 2011, the Company began negotiations to sell its Canadian properties, including the Athabasca properties and, accordingly, the Company wrote down the property to its estimated net realizable value of $1,945,283.

[c]	United States properties

The United States properties consisted of the following projects and ownership interests:

Utah – Green River North, 100% interest [iv]
Utah – Green River South, 70% interest [ii]
Wyoming – East Shirley, 100% interest [iii]
Wyoming - Sheep Mountain, 100% interest, subject to royalties ranging from 1% - 10% on the gross proceeds from the sale of mineral ore produced. [i]

[i] In October 2009, the Company acquired the remaining 50% interest in the Sheep Mountain and Green River North properties, and disposed of the Breccia Pipes, Arizona and Burro Canyon, Colorado projects.

Titan Uranium Inc.
(a development stage company)

5.	RESOURCE PROPERTIES (continued)

[c]	United States properties (continued)

The transaction was completed with the Company’s Joint Venture partner Uranium One Inc. (“Uranium One”). As a result of the transaction, the Company owns 100% of the Sheep Mountain and Green River North properties. In exchange for Uranium One’s interest in the Sheep Mountain and Green River North properties, the Company paid USD$850,000 and agreed to pay an additional USD$2,000,000 if the month-end spot uranium price reported by Ux Consulting Company exceeds USD$65 per pound within three years and an additional USD$4,000,000 if the month-end spot uranium price exceeds USD$85 per pound within three years. The Company also assumed the remaining 50% of the asset retirement obligation related to Sheep Mountain that was not previously recognized.

The USD$2,000,000 and USD$4,000,000 payments that are based on the spot uranium price were considered to be an embedded derivative and were valued at USD$911,910 using an option pricing model to form part of the acquisition price of the Sheep Mountain and Green River North properties acquired from Uranium One. The derivative constitutes a liability that is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on the Consolidated Statement of Operations.

The Company received USD$500,000 from Uranium One for the 50% interest in the Breccia Pipes and Burro Canyon properties.

[ii] The Company has an option to earn up to a 70% working interest in the property by completing the following:

Cash payments of:
•	USD$146,250 by December 31, 2009 (paid);
•	USD$146,250 by December 31, 2010 (paid);

Cumulative exploration spending of:
•	USD$1,023,750 by December 31, 2009 (completed);
•	USD$1,365,000 by December 31, 2010 (completed);

Issuing common shares of the Company in the amount of;
•	25,000 shares by December 31, 2009 (issued at a value of $5,500);
•	25,000 shares by December 31, 2010 (issued at a value of $11,000).

During the current fiscal year, the Company completed all of its obligations under the agreement and earned their 70% interest.

[iii] During fiscal 2010, the Company abandoned the East Shirley claims in Wyoming and wrote-down $93,237 of capitalized costs relating to the abandoned claims.

[iv] In January 2011, the Company entered into an agreement with Energy Fuels to sell 100% of its Green River South property in return for US$1,200,000 worth of common shares of Energy Fuels. The Company received 1,046,067 common shares in February 2011, which had a value of $1,361,456 when they were received, and accordingly, the Company recorded a gain of $658,152 as a result of the sale.

Titan Uranium Inc.
(a development stage company)

6.	ASSET RETIREMENT OBLIGATION

The Company’s asset retirement obligation relates to the cost of removal and restoring the Sheep Mountain property.

At August 31, 2011, the Company estimated the total undiscounted asset retirement obligation to be $1,609,915 (2010 - $1,866,811). Future cash flows required to satisfy the obligation are estimated to occur between 2012 and 2030. An estimated inflation rate of 3.5% and an estimated credit adjusted rate of 15% were applied to the future cash flow estimates.

Amount
$
Balance, August 31, 2009	593,527
Liability assumed on acquisition of Sheep Mountain property (Note 5c)	570,672
Accretion expense	81,358
Settlement of liability	(169,134)
Effect of change in exchange rate	(7,983)
Balance, August 31, 2010	1,068,440
Accretion	68,560
Settlement of liability	(17,880)
Adjustment on estimate	(53,795)
Effect of change in exchange rate	(83,881)
Balance, August 31, 2011	981,444
Less: current portion	200,664
Balance	780,780

The Company estimates its asset retirement obligations based on its understanding of current environmental regulations and related laws in the jurisdictions where it operates. Regulations and laws are continually changing and are generally expected to become more restrictive. New regulations or interpretations of the law could materially change the Company’s asset retirement obligations.

7.	RELATED PARTY TRANSACTIONS

The Company has entered into the following transactions with parties not at arm’s length to the Company. These transactions have been recorded at the exchange amounts which is the amount agreed to by the transacting parties.

The Company paid or accrued consulting fees totaling $405,557 (2010 - $570,213) to directors and officers of the Company or companies controlled by directors and officers of the Company for the period ended August 31, 2011. Consulting fees have been expensed to operations or capitalized to resource properties based on the nature of the expenditure.

The Company paid or accrued rent of $35,000 to a company with a common director.

Receivables with a balance of $84,166 (2010 - $57,601) is owing from a joint venture partner with directors and officers in common and accounts payable and accrued liabilities include $21,194 due to directors, officers and a company with a director in common.

A note receivable was repaid during fiscal 2010 from a company with a director in common (Note 3).

Titan Uranium Inc.
(a development stage company)

8.	SHARE CAPITAL

[a]	Authorized: Unlimited number of common shares without par value
[b]	Issued and fully paid – common shares:

	Shares	Amount
	#	$

Balance, August 31, 2009	105,962,021	76,324,484

Shares issued for resource property acquisition (Note 5)	25,000	5,500

Balance, August 31, 2010	105,987,021	76,329,984

Private placement [i]	20,949,352	5,998,869
Flow-through renunciation	-	(531,000)
Share issued for resource property acquisition (Note 5)	25,000	11,000
Exercise of options	2,736,500	972,800
Exercise of warrants	90,094	36,813

Balance, August 31, 2011	129,787,967	82,818,466

[i] Private placement

On November 30, 2010 the Company completed a non-brokered private placement of 16,576,630 units (“Units”) at a price of $0.30 per Unit and 4,372,722 flow-through units (“FT Units”) at a price of $0.45 per FT Unit for aggregate gross proceeds of $6,940,714. Each Unit consisted of one common share of the Company and one common share purchase warrant (“Warrant”). Each Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.45 per common share for a period of two years from November 30, 2010. Each FT Unit consisted of one flow-through share of the Company and one-half of one common share purchase warrant (“FT Warrant”) Each FT Warrant entitles the holder to purchase one additional common share of the Company at an exercise price of $0.50 per common share for a period of two years from November 30, 2010.

In connection with the private placement, the Company paid finder’s fees which consisted of cash of $536,757, 1,389,200 finders warrants (“Finder’s Warrants”) and other cash costs of $103,339. Each Finder’s Warrant entitles the holder to acquire a finder’s unit (“Finder’s Unit”) at a price of $0.30 per Finder’s Unit for a period of two years from November 30, 2010. Each Finder’s Unit consists of one common share and one non-transferrable common share purchase warrant (“Finder’s Unit Warrant”). Each Finder’s Unit Warrant is entitles the holder to acquire a common share of the Company at a price of $0.45 per common share for a period of two years from November 30, 2010. The fair value of the Finder’s Warrants of $301,749 was recorded as share issue costs. The fair value of the Finder’s Warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.62%; Expected dividend yield of 0%; Expected volatility of 112%; and expected life of 2 years.

Titan Uranium Inc.
(a development stage company)

8.	SHARE CAPITAL (continued)

[i] Private placement (continued)

During the year ended August 31, 2011, the Company renounced $1,967,725 of resource expenditures to investors. As at August 31, 2011, the Company has incurred approximately $325,000 of expenditures eligible for flow-through with respect to these flow-through share proceeds. Expenditures related to the use of flow-through share proceeds are included in exploration costs but are not available as a tax deduction to the Company as the tax benefits of these expenditures have been renounced to the investors; accordingly, the Company has recorded a charge of $531,000 to share capital and a corresponding future income tax liability.

9.	STOCK OPTIONS AND WARRANTS

Stock Options

The Company has established a share option plan whereby options may be granted to directors, officers, employees and consultants up to an aggregate of 10% of the issued and outstanding shares of the Company. Options granted have an exercise price of not less than the market price on the date of grant less the applicable discount, if any, permitted by the policies of the TSX-V and approved by the Board. The options can be granted for a maximum of 5 years and vest as determined by the board of directors. Stock options granted to investor relations vest in accordance with the terms of the TSX-V at 25% three months after the grant and 25% every three months thereafter.

The fair value of stock options granted for the years ended August 31, 2011 and 2010 was estimated using the Black-Scholes option-pricing model with the following weighted average assumptions:

	2011	2010

Risk-free interest rate	1.47% - 2.65%	1.35%
Expected life of options	2 to 4.76 yrs	1.63 yrs
Annualized volatility	79% - 212%	124%
Dividend rate	Nil	Nil
Forfeiture	16%	16%
Fair value per option	$0.44	$0.12

The fair value of options expensed from options granted was $985,736 (2010 – $587,664). The fair value of options capitalized to resource properties was $243,611 (2010 – $150,401).

Titan Uranium Inc.
(a development stage company)

9.	STOCK OPTIONS AND WARRANTS (continued)

Stock option transactions and the number of stock options outstanding are summarized as follows for the years ended August 31, 2011 and 2010.

	Weighted
	Number of	Average
	Options	Price
	#	$

Balance, August 31, 2009	2,054,000	0.69
Cancelled/Forfeited	(1,887,333)	0.68
Granted	5,732,500	0.22

Balance, August 31, 2010	5,899,167	0.23

Expired	(166,667)	0.78
Cancelled	(160,000)	0.27
Granted	3,150,000	0.59
Approved by shareholders	495,000	0.16
Exercised	(2,736,500)	0.21
Balance, August 31, 2011	6,481,000	0.40

Options outstanding and exercisable at August 31, 2011 had exercise prices and years remaining to expiry as follows:

		Exercise	Weighted
Number of		Price of	Average
Options	Number of	Options	Exercise Price
Outstanding	Shares Exercisable	Outstanding	of Options Exercisable	Expiry Date

1,917,500	1,917,500	0.265		September 8, 2012
1,413,500	1,376,000	0.155		July 29, 2013
3,150,000	3,075,000	0.59		January 25, 2016

6,481,000	6,368,500	$0.40	$0.40

Titan Uranium Inc.
(a development stage company)

9.	STOCK OPTIONS AND WARRANTS (continued)

Warrants

The Company had the following warrants outstanding which were granted in conjunction with a private placement.

		Weighted
	Number of	Average
	Warrants	Price
	#	$
Balance, August 31, 2009 and 2010	-	-
Issued	20,152,191	0.45
Exercised	(90,094)	0.30
Issued	90,094	0.45
Issued	500,000	0.21

Balance, August 31, 2011	20,652,191	0.44

Number of	Exercise Price
Warrants	of Warrants
Outstanding	Outstanding	Expiry Date

2,186,361	0.50	November 30, 2012
16,576,630	0.45	November 30, 2012
1,299,106	0.30	November 30, 2012**
500,000	0.21	August 3, 2013
90,094	0.45	November 30, 2012

20,652,191	$0.44

**

Finders’ Warrants are exercisable into a Finders’ Unit, which consists of one share and one share purchase warrant which entitles the holder the right to acquire a common share of the Company at a price of $0.45 per common share until November 30, 2012.

10.	INCOME TAX

The significant components of future income tax assets and liability are as follows:

	August 31,	August 31,
	2011	2010
	$	$
Assets
Loss carry forwards	3,973,000	3,943,000
Resource properties	2,084,000	3,309,000
Share issue costs	128,000	116,000
Asset retirement obligation	-	363,000
Property and equipment	119,000	115,000
Future income tax assets before valuation allowance	6,304,000	7,846,000
Valuation allowance	(6,304,000)	(7,846,000)
Future income tax assets, net of valuation allowance	-	-

Liabilities
Resource properties	-	1,480,000

Net future income tax liabilities	-	1,480,000

Titan Uranium Inc.
(a development stage company)

10.	INCOME TAX (continued)

Certain future tax assets have been reduced to zero through the utilization of a valuation allowance because of a high degree of uncertainty surrounding their realization due to the nature of the business.

The effective income tax rate differs from the statutory rate as follows:

	August 31,	August 31,
	2010	2010
	$	$

Loss before income taxes	19,936,418	5,734,180
Income tax rate	28.00%	30.00%

Expected tax recovery	5,580,000	1,720,000
Non-deductible items including stock-based compensation	(1,283,000)	(261,000)
Tax benefits not recognized	(2,753,000)	(464,000)
Effect of rate change	467,000	(115,000)

Future income tax recovery	2,011,000	880,000

At August 31, 2010, the Company had operating losses for income tax purposes of approximately $15,640,100 which can be carried forward to reduce taxes in future years. These losses expire between August 31, 2012 and August 31, 2031.

11.	SUPPLEMENTARY CASH FLOW INFORMATION

The significant non-cash transactions for the year ended August 31, 2011 were:

i)	Receipt of 1,046,067 shares of Energy Fuels on disposal of Green River South (Note 5);
ii)	Issuance of 500,000 warrants at a value of $45,000 to Uranium One pursuant to the July 31, 2011 amendment and accrual of $984,162 (US$1,000,000) (Note 14);
iii)	Shares issued for a mineral property for $11,000;
iv)	Revision of asset retirement obligation and related asset of $53,795;
v)	Resource property recoveries included in receivables of $115,575;
vi)	Resource property expenditures included in accounts payable and accrued liabilities of $580,301.
vii)	Issuance of 1,389,200 Finders’ Warrants at a value of $301,749.

As at August 31, 2011, cash and cash equivalents consisted entirely of cash.

Other cash-flow information	2011

Cash paid for interest	-
Cash paid for taxes	-

Titan Uranium Inc.
(a development stage company)

12.	SEGMENTED INFORMATION

The Company operates one reportable segment, being the exploration and development of uranium resource properties. The Company operates in two geographic segments; Canada and the United States. Capital assets by geographic area are as follows:

August 31, 2011	Canada	United States	Total
	$	$	$
Property and equipment	38,387	350	38,727
Resource properties	2,163,135	20,225,198	22,388,333

August 31, 2010	Canada	United States	Total
	$	$	$
Property and equipment	81,517	350	81,867
Resource properties	16,879,066	16,329,614	33,208,680

13.	COMMITMENTS

a.	As of August 31, 2011, the Company is committed to operating leases for office space and office equipment as follows:

Year
$

2012	76,000
2013	31,000
2014	27,000

134,000

b.

The Company has cash deposits totaling $1,994,253 (2010: $2,413,052) that serve as collateral for letters of credit that have been pledged in favour of certain regulatory authorities. The deposits bear interest at market rates. The deposits will be returned to the Company when site reclamation at the Company’s mineral properties has been completed to the satisfaction of the regulatory authorities.

Titan Uranium Inc.
(a development stage company)

14.	FINANCIAL INSTRUMENTS

i)	Fair Value

The following table represents the Company’s fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis.

As at August 31, 2011
Description	Total	Level 1	Level 2	Level 3

Cash and cash equivalents	$2,065,966	$2,065,966	–	–
Restricted cash	80,000	80,000	–	–
Held-for-trading securities	353,327	353,327	–	–
Derivative liability	(109,108)	–	–	(109,108)
Net	$2,390,185	$2,499,293	$–	$(109,108)

Financial assets - The Company has designated its cash and cash equivalents, restricted cash and marketable securities as held-for-trading, which are measured at fair value. Receivables are classified as loans and receivables, which are measured at amortized cost. Due to the short-term maturity of receivables, the carrying amount approximates fair value. The Company has not entered into any hedging relationships and does not hold any other available-for-sale securities that would result in the recognition of other comprehensive income or loss.

Financial liabilities - Accounts payable and accrued liabilities are classified as other financial liabilities, which are measured at amortized cost. Due to the short term nature of accounts payable and accrued liabilities, carrying amounts approximate fair value.

ii)

Derivatives – Derivatives may be embedded in other financial instruments or within non- financial contracts. Under CICA HB 3855, certain embedded derivatives may require separate recognition at fair value. Pursuant to the acquisition of properties on October 1, 2009 described in note 5(c), the Company must make a payment of USD$2,000,000 if, within three years, the month end spot uranium price exceeds USD$65 per pound, and a payment of USD$4,000,000 if the month end spot uranium price exceeds USD$85 per pound. The Company has determined that the payment terms constitute an embedded derivative and have valued the derivative liability using a valuation model. The uranium spot price and the expected volatility of the uranium spot price have a significant impact on the value derived from the valuation model.

At August 31, 2011, the derivative liability had an estimated value of $109,108 (2010 - $323,371).

On January 31, 2011 the month end spot price was USD$73 per pound resulting in the requirement to make a cash payment of USD$2,000,000 by July 31, 2011. USD$2,000,000 was recognized as an accrued liability resulting in a realized loss on the derivative liability of $479,299. On July 31, 2011, the Company amended the payment terms as follows: cash payment of USD$1,000,000 (paid) by August 3, 2011 and the remaining balance of USD$1,000,000 on July 31, 2012 plus accrued interest thereon from July 31, 2011 until paid at a rate of 5% per annum, which is included in accounts payable at August 31, 2011.

Titan Uranium Inc.
(a development stage company)

14.	FINANCIAL INSTRUMENTS (continued)

ii)	Derivatives (continued)

In addition, the Company issued 500,000 share purchase warrants exercisable at $0.21 per share expiring on July 31, 2013 (Note 9). The fair value of the share purchase warrants of $45,000 was recorded as finance cost and is included in the statement of operations. The fair value of the warrants was determined using the Black Scholes option pricing model with the following assumptions: Risk free rate of 1.08%; Expected dividend yield of 0%; Expected volatility of 77%; and expected life of 2 years. At August 31, 2011 the derivative liability related to the USD$4,000,000 payment required if the month end spot uranium price exceeds USD$85 had an estimated value of $109,108 using variables in effect at August 31, 2011.

As at August 31, 2011, a $5 increase in the uranium spot price while holding all other variables constant would result in an estimated increase of $156,976 in the value of the derivative liability. Increasing the volatility by 5% while holding all other variables constant would result in an estimated increase of $316,474 in the value of the derivative liability. The derivative is revalued at each reporting date with the change in value recognized as an unrealized gain or loss on derivative liability on the consolidated statement of operations.

iii)	Management of financial risk - The Company’s financial instruments are exposed to certain financial risks, including credit risk and liquidity risk.

Credit risk is the risk of an unexpected loss by the Company if a customer or third-party to a financial instrument fails to meet its contractual obligations. The Company’s cash, cash equivalents, restricted cash and reclamation deposits are primarily held in high credit quality financial institutions.

A portion of the Company’s receivables relate to a receivable from participants of the Company’s exploration option agreements. Management mitigates the credit risk associated with this concentration of receivables by ensuring that amounts receivable are current and by involving partners in the budgeting process.

The carrying amount of the Company’s receivables, $318,450 represents the Company’s maximum credit risk exposure.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company’s approach is to ensure that it will have sufficient liquidity to meet its obligations when due. Accounts payable and accrued liabilities are due within the current operating period. The Company uses a budgeting process to project cash flow and to ensure that sufficient resources are available to meet those cash flow requirements. As at August 31, 2011, the Company had working capital of $940,210. The Company does not currently operate any producing properties and as such, is dependent upon issuance of new equity to advance its exploration properties. If equity financing is required, failure to obtain financing on a timely basis may cause the Company to postpone exploration plans, reduce or terminate its operations.

Titan Uranium Inc.
(a development stage company)

14.	FINANCIAL INSTRUMENTS (continued)

Foreign currency risk – The Company’s financial instruments are exposed to currency risk as it presently holds assets and liabilities denominated in both Canadian and US currency. The Company does not use derivative instruments to hedge this exposure. Cash flow forecasts are used to estimate the amount of Canadian and US currency that will be needed so that adequate currency is on hand as liabilities become due.

A +/- 1% change in the Canadian dollar versus the U.S. dollar at August 31, 2011 would have an approximate +/- $6,500 impact on the loss for the year ended August 31, 2011.

The Company has cash balances and no variable interest-bearing debt. The Company’s current policy is to invest excess cash in investment-grade short-term deposit certificates issued by its banking institutions. The Company periodically monitors the investments it makes and is satisfied with the credit ratings of its banks.

The Company is exposed to price risk with respect to commodity prices. Commodity price risk is defined as the potential adverse impact on earnings and economic value due to commodity price movements and volatilities. The Company closely monitors commodity prices to determine the appropriate course of action to be taken by the Company.

15.	CAPITAL DISCLOSURE

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern, so that shareholders may benefit from its operations.

The Company manages its capital structure, which consists of the shareholders’ equity, in response to exploration results and economic conditions. In order to adjust the capital structure, new shares may be issued, assets may be acquired or disposed of, and capital spending may be adjusted.

In order to maximize the Company’s exploration activities, the Company does not pay dividends. The Company invests its cash in highly liquid short-term interest-bearing investments, with a high credit rating.

The Company is not subject to any externally imposed capital requirements.

16.	SUBSEQUENT EVENTS

In October 2011, the Company entered into a loan agreement with an entity related by common directors. The Company arranged for financing of up to $1,000,000 and has been advanced $500,000 and $300,000 under this agreement. The loans are supported by promissory notes, due on January 31, 2013, bearing annual interest of 5%, payable on the due date of the loan.

In December 2011, the Company entered into a definitive business combination agreement with Energy Fuels, whereby Energy Fuels will acquire all of the issued and outstanding shares of the Company by way of plan of arrangement.

Titan Uranium Inc.
(a development stage company)

16.	SUBSEQUENT EVENTS (continued)

Under the plan of arrangement, the Company’s shareholders will receive 0.68 of Energy Fuel’s common shares for each share of the Company held. All outstanding warrants will be replaced or assumed by Energy Fuels and adjusted as appropriate to reflect the consideration to be received by the Company’s shareholders pursuant to the plan of arrangement. All of the Company’s stock options will expire immediately preceding the effective date. The Company has engaged BayFront Capital Partners to act as their financial advisors in this transaction for a fee of $75,000. The transaction is subject to shareholder and regulatory approval.

In connection with this agreement, Energy Fuels has agreed to provide bridge loan financing up to US$1,500,000 to a subsidiary of the Company. The Company and its subsidiary have signed a loan agreement for US$1,000,000 of which US$500,000 has been advanced. The advance is evidenced by a promissory note, due the earlier of the closing date of the business combination agreement or February 28, 2012, and bears interest at a rate of 5%, payable on the due date. The loan is secured by a mortgage over the Company’s Sheep Mountain property and a guarantee provided by the Company. On January 9, 2012, a subsidiary of the Company made a draw request for the balance of US$500,000 from Energy Fuels.

In January 2012, the Company signed a letter of intent with Mega Uranium Ltd. (“Mega”) which provides for the sale of substantially all of the Company’s Canadian assets to Mega in exchange for 10,000,000 common shares of Mega.

SCHEDULE F - CORPORATE GOVERNANCE DISCLOSURE

The board of directors (the “EFI Board”) of Energy Fuels Inc. (“EFI”) is currently comprised of seven directors. Six of the seven directors are considered by the EFI Board to be independent within the meaning of Canadian securities laws. A director is considered to be unrelated and independent by the EFI Board if the EFI Board determines that the director has no direct or indirect material relationship with EFI. A material relationship is a relationship that could, in the view of the EFI Board, be reasonably expected to interfere with the exercise of the director’s judgment independent of management. Stephen P. Antony is not an independent director as he is the President and Chief Executive Officer (“CEO”) of EFI. Each of the remaining directors, namely, J. Birks Bovaird, Paul A. Carroll, Mark E. Goodman, Bruce D. Hansen, Robert J. Leinster and Douglas McIntosh are independent directors of EFI. A majority of the directors of EFI are independent as defined in Section 1.2(1) of NI 58-101.

The following directors of EFI are also directors of other reporting issuers: J. Birks Bovaird is a director of Hawk Uranium Inc.; Bruce D. Hanson is a Director of General Moly, Inc., Paul Carroll is a director of World Wide Minerals Ltd. and Mark Goodman is a director of Ryan Gold Corp., Cogitore Resources Inc., Dynamic Venture Opportunities Fund Ltd., Odyssey Resources Ltd. and is a former Director of Dia Bras Exploration Inc.

The Chairman of EFI, J. Birks Bovaird, is not a member of management and is an unrelated and independent director. One of his principal responsibilities is to oversee the EFI Board processes so that it operates efficiently and effectively in carrying out its duties and to act as a liaison between the EFI Board and management.

The independent directors of the EFI Board are encouraged by the executive directors to hold private sessions, as such independent directors deem necessary in the circumstances. In the fiscal year ended September 30, 2011, the non-executive directors held separate in camera sessions following each EFI Board meeting, and had informal discussions from time to time.

The EFI Board held a total of eight meetings during the period commencing October 1, 2010 and ending September 30, 2011. Each of the directors attended all of the EFI Board meetings during their respective terms, with the exception of Paul A. Carroll, who attended seven of the eight meetings.

Board Mandate
The EFI Board’s mandate is set out in the Governance Manual of EFI as approved by the EFI Board. The EFI Board is responsible, directly and through its Committees, for the supervision of the management of the business and affairs of EFI. The EFI Board seeks to ensure the viability and long-term financial strength of EFI and the creation of enduring shareholder value. In pursuing these objectives, the EFI Board will have regard to the best interests of shareholders and EFI and to the needs of its other stakeholders, including the needs of the communities in which EFI conducts its business and the needs of its employees and suppliers.

To assist the EFI Board in the implementation of its mandate, it delegates some of its responsibility to committees. The EFI Board reviews and approves the structure, mandate and composition of its committees. It also receives and reviews periodic reports of the activities and findings of those committees.

The EFI Board selects and appoints EFI’s President and CEO and, through him, other officers and senior management to whom the EFI Board delegates certain of its power of management. The EFI Board approves strategy, sets targets, performance standards and policies to guide them; monitors and advises management; sets their compensation and, if necessary, replaces them.

The EFI Board reviews and approves, for release to shareholders, quarterly and annual reports on the performance of EFI. It reviews all material public communications and seeks to ensure that EFI communicates effectively with its shareholders and other stakeholders. The EFI Board has procedures in place to ensure effective communication between EFI, its shareholders, respective investors and the public, including the dissemination of information on a regular and timely basis. The CEO has dedicated a portion of his time to communicate with shareholders and prospective investors. Through its officers, EFI responds to questions and provides information to individual shareholders, institutional investors, financial analysts and the media.

The EFI Board ensures that mechanisms are in place to guide the organization in its activities. The EFI Board reviews and approves a broad range of internal control and management systems, including expenditure approvals and financial controls. Management is required by the EFI Board to comply with legal and regulatory requirements with respect to all of EFI’s activities.

Position Descriptions
The EFI Board has adopted a written position description for the CEO of EFI. The primary role of the CEO is to manage EFI in an effective, efficient and forward-looking way and to fulfill the priorities, goals and objectives determined by the EFI Board in the context of EFI’s strategic plans, budgets and responsibilities with a view to increasing shareholder value. These responsibilities include maintaining and developing EFI’s role as a leading uranium exploration, development and mining corporation, developing with the EFI Board and implementing strategic plans for EFI, providing quality leadership to EFI’s staff and ensuring its human resources are properly managed and acting as an entrepreneur and innovator within the context of EFI’s strategic goals.

The position description for the Chairman of the EFI Board is set out in EFI’s Governance Manual. The primary role of the Chairman is to ensure that the responsibilities of the EFI Board are well understood by both the EFI Board and Management, the boundaries between the EFI Board and Management are understood and respected and that the EFI Board carries out its responsibilities effectively in accordance with the EFI Board’s mandate. The Chairman ensures that the EFI Board functions effectively, chairs meetings of the EFI Board and shareholders and leads the EFI Board in monitoring and evaluating the performance of the CEO.

The EFI Board has not developed written position descriptions for the Chairman of each Committee. The primary responsibilities of the Chair of each committee is to lead the committee in undertaking the duties and responsibilities that the committee is charged with by the EFI Board; ensure that committee members receive all necessary information in a timely fashion; ensure that the committee has adequate access to all members of Management; set agendas for and chair committee meetings; lead the committee in an annual review of its performance; and ensure the committee comprises members with the requisite skill, experience and training.

Orientation and Continuing Education
New directors will be provided with a comprehensive information package on EFI and its management and will be fully briefed by senior management on the corporate organization and key current issues. The information package will also include copies of all EFI’s adopted codes and policies. Visits to key operations may also be arranged for new directors.

Although EFI does not provide formal training programs to its directors, the EFI Board encourages directors to participate in continuing education programs. One director has successfully completed a director certification program offered by a major Canadian university. In addition, Board members are often provided with notices and other correspondence from counsel and other advisors which report on developments affecting corporate and securities law matters and governance generally.

Ethical Business Conduct
The EFI Board has adopted a written code for the directors, officers, and employees of EFI which is contained in EFI’s Governance Manual and in the Employee Code of Conduct (the “Code”). The Code sets out in detail the core values and the principles by which EFI is governed and addresses topics such as: honest and ethical conduct; conflicts of interest; compliance with applicable laws, rules and regulations and Corporation policies and procedures; confidential information; public disclosures; and protection and proper use of company assets.

The management of EFI is committed to fostering and maintaining a culture of high ethical standards and compliance, and ensuring a work environment that encourages employees to raise concerns to the attention of management and promptly addressing any employee compliance concerns. EFI will maintain appropriate records evidencing compliance with the Code. It is ultimately the EFI Board’s responsibility for monitoring compliance with the Code. The EFI Board will review the Code periodically and review management’s monitoring of compliance with the Code, and if it were necessary, consult with members of EFI’s senior management team and Audit Committee, as appropriate, to resolve any reported violations of EFI’s Code.

Nomination of Directors
During the financial year ended September 30, 2011, the Governance, Compensation & Nominating Committee was responsible for proposing new candidates for Board nomination. The Committee will periodically assesses the skill sets of current directors and will recommend desired background and qualifications for director nominees, taking into account the needs of the EFI Board at the time. The Committee will address issues such as director representation in terms of expertise and experience, EFI Board size, succession planning, and effectiveness of the EFI Board.

Compensation
During the financial year ended September 30, 2011, the Governance, Compensation & Nominating Committee was responsible for administering the executive compensation program of EFI. The Committee is comprised of entirely independent directors of EFI to ensure an objective process for determining compensation. Decisions involving senior executive appointments, remuneration reviews and bonus allocations are recommended by the CEO, but were approved by the Governance, Compensation and Nominating Committee.

On an annual basis the Governance, Compensation & Nominating Committee will approve and recommend to the EFI Board compensation policies for EFI generally, including base salary, annual incentives, long-term incentives, executive perquisites, supplemental benefits and equity-based incentive plans. In reviewing such compensation policies, the Governance, Compensation & Nominating Committee may consider the recruitment, development, promotion, retention and compensation of executives and other employees of EFI and any other factors that it deems appropriate.

The Governance, Compensation & Nominating Committee will review the adequacy and form of director compensation annually. In addition, the Governance, Compensation & Nominating Committee will approve and recommend to the EFI Board all forms of compensation to be provided to the CEO and other key executive officers of EFI. In reviewing such compensation for recommendation, the Governance, Compensation and Nominating Committee, among other things, evaluates executive officer achievement against corporate goals and objectives, EFI’s overall performance, shareholder returns, the value of similar incentive awards relative to such targets at comparable companies, awards given in past years, and such other factors as the Governance, Compensation & Nominating Committee deems appropriate and in the best interests of EFI. The Governance, Compensation & Nominating Committee is also responsible for proposing goals for the administration of EFI’s equity-based compensation plans and reviewing their competitiveness and making recommendations regarding the form of compensation for the EFI Board that realistically reflects the responsibilities and risks of these positions.

For information regarding how the EFI Board determines the compensation for EFI’s directors and officers please see “Executive Compensation”.

During financial year 2011 no compensation consultant or advisor was retained by EFI.

Other Board Committees
EFI currently has an Audit Committee, a Governance, Compensation & Nominating Committee and a Disclosure Committee.

Assessments
The EFI Board assesses its members and its committees with respect to effectiveness and contribution on an ongoing basis. This assessment process is informal. If an individual EFI Board member is unable to contribute due to ability, lack of time or commitment, the individual would either resign or not be nominated for re-election.